Exhibit 99.1

Deutsche Bank
Interim Report as of March 31, 2015

Deutsche Bank

The Group at a glance

	Three months ended
	Mar 31, 2015	Mar 31, 2014
Share price at period end	€ 32.36	€ 30.97 [1]

Share price high	€ 32.90	€ 38.15 [1]

Share price low	€ 23.48	€ 29.33 [1]

Basic earnings per share [2]	€ 0.39	€ 1.01

Diluted earnings per share [2]	€ 0.38	€ 0.98

Average shares outstanding, in m., basic [2]	1,385	1,073

Average shares outstanding, in m., diluted [2]	1,417	1,104

Pre-tax return on average shareholders’ equity	8.2%	12.0%

Pre-tax return on average active equity	8.4%	12.2%

Post-tax return on average shareholders’ equity	3.1%	7.8%

Post-tax return on average active equity	3.1%	8.0%

Cost/income ratio [3]	83.6%	77.0%

Compensation ratio [4]	33.1%	39.9%

Noncompensation ratio [5]	50.6%	37.1%

in € m.
Total net revenues	10,376	8,392

Provision for credit losses	218	246

Total noninterest expenses	8,678	6,466

Income before income taxes	1,479	1,680

Net income	559	1,103

in € bn. (unless stated otherwise)	Mar 31, 2015	Dec 31, 2014
Total assets	1,955	1,709

Total shareholders’ equity	73.0	68.4

Book value per basic share outstanding	€ 52.67	€ 49.32 [2]

Tangible book value per basic share outstanding	€ 41.26	€ 38.53 [2]

Common Equity Tier 1 capital ratio (CRR/CRD 4) [6]	13.8%	15.2%

Common Equity Tier 1 capital ratio (CRR/CRD 4 fully loaded) [6]	11.1%	11.7%

Tier 1 capital ratio (CRR/CRD 4) [6]	14.6%	16.1%

Tier 1 capital ratio (CRR/CRD 4 fully loaded) [6]	12.2%	12.9%

Number
Branches	2,807	2,814
thereof in Germany	1,842	1,845

Employees (full-time equivalent)	98,615	98,138
thereof in Germany	45,803	45,392

The reconciliation of average active equity and related ratios is provided in the section “Other Information” of this Interim Report.

[1]

To reflect the capital increase 2014, the historical share prices until and including June 5, 2014 (last trading day cum rights) have been adjusted with retroactive effect by multiplication with the correcting factor of 0.9538 (R-Factor).

[2]	All periods have been adjusted in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.
[3]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[5]

Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[6]

Figures presented are based on the transitional rules (“CRR/CRD 4”) and the full application (“CRR/CRD 4 fully loaded”) of the CRR/CRD 4 framework. The capital ratios relate the respective capital to the total risk-weighted assets.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The calculation of the regulatory capital numbers and ratios presented in this report reflects the ECB Decision (EU) (2015/4) from February 4, 2015 on recognition of interim or year-end profits in Common Equity Tier 1 capital.

Deutsche Bank	Content	1
Interim Report as of March 31, 2015

Deutsche Bank	Management Report	2
Interim Report as of March 31, 2015	Operating and Financial Review
	Economic Environment

Management Report

Operating and Financial Review

Economic Environment

In the first quarter of 2015, we expect the pace of growth in the global economy at 3.2 % to be slightly slower than the first quarter of 2014. While we estimate growth in industrialized countries to have accelerated from 1.6 % in the fourth quarter of 2014 to 2.0 % in the first quarter of 2015, year-on-year growth in emerging markets in the first quarter of 2015 is estimated to have slowed from 4.9 % to 4.2%.

On an annualized basis, we estimate the eurozone economy to have grown by 2.0 % in the first quarter of 2015, after expanding by 1.3 % in the fourth quarter of 2014. Low oil prices and the weak euro have had a favorable impact. The German economy is expected to have grown by 3.1 % in the first quarter of 2015, buoyed in part by the mild winter weather. In the previous quarter, growth amounted to 2.8%.

Following annualized growth of 2.2 % compared to the fourth quarter of 2014, economic growth in the U.S. is expected to have fallen to 1.7 % in the first quarter of 2015 for weather related reasons. Japanese economic growth is projected to have accelerated somewhat to 2.9 % on the previous quarter, after coming in at 1.5 % in the fourth quarter of 2014.

The year-on-year rate of economic growth in China likely fell from 7.2 % in the fourth quarter of 2014 to 6.8 % in the first quarter of 2015. This decline is mainly attributable to a correction in the real-estate sector. Following a decline of 0.4 % on the prior year in the last quarter of 2014, the Russian economy is expected to have contracted by 6.6 % in the first quarter of 2015.

The global banking sector got off to a relatively successful start in 2015 despite numerous geopolitical crises. In the eurozone, there was a slight upturn in lending to companies in the first quarter of 2015 so that the year-on-year comparison continued to stabilize. The upward trend in household lending, which had begun in late summer 2014, continued in the first quarter of 2015. Growth in private sector deposits remained robust despite very low interest rates. In fact, growth rates for deposits from companies, up by more than 7 % on the year, were at their highest since the start of 2008. As a result, private sector deposits in the eurozone have now increased by almost 40 % since the start of the financial crisis in summer 2007. Growth in total assets of eurozone banks continued to pick up speed in the first quarter of 2015.

In Germany, lending to households was a mixed picture, further solid growth in mortgage lending was accompanied by a continued contraction in consumer lending volumes. Apparently, German consumers were able to fund their growing propensity to consume with rising incomes; at least there seems to be no demand for greater consumer credit financing at present. Lending to companies grew surprisingly strongly at the start of the year, indicating catch-up effects after the very weak second half of 2014 and an increasing willingness of firms to invest.

In the U.S., the rapid expansion, at double-digit growth rates, in corporate lending accelerated even further in the first quarter of 2015. The retail business also picked up somewhat, largely thanks to a sudden increase in mortgage lending. On the other hand, home equity loans were sluggish and there was a seasonal stagnation in consumer loans. The sharp slowdown in deposits in the fourth quarter of 2014 was entirely offset by very strong growth at the start of the year with an annualized growth rate of more than 8%.

Deutsche Bank	Management Report	3
Interim Report as of March 31, 2015	Operating and Financial Review
	Deutsche Bank Performance

In global investment banking, the largely positive sentiment of recent months continued. Bank revenues in debt capital markets rose, mainly thanks to a favorable trend in the high-yield segment, although total issuance volumes were on balance slightly down compared to the same period of 2014. On the whole, activity levels improved in the U.S. and Europe, while they declined in the emerging markets. For equity issuance volumes, it was the best first quarter since the start of data collection in 1980, not least thanks to a record number of secondary placements. IPOs, however, were slightly down compared to the first quarter of 2014. Overall, all three major regions (North America, Europe and Asia) experienced double-digit growth. While revenues from equity underwritings were unchanged from the prior-year period, there was a further increase in M&A transactions in the best first quarter since 2007, particularly in Asia and the U.S. Bank revenues in the M&A advisory business rose slightly. Trading in equities and debt securities also increased slightly in comparison to the first quarter of 2014.

Asset management operations benefited from a highly favorable environment, in particular on European capital markets, with substantial gains in both equity and bond markets. This is largely attributable to direct market intervention by the ECB, which began large-scale purchases of government bonds. In the U.S., the Dow Jones Industrial Average hit another all-time high in March although the first quarter of 2015 as a whole was shaped by a sideways trend close to the record level. Yields on U.S. government bonds continued to decline despite growing signs of a turnaround in monetary policy. The increased volatility, especially on foreign-exchange markets with the continued depreciation of the euro, likely has not harmed banks’ earnings.

On balance, we expect the profitability of both U.S. and European banks may have increased in the first quarter of 2015 thanks to operational progress, the improved macroeconomic environment and fewer litigation charges.

Among other regulatory and supervisory developments, the Basel 3 liquidity coverage ratio (LCR) was introduced at the start of the year 2015. At the same time, in the context of the European Banking Union the implementation phase for the rules on the recovery and resolution of failed banks began, including the specification of a precise methodology for calculating banks’ contributions to the Single Resolution Fund. Finally, the concept of a Capital Markets Union became more concrete as the European Commission issued a Green Paper. Discussions about the so-called banking structural reform continued.

Deutsche Bank Performance

Overall results in the first quarter 2015 were strong, excluding € 1.5 billion litigation costs recorded. Results benefited from an improved market environment, increased market volatility and favorable movements in foreign exchange rates. Offsetting these were the aforementioned legal and regulatory matters, as well as impacts from the low interest rate environment, higher bank levy and increased regulatory expenditures. We strengthened our capital base and have continued to implement our cultural and cost initiatives.

The key financial results for the Group in the first quarter 2015 are summarized as follows:

—	Group net revenues were € 10.4 billion in the first quarter 2015, increased by 24 % as compared to the first quarter 2014;
—	Income before income taxes was € 1.5 billion, decreased by 12 % as compared to the first quarter 2014;
—	Net income was € 559 million, decreased by 49 % as compared to the first quarter 2014;
—	Post-tax return on average tangible shareholders’ equity was 3.9 % at the end of first quarter 2015;
—	Capital Requirements Regulation/Capital Requirements Directive 4 (CRR/CRD 4) fully loaded Common Equity Tier 1 capital ratio was 11.1 % at the end of the first quarter 2015;
—	Fully loaded CRR/CRD 4 leverage ratio was 3.4 % at the end of the first quarter 2015; and
—	CRR/CRD 4 fully loaded risk-weighted assets were € 431 billion as of March 31, 2015.

Deutsche Bank	Management Report	4
Interim Report as of March 31, 2015	Operating and Financial Review
	Consolidated Results of Operations

The financial Key Performance Indicators (KPIs) of the Group for the first quarter are detailed in the table below:

Group Key Performance Indicators	Mar 31, 2015	Mar 31, 2014
Post-tax return on average active equity (reported) [1]	3.1%	8.0%

Post-tax return on average active equity (adjusted) [2]	13.2%	10.2%

Cost/income ratio (reported) [3]	83.6%	77.0%

Cost/income ratio (adjusted) [4]	64.6%	71.4%

Cost savings [5]	€ 3.6 bn	€ 2.3 bn

Costs to achieve savings [6]	€ 3.1 bn	€ 2.1 bn

CRR/CRD 4 fully loaded Common Equity Tier 1 ratio [7]	11.1%	9.5%

Fully loaded CRR/CRD 4 leverage ratio [8]	3.4%	2.5%

[1]	Based on Net Income attributable to Deutsche Bank shareholders.
[2]

Based on Net Income attributable to Deutsche Bank shareholders, adjusted for litigation, CtA, impairment of goodwill and intangible assets, other severances and CRR/CRD 4 Credit Valuation Adjustment (CVA)/Debt Valuation Adjustment (DVA)/Funding Valuation Adjustment (FVA). Calculation is based on an adjusted tax rate of 35 % for three months ended March 31, 2015 and 34 % for three months ended March 31, 2014. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

[3]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]

Based on noninterest expenses, adjusted for litigation, CtA, impairment of goodwill and intangible assets, policyholder benefits and claims, other severances and other divisional specific cost one-offs; divided by reported revenues. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

[5]	Cost savings resulting from the implementation of the OpEx program.
[6]	Costs-to-achieve (CtA) savings are costs which are directly required for the realization of savings in the OpEx program.
[7]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[8]	Further detail on the calculation of this ratio is provided in the Risk Report.

Consolidated Results of Operations

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2015	Mar 31, 2014	Absolute Change	Change in %
Net revenues:

Thereof:

CB&S	4,654	4,042	612	15

PBC	2,471	2,452	20	1

GTB	1,133	1,018	114	11

Deutsche AWM	1,379	1,065	314	29

NCOU	336	63	273	N/M

Total net revenues	10,376	8,392	1,983	24

Provision for credit losses	218	246	(28)	(12)

Noninterest expenses	8,678	6,466	2,212	34

Income before income taxes	1,479	1,680	(201)	(12)

Income tax expense (benefit)	920	577	344	60

Net income (loss)	559	1,103	(544)	(49)

N/M – Not meaningful

In the first quarter 2015 higher net revenues compared to the first quarter 2014 were reported across all our business divisions, driven by an improved market environment, increased market volatility and favorable movements in foreign exchange rates, supported by the on-going progress reflecting our de-risking activities in the NCOU. The Operational Excellence (OpEx) program continued to focus on more complex initiatives and achieved further cost reductions in the first quarter 2015, however, these savings were more than offset by higher costs from litigation-related charges, higher bank levy, increased regulatory requirements and continued investments in integrating platforms and process enhancements.

Deutsche Bank	Management Report	5
Interim Report as of March 31, 2015	Operating and Financial Review
	Consolidated Results of Operations

Group net revenues in the first quarter 2015 increased by € 2.0 billion, or 24%, to € 10.4 billion compared to € 8.4 billion in the first quarter 2014 supported by favorable movements in foreign exchange rates. CB&S revenues were € 4.7 billion, an increase of € 612 million, or 15%, compared to the first quarter 2014. This was attributable to Sales & Trading (equity), where revenues increased by € 242 million, or 31%, resulting from increased client balances and favorable market conditions and Sales & Trading (debt and other products), where revenues increased by € 208 million, or 9%, resulting from higher market volatility and increased client activity. PBC revenues were € 2.5 billion in the first quarter 2015, a slight increase to the first quarter 2014 of € 20 million, or 1%, compared to the first quarter 2014 mainly driven by strong operational revenues in Global credit and Investment & insurance products. In GTB, revenues of € 1.1 billion in the first quarter 2015 improved by € 114 million, or 11%, compared to the first quarter 2014 with strong volumes and increased business activity compensating for the impacts from the challenging market environment. Deutsche AWM revenues of € 1.4 billion increased by € 314 million, or 29%, compared to the first quarter 2014, driven by increased market levels and favorable foreign exchange developments. NCOU revenues were € 336 million, an increase of € 273 million in the first quarter 2015, reflecting ongoing de-risking and a specific litigation charge recovery in the first quarter 2015. Revenues in Consolidation & Adjustments (C&A) were € 402 million in the first quarter 2015, compared to negative € 247 million in the first quarter 2014, with the development predominantly driven by valuation and timing differences from different accounting methods used for management reporting and IFRS, as well as FVA on internal uncollateralized derivatives between Treasury and CB&S.

Provision for credit losses were € 218 million in the first quarter 2015, a decrease of € 28 million, or 12%, compared to the same period 2014. This mainly resulted from lower provisions for IAS 39 reclassified assets in NCOU partly offset by an increase in CB&S due to higher provisions in our shipping portfolio.

Noninterest expenses were € 8.7 billion in the first quarter an increase of € 2.2 billion, or 34%, compared to the first quarter 2014 mainly due to litigation-related charges and the aforementioned effects from foreign exchange rate movements. Compensation and benefits amounted to € 3.4 billion, an increase of € 84 million, or 3%, compared to the first quarter 2014. This primarily reflects higher fixed compensation costs to comply with regulatory requirements, mainly in CB&S, as well as strategic hires for our new control functions. These increases were partly offset by lower variable compensation compared to the first quarter 2014. General and administrative expenses of € 5.1 billion increased by € 2.1 billion, or 68%, compared to the first quarter 2014. Main drivers for this increase were the aforementioned litigation-related charges and costs for bank levy. Litigation-related charges were € 1.5 billion in the first quarter 2015. Bank levy costs increased by € 527 million quarter-on-quarter due to increases in size and a different timing of recognition within the year, both triggered by a change in bank levy regime. Noninterest expenses were further affected by higher regulatory induced expenses. Offsetting effects include benefits from the ongoing implementation of our OpEx program and from the sales of The Cosmopolitan of Las Vegas and BHF-BANK in 2014. Policyholder benefits and claims, which are offset by mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, were € 153 million in the first quarter 2015, an increase of € 102 million compared to the first quarter 2014.

Group income before income taxes was € 1.5 billion in the first quarter 2015 versus € 1.7 billion in the first quarter 2014. This decrease was predominantly driven by increases in noninterest expenses, mainly from litigation provisions, partly offset by a favorable revenue development and lower provision for credit losses.

Net income for the first quarter 2015 was € 559 million, compared to € 1.1 billion in the first quarter 2014. Income tax expense in the first quarter 2015 was € 920 million versus € 577 million in the comparative period. The effective tax rate in the current quarter of 62 % was mainly impacted by non tax deductible litigation-related charges. The effective tax rate in the first quarter 2014 was 34%.

Deutsche Bank	Management Report	6
Interim Report as of March 31, 2015	Operating and Financial Review
	Segment Results of Operations

Segment Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three months ended March 31, 2015 and March 31, 2014. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

	Three months ended Mar 31, 2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	4,654	2,471	1,133	1,379	336	402	10,376

Provision for credit losses	37	135	15	4	28	1	218

Total noninterest expenses	3,959	1,801	709	1,084	690	436	8,678
Thereof:
Policyholder benefits and claims	0	0	0	153	0	0	153
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	22	1	0	0	0	0	23

Noncontrolling interests	16	0	0	0	0	(16)	0

Income (loss) before income taxes	643	536	409	291	(381)	(18)	1,479

Cost/income ratio	85%	73%	63%	79%	N/M	N/M	84%

Assets	1,440,056	259,407	117,368	89,599	38,759	10,277	1,955,465

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	213,582	76,704	51,638	21,949	46,327	21,189	431,390

Average active equity	30,595	16,293	7,159	7,509	8,410	24	69,990

Pre-tax return on average active equity (in %)	8	13	23	16	(18)	N/M	8

Post-tax return on average active equity (in %)[1]	5	8	15	10	(12)	N/M	3

N/M – Not meaningful

[1]   The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 62 % for the three months ended March 31, 2015. For the post-tax return on average active equity of the segments, the applied tax rate was 35%.

	Three months ended Mar 31, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	4,042	2,452	1,018	1,065	63	(247)	8,392

Provision for credit losses	16	140	24	(1)	67	1	246

Total noninterest expenses	2,566	1,836	638	899	538	(12)	6,466
Thereof:
Policyholder benefits and claims	0	0	0	52	0	0	52
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	44	3	2	4	2	0	56

Noncontrolling interests	21	0	0	0	(1)	(20)	0

Income (loss) before income taxes	1,439	475	357	167	(541)	(216)	1,680

Cost/income ratio	63%	75%	63%	84%	N/M	N/M	77%

Assets	1,133,139	261,106	108,130	73,184	50,996	10,020	1,636,574

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	165,432	79,613	41,523	13,791	57,990	14,963	373,313

Average active equity	20,937	14,357	5,327	6,181	7,684	0	54,488

Pre-tax return on average active equity (in %)	27	13	27	11	(28)	N/M	12

Post-tax return on average active equity (in %)[1]	18	9	17	7	(18)	N/M	8

N/M – Not meaningful

[1]   The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 34 % for the three months ended March 31, 2014. For the post-tax return on average active equity of the segments, the applied tax rate was 35%.

Deutsche Bank	Management Report	7
Interim Report as of March 31, 2015	Operating and Financial Review
	Corporate Divisions

Corporate Divisions

Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2015	Mar 31, 2014	Absolute Change	Change in %
Net revenues:

Sales & Trading (debt and other products)	2,643	2,435	208	9

Sales & Trading (equity)	1,012	770	242	31

Origination (debt)	433	358	75	21

Origination (equity)	206	160	46	29

Advisory	145	107	39	36

Loan products	277	255	22	9

Other products	(61)	(42)	(19)	45

Total net revenues	4,654	4,042	612	15

Provision for credit losses	37	16	21	137

Total noninterest expenses	3,959	2,566	1,393	54
Thereof:
Restructuring activities	22	44	(22)	(50)
Impairment of intangible assets	0	0	0	N/M

Noncontrolling interests	16	21	(6)	(27)

Income before income taxes	643	1,439	(796)	(55)

Post-tax return on average active equity (adjusted) [1,2]	18%	19%

N/M – Not meaningful

[1]

Based on Net Income (loss) after income taxes attributable to Deutsche Bank shareholders, as adjusted for litigation, CtA, impairment of goodwill and intangible assets, other severances and CVA / DVA / FVA. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

[2]	Calculation is based on an adjusted tax rate of 34 % for first quarter ending Mar 31, 2015 and same for the first quarter ending Mar 31, 2014.

CB&S reported strong revenues in the first quarter 2015 driven by an improved market environment, increased market volatility and favorable movements in foreign exchange rates.

Sales & Trading (debt and other products) net revenues were € 2.6 billion in the first quarter 2015, an increase of € 208 million, or 9%, compared to the first quarter 2014. Revenues in Foreign Exchange were significantly higher than the prior year quarter driven by increased client activity and higher market volatility. Revenues in Rates were higher than the prior year quarter driven by increased client activity notably in Europe. Flow Credit revenues were significantly higher and Emerging Markets revenues were higher than the prior year quarter, driven by an improved market environment. Revenues in Distressed Products were significantly lower compared to a strong first quarter 2014. RMBS revenues were significantly lower driven by challenging market conditions. Revenues in Credit Solutions and Global Liquidity Management were in line with the prior year quarter. Sales & Trading (debt and other products) net revenues included two valuation adjustment items totalling a loss of € 208 million. First, a mark-to-market loss of € 16 million (first quarter 2014: a gain of € 28 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA). Second, a Funding Valuation Adjustment (FVA) loss of € 193 million (first quarter 2014: a gain of € 14 million) including a negative impact of € 84 million due to a calculation refinement.

Deutsche Bank	Management Report	8
Interim Report as of March 31, 2015	Operating and Financial Review
	Corporate Divisions

Sales & Trading (equity) generated net revenues of € 1.0 billion in the first quarter 2015, an increase of € 242 million, or 31%, compared to the first quarter 2014. Prime Finance revenues were significantly higher than the prior year quarter driven by increased client balances. Revenues in Equity Derivatives were significantly higher than the prior year quarter driven by stronger performance in North America and Asia. Equity Trading revenues were also higher driven by increased revenues in Asia and Europe reflecting favorable market conditions and higher equity valuations.

Origination and Advisory generated net revenues of € 784 million in the first quarter 2015, an increase of € 159 million, or 26%, compared to the first quarter 2014. Revenues in Advisory were significantly higher than the prior year quarter reflecting an increased fee pool. Equity and Debt Origination revenues were higher than the prior year quarter, driven by strong deal flow.

Loan products net revenues were € 277 million in the first quarter 2015, compared to € 255 million in the first quarter 2014.

Net revenues from Other products were a loss of € 61 million in the first quarter 2015 versus a loss of € 42 million in the prior year quarter. Net revenues from Other products included a loss of € 13 million (first quarter 2014: a loss of € 42 million) relating to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities.

In provision for credit losses, CB&S recorded a net charge of € 37 million in the first quarter 2015, compared to a net charge of € 16 million in the first quarter 2014, due to increased provisions taken in the Shipping portfolio.

Noninterest expenses increased by € 1.4 billion, or 54%, compared to the first quarter 2014. This increase was driven by materially higher litigation costs, adverse movements in foreign exchange rates and regulatory required expenditures. These increases offset the savings from OpEx and lower compensation costs.

Income before income taxes was € 643 million in the first quarter 2015, compared to € 1.4 billion in the first quarter 2014, driven by increased litigation, higher infrastructure cost attributable to regulatory program expenditure and control function build out, offset by strong revenues and favorable movements in foreign exchange rates.

Deutsche Bank	Management Report	9
Interim Report as of March 31, 2015	Operating and Financial Review
	Corporate Divisions

Private & Business Clients Corporate Division (PBC)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2015	Mar 31, 2014	Absolute Change	Change in %
Net revenues:

Global credit products	930	846	83	10

Deposits	694	757	(63)	(8)

Payments, cards & account products	235	247	(12)	(5)

Investment & insurance products	406	348	57	16

Postal and supplementary Postbank Services	61	105	(43)	(41)

Other products	145	148	(3)	(2)

Total net revenues	2,471	2,452	20	1

Provision for credit losses	135	140	(6)	(4)

Total noninterest expenses	1,801	1,836	(36)	(2)
Thereof: Impairment of intangible assets	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M

Income before income taxes	536	475	61	13

Breakdown of PBC by business [1]

Private & Commercial Banking:

Net revenues	951	1,023	(73)	(7)

Provision for credit losses	14	20	(6)	(31)

Noninterest expenses	816	804	11	1

Income before income taxes	121	199	(78)	(39)

Advisory Banking International:

Net revenues	586	523	63	12

Provision for credit losses	60	66	(6)	(9)

Noninterest expenses	317	350	(32)	(9)

Income before income taxes	208	107	101	95

Postbank: [2]

Net revenues	935	906	29	3

Provision for credit losses	60	54	7	13

Noninterest expenses	668	683	(15)	(2)

Noncontrolling interests	0	0	0	N/M

Income before income taxes	207	169	37	22

N/M – Not meaningful

[1]

Effective January 1 2015, PBC has refined its internal cost allocation among the business units Private & Commercial Banking and Advisory Banking International. Prior periods have been restated accordingly.

[2]	Contains the major core business activities of Postbank AG as well as BHW and norisbank.

Despite the prevailing low interest rate environment PBC recorded a very strong result in the first quarter of 2015 with an income before income taxes of € 536 million. This is an increase of € 61 million, or 13%, compared to the prior year quarter which had included a non-recurring gain related to a business sale closed in a prior period. PBC’s strong performance was driven by operational revenues in Global credit and Investment & insurance products which more than offset shortfalls in revenues from Deposits, Payments, cards & accounts and Postal and supplementary Postbank Services as well as declining noninterest expenses.

Net revenues in PBC increased by € 20 million compared to the prior year quarter. Higher Global credit product revenues of € 83 million, or 10%, compared to the first quarter 2014 reflected higher loan volumes and improved loan margins, especially in Mortgages and Home Loan & Savings. This was accompanied by specific effects from successful contract alignments with business partners in Postbank and impacts related to updates of internal funding models in Private & Commercial Banking. Revenues from Investment & insurance products achieved a quarterly record high since the financial crisis in a positive overall market environment with an increase of € 57 million, or 16%, reflecting continuing strong securities brokerage business with higher levels of transactions compared to the prior year period. The decline in net revenues from Deposits of € 63 million, or 8%, compared to the prior year quarter was mainly caused by the continued low interest rate environment in Europe. Net revenues from Postal and supplementary Postbank Services decreased by € 43 million, or 41%, compared to the first quarter 2014 due to a new contract with Deutsche Post DHL, partly compensated by

Deutsche Bank	Management Report	10
Interim Report as of March 31, 2015	Operating and Financial Review
	Corporate Divisions

lower costs related to the same contractual changes. The decrease in net revenues from Payments, cards & account products of € 12 million, or 5%, compared to the first quarter 2014, was mainly driven by tightening in regulation with regard to payment and card fees. Other product revenues decreased by € 3 million, or 2%, compared to the prior year quarter. The first quarter of 2014 has been impacted by the positive effect of a subsequent gain in Private & Commercial Banking related to a business sale closed in a prior period, while the current quarter benefitted from higher revenues related to Postbank nonoperating activities as well as a better performance of the Hua Xia Bank equity investment.

Provision for credit losses remained at the low level of the first quarter 2014, continuing to benefit from the quality of PBC’s loan book and a benign economic environment in Germany.

Noninterest expenses decreased by € 36 million, or 2%, to € 1.8 billion, compared to the first quarter 2014. Cost-to-achieve for our OpEx and Postbank integration programs decreased by € 23 million, in line with the expected progress of these programs. Additionally, PBC continued to realize incremental savings from efficiency measures implemented under the OpEx program. These effects were partly offset by higher infrastructure expenses, mainly caused by regulatory requirements and establishment of new control functions.

Income before income taxes increased by € 61 million, or 13%, compared to the first quarter of 2014, benefitting from a positive operational business development.

Invested assets increased by € 11 billion compared to December 31, 2014, mainly due to market appreciation and slight inflows in securities.

Global Transaction Banking Corporate Division (GTB)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2015	Mar 31, 2014	Absolute Change	Change in %
Net revenues:

Transaction services	1,133	1,018	114	11
Total net revenues	1,133	1,018	114	11

Provision for credit losses	15	24	(9)	(39)

Total noninterest expenses	709	638	71	11
Thereof:
Restructuring activities	0	2	(2)	N/M
Impairment of intangible assets	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M

Income before income taxes	409	357	53	15

N/M – Not meaningful

In the first quarter 2015, GTB reported the highest net revenues since the division was established in 2001, amounting to € 1.1 billion. This was achieved despite a continued challenging market environment with persistent low interest rates and heightened geopolitical risks. Additionally, the business environment remained highly competitive, while the weakening of the Euro positively impacted the contribution from activities denominated in foreign currencies.

In this environment, GTB’s net revenues increased by € 114 million, or 11%, compared to the first quarter 2014, which included a gain on sale of registrar services GmbH. Revenues in Trade Finance benefited from growing volumes, which more than offset for the impact from low interest environment and continued pressure on margins. In Securities Services, revenues increased due to strong volume growth mainly in the Asia Pacific region. In Cash Management, business activity also increased.

Provision for credit losses of € 15 million in the first quarter 2015 decreased by € 9 million compared to the first quarter 2014, driven by lower provisions in Trade Finance and in commercial banking activities in the Netherlands.

Deutsche Bank	Management Report	11
Interim Report as of March 31, 2015	Operating and Financial Review
	Corporate Divisions

Noninterest expenses increased by € 71 million, or 11%, compared to the prior year quarter. The increase was primarily driven by higher expenses to comply with regulatory requirements as well as increased revenue-related expenses. The first quarter 2015 included cost-to-achieve related to the OpEx program of € 12 million versus € 19 million in the first quarter 2014.

Income before income taxes increased by € 53 million, or 15%, compared to the first quarter 2014 due to record revenues as well as lower provision for credit losses.

Deutsche Asset & Wealth Management Corporate Division (Deutsche AWM)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2015	Mar 31, 2014	Absolute Change	Change in %
Net revenues:

Management Fees and other recurring revenues	822	613	209	34

Performance and transaction fees and other non recurring revenues	185	183	2	1

Net interest income	192	148	43	29

Other product revenues	4	71	(67)	(95)

Mark-to-market movements on policyholder positions in Abbey Life	176	49	127	N/M

Total net revenues	1,379	1,065	314	29

Provision for credit losses	4	(1)	5	N/M

Total noninterest expenses	1,084	899	185	21
Thereof:
Policyholder benefits and claims	153	52	102	197
Restructuring activities	0	4	(5)	N/M
Impairment of intangible assets	0	0	0	N/M

Noncontrolling interests	0	0	0	(53)

Income before income taxes	291	167	125	75

N/M – Not meaningful

In the first quarter of 2015, Deutsche AWM continued to benefit from higher market levels, increased net new money and greater assets under management. However, performance continues to be impacted by increased regulatory costs and an ongoing low interest rate environment, which challenges retirement product revenue and deposit revenue margins.

In Deutsche AWM, net revenues were € 1.4 billion in the first quarter 2015, an increase of € 314 million, or 29%, compared to the first quarter 2014.

Management Fees and other recurring revenues increased by € 209 million, or 34%, due to an increase in the average assets under management for the quarter following positive flow, increased market levels and foreign currency effects. Net interest income increased by € 43 million, or 29%, due to increased lending volume and positive foreign exchange development. Other product revenues decreased compared to the first quarter 2014 by € 67 million, or 95%, mainly due to unfavorable impacts to retirement products from the low interest environment and a write-down in active products in regards to HETA exposure of € 110 million, partially offset by alternative products. Mark-to-market movements on policyholder positions in Abbey Life increased by € 127 million versus first quarter 2014 following increased market gains.

Provision for credit losses remained at very low levels.

Noninterest expenses of € 1.1 billion in the first quarter 2015 increased by € 185 million, or 21%, compared to the first quarter 2014 driven by higher policyholder benefits and claims, foreign exchange impact, higher revenue-driven costs, increased compensation costs mainly in respect of higher regulatory requirements and strategic hirings, partly offset by lower costs-to-achieve related to OpEx and lower litigation costs.

Income before income taxes was € 291 million in the first quarter 2015, an increase of € 125 million, or 75%, compared to the first quarter 2014.

Deutsche Bank	Management Report	12
Interim Report as of March 31, 2015	Operating and Financial Review
	Corporate Divisions

In the first quarter 2015, invested assets were € 1.2 trillion, an increase of € 120 billion, mainly driven by foreign exchange movements of € 63 billion, market appreciation of € 46 billion and inflows of € 17 billion.

Non-Core Operations Unit Corporate Division (NCOU)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2015	Mar 31, 2014	Absolute Change	Change in %
Net revenues	336	63	273	N/M

Provision for credit losses	28	67	(39)	(59)

Total noninterest expenses	690	538	152	28
Thereof:
Restructuring activities	0	2	(2)	(95)
Impairment of intangible assets	0	0	0	N/M

Noncontrolling interests	0	(1)	1	N/M

Income (loss) before income taxes	(381)	(541)	160	(30)

N/M – Not meaningful

The results for NCOU in the first quarter reflect the good progress from de-risking activity, as well as fair value movements, impairments and developments in regard to litigation-related matters.

Net revenues for the NCOU in the reporting period increased by € 273 million, to € 336 million driven by a specific litigation recovery of € 219 million. Lower portfolio revenues following the sale of BHF-BANK and The Cosmopolitan of Las Vegas in 2014 have been offset by the net effect arising from valuation adjustments and mark-to-market impacts. NCOU’s de-risking activity generated revenue gains of € 98 million compared to net gains of € 67 million in the same period in 2014.

Provision for credit losses in the first quarter 2015 was € 39 million lower compared to the same quarter in 2014 due to lower provisions taken against IAS 39 reclassified assets.

Noninterest expenses increased by € 152 million, or 28%, compared to the first quarter 2014. The increase was predominantly due to higher litigation-related expenses, offset by the sale of BHF-BANK and The Cosmopolitan of Las Vegas in 2014, and the non-recurrence of an one-time impairment in the prior year.

The loss before income taxes decreased by € 160 million, compared to the same quarter in 2014, primarily driven by the aforementioned movements and impacts.

Consolidation & Adjustments (C&A)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2015	Mar 31, 2014	Absolute Change	Change in %
Net revenues	402	(247)	650	N/M

Provision for credit losses	1	1	0	N/M

Noninterest expenses	436	(12)	447	N/M

Noncontrolling interests	(16)	(20)	5	(24)

Income (loss) before income taxes	(18)	(216)	197	(91)

N/M – Not meaningful

Loss before income taxes in C&A was € 18 million in the first quarter 2015, compared to a loss of € 216 million in the prior year quarter. This development was predominantly attributable to valuation and timing differences from different accounting methods used for management reporting and IFRS, which showed a positive impact of € 324 million compared to negative € 134 million in the prior year quarter. In addition, FVA on internal uncollateralized derivatives between CB&S and Treasury contributed a positive € 1 million in the first quarter 2015, in contrast with a negative effect of € 95 million in the first quarter 2014. These positive developments were partially offset by a negative impact of € 426 million in bank levy compared to a positive € 1 million in the prior year quarter, driven by increases in size and a different timing of recognition within the year, both triggered by a change in bank levy regime. These costs will be allocated to the corporate divisions over the course of the year.

Deutsche Bank	Management Report	13
Interim Report as of March 31, 2015	Operating and Financial Review
	Financial Position

Financial Position

in € m. (unless stated otherwise)	Mar 31, 2015	Dec 31, 2014	Absolute Change	Change in %
Cash and due from banks	21,645	20,055	1,590	8

Interest-earning deposits with banks	70,659	63,518	7,142	11

Central bank funds sold, securities purchased under resale agreements and securities borrowed	57,908	43,630	14,278	33

Trading assets	212,185	195,681	16,504	8

Positive market values from derivative financial instruments	746,084	629,958	116,126	18

Financial assets designated at fair value through profit or loss	125,810	117,285	8,524	7
Thereof:
Securities purchased under resale agreements	68,481	60,473	8,008	13
Securities borrowed	17,880	20,404	(2,524)	(12)

Loans	428,548	405,612	22,935	6

Brokerage and securities related receivables	165,518	115,054	50,464	44

Remaining assets	127,108	117,910	9,198	8

Total assets	1,955,465	1,708,703	246,762	14

Deposits	572,921	532,931	39,990	8

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	19,894	13,226	6,668	50

Trading liabilities	54,231	41,843	12,388	30

Negative market values from derivative financial instruments	724,120	610,202	113,918	19

Financial liabilities designated at fair value through profit or loss	41,340	37,131	4,209	11
Thereof:
Securities sold under repurchase agreements	23,892	21,053	2,839	13
Securities loaned	825	1,189	(364)	(31)

Other short-term borrowings	39,260	42,931	(3,671)	(9)

Long-term debt	157,519	144,837	12,682	9

Brokerage and securities related payables	193,016	143,210	49,805	35

Remaining liabilities	75,232	69,170	6,062	9

Total liabilities	1,877,533	1,635,481	242,053	15

Total equity	77,932	73,223	4,709	6

Movements in Assets

The overall growth of € 247 billion (or 14%) of our balance sheet during the first quarter 2015 was heavily impacted by the depreciation of the euro against all other major currencies, which contributed € 109 billion to the increase over this period, of which 75 % related to the significant strengthening of the US dollar versus the euro. These increases stemming from foreign exchange rate movements are also contained in the movements per balance sheet line item as discussed below.

Positive market values from derivative financial instruments increased by € 116 billion during the period, primarily from interest rate and foreign exchange rate movements.

Brokerage and securities related receivables contributed € 50 billion to the overall growth, following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year, as well as from higher collateral requirements corresponding to the increase in negative market values from derivative financial instruments.

Loans increased by € 23 billion, driven by exposure increases in CB&S, GTB and Deutsche AWM, also primarily related to foreign exchange rate movements, accounting for € 17 billion of the increase.

Central bank funds sold, securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, increased by € 20 billion, of which € 13 billion were driven by foreign exchange rate movements.

Deutsche Bank	Management Report	14
Interim Report as of March 31, 2015	Operating and Financial Review
	Financial Position

Trading assets increased by € 17 billion during the first quarter, cash and due from banks together with interest-earning deposits with banks increased by € 9 billion. Both increases were largely attributable to foreign exchange rate movements.

Financial assets available for sale (reported as part of Remaining Assets) increased by € 8 billion mainly driven by increases in highly liquid securities held in the Group’s Strategic Liquidity reserve. These increases are the result of the Group’s ongoing optimization of its liquidity reserves.

Movements in Liabilities

As of March 31, 2015, total liabilities increased by € 242 billion (or 15%) compared to year-end 2014.

Similar to total assets, the overall increase in liabilities also reflects the impact of foreign exchange rate movements during the quarter.

Compared to December 31, 2014, negative market values from derivative financial instruments, and brokerage and securities related payables increased by € 114 billion and € 50 billion, respectively, primarily due to the same reasons driving the movements in positive market values from derivative financial instruments and brokerage and securities related receivables as outlined above.

Deposits were up by € 40 billion, primarily in our funding through transaction banking, largely related to increased current account deposits stemming from clearing activities, retail and unsecured wholesale. Foreign exchange rate movements also contributed to this increase.

Long-term debt increased by € 13 billion, primarily driven by foreign exchange rate movements as well as higher funding activities which exceeded the amount of debt that matured during the quarter.

Trading liabilities increased by € 12 billion, with more than two-thirds relating to equity securities and the remainder to debt securities.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, under both accrual and fair value accounting, have increased by € 9 billion in total, driven by increased secured funding of trading inventory and foreign exchange rate movements.

Other short-term borrowings were down by € 4 billion, primarily from reductions in GTB with a corresponding increase in deposits, and to a lesser extent in our NCOU.

Liquidity

Liquidity reserves amounted to € 203 billion as of March 31, 2015 (compared to € 184 billion as of December 31, 2014). We maintained a positive liquidity stress result as of March 31, 2015 (under the combined scenario).

Equity

Total equity as of March 31, 2015 increased by € 4.7 billion. The main factors contributing to this development were positive effects from exchange rate changes of € 3.7 billion (especially in the U.S. dollar). Further contributing to the increase were net income attributable to Deutsche Bank shareholders of € 544 million and unrealized net gains on financial assets available for sale of € 412 million, which mainly resulted from improved market prices of debt securities from European issuers.

Deutsche Bank	Management Report	15
Interim Report as of March 31, 2015	Operating and Financial Review
	Financial Position

Regulatory Capital

The calculation of the regulatory capital numbers and ratios presented in this report reflects the ECB Decision (EU) (2015/4) from February 4, 2015 on recognition of interim or year-end profits in Common Equity Tier 1 capital.

Starting January 1, 2014, the calculation of our regulatory capital, risk-weighted assets and capital ratios incorporates the capital requirements following the Capital Requirements Regulation (CRR) and Capital Requirements Directive 4 (CRD 4), published on June 27, 2013 including certain transitional rules. When referring to the results according to the transitional rules that are currently applicable to us, we use the term “CRR/CRD 4”. When referring to the results according to the full application of the final framework we use the term “fully loaded CRR/CRD 4”.

Our Tier 1 capital according to CRR/CRD 4 as of March 31, 2015 was € 63.0 billion, € 0.9 billion lower than at the end of 2014, resulting in a CRR/CRD 4 Tier 1 capital ratio of 14.6%, down from 16.1 % at December 31, 2014. Our Common Equity Tier 1 (CET 1) capital according to CRR/CRD 4 decreased in the first three months by € 0.4 billion to € 59.7 billion, resulting in a CRR/CRD 4 CET 1 capital ratio of 13.8 % as of March 31, 2015, compared with 15.2 % at the end of 2014. Our Additional Tier 1 (AT1) capital according to CRR/CRD 4 decreased by € 0.5 billion to € 3.3 billion.

The increase in our CET 1 capital instruments and reserves in the first three months 2015 was mainly the result of positive effects from foreign currency translation within Accumulated other comprehensive income of € 3.7 billion, but was more than offset by higher regulatory adjustments to CET 1 capital of € 4.1 billion compared to the year-end 2014 mainly due to CET 1 capital deductions that are phased in with a rate of 40 % in 2015 (20 % in 2014), primarily intangible assets and deferred tax assets. First quarter 2015 net income attributable to Deutsche Bank shareholders of € 544 million was fully offset by dividend accrual due to the application of a pay-out ratio assumption of 100 % according to the above mentioned ECB decision.

The decrease in our AT1 capital instruments of € 2.6 billion compared to December 31, 2014 resulted mainly from our redemptions of legacy Hybrid Tier 1 capital instruments. An offsetting effect arose from certain deductions (mainly intangible assets) that were phased out from AT1 capital. These deductions reflect the residual amount of certain CET 1 deductions (i.e. 60 % in 2015 compared to 80 % in 2014) that are subtracted from CET 1 capital under “fully-loaded” rules, but are allowed to reduce AT1 capital during transitional period. This resulted in lower regulatory adjustments to AT 1 capital of € 2.1 billion in the first three months 2015.

Our fully loaded CRR/CRD 4 Tier 1 capital as of March 31, 2015 was € 52.5 billion, € 1.8 billion higher than at the end of 2014, resulting in a fully loaded CRR/CRD 4 Tier 1 capital ratio of 12.2%, down from 12.9 % as of December 31, 2014. Our fully loaded CRR/CRD 4 CET 1 capital increased in the first three months 2015 by € 1.8 billion to € 47.8 billion, resulting in a fully loaded CRR/CRD 4 CET 1 capital ratio of 11.1%, compared with 11.7 % at the end of 2014.

The increase in our fully loaded CRR/CRD 4 CET 1 mainly reflects the positive effects from foreign currency translation within Accumulated other comprehensive income of € 3.7 billion that were partly offset by higher regulatory adjustments to CET 1 capital of € 2.1 billion, also mainly driven by foreign exchange movements, compared to year-end 2014. The positive effect in our CET 1 capital and its impact on the ratio however was more than offset by an increase in fully loaded CRR/CRD 4 RWA.

RWA according to CRR/CRD 4 were € 432 billion as of March 31, 2015, compared with € 397 billion at the end of 2014. The overall increase of € 35 billion largely reflects the change in foreign exchange movements by € 18 billion and operational risk risk-weighted assets with € 8 billion being explained by the inclusion of industry losses in our model calculations. Additional contributors are increases in credit and market risk RWA reflecting movements in business volumes.

Deutsche Bank	Management Report	16
Interim Report as of March 31, 2015	Operating and Financial Review
	Financial Position

Risk-weighted assets according to CRR/CRD 4 fully-loaded were € 431 billion as of March 31, 2015 being € 0.7 billion lower compared to the RWA under the transitional rule reflecting lower RWA from our deferred tax assets that rely on future profitability and arises from temporary differences and holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities, which are subject to threshold exemptions as outlined in Article 48 CRR.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of March 31, 2015 and December 31, 2014 the carrying value of reclassified assets was € 7.3 billion and € 7.4 billion, respectively, compared with a fair value of € 7.4 billion and € 7.4 billion as of March 31, 2015 and December 31, 2014, respectively. These assets are held in the NCOU.

Please refer to the note “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’” for additional information on these assets and on the impact of their reclassification.

Exposure to Monoline Insurers

The following is an update on the development of protection purchased from monoline insurers.

Monoline exposure related to U.S. residential mortgages

	Mar 31, 2015				Dec 31, 2014
in € m.	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]
AA Monolines: [2]
Other subprime	103	27	(5)	22	95	30	(7)	23
Alt-A	1,544	466	(66)	400	1,405	423	(61)	361

Total AA Monolines [3]	1,647	493	(71)	422	1,500	452	(68)	384

[1]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[2]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.
[3]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

Other Monoline exposure

	Mar 31, 2015				Dec 31, 2014
in € m.	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]
AA Monolines: [2]
TPS-CLO	1,322	273	(45)	228	1,269	254	(43)	210
CMBS	778	(2)	0	(2)	712	(2)	0	(2)
Student loans	365	51	(10)	41	322	44	(9)	35
Other	567	77	(15)	62	506	72	(14)	59

Total AA Monolines	3,032	400	(70)	329	2,810	368	(66)	302

Non Investment-Grade Monolines: [2]
TPS-CLO	341	87	(18)	69	329	77	(16)	61
CMBS	1,647	(2)	0	(2)	1,476	(2)	0	(2)
Corporate single name/Corporate CDO	31	6	(1)	5	28	5	0	5
Student loans	765	74	(10)	64	679	66	(9)	57
Other	845	136	(44)	92	774	136	(50)	86

Total Non Investment-Grade Monolines	3,629	301	(73)	228	3,285	282	(75)	207

Total [3,4]	6,661	701	(143)	557	6,095	650	(141)	509

[1]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[2]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.
[3]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 26 million as of March 31, 2015, and € 22 million as of December 31, 2014, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[4]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

Deutsche Bank	Management Report	17
Interim Report as of March 31, 2015	Operating and Financial Review
	Events after the Reporting Period

Related Party Transactions

We have business relationships with several companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Management and Supervisory Board

Mr. Christian Sewing became a member of the Management Board as of January 1, 2015, and is responsible for the Legal Department, Group Audit and Incident Management.

Events after the Reporting Period

On April 22, 2015 Deutsche Bank signed an agreement to purchase additional Postbank shares. With this transaction Deutsche Bank’s share in Postbank increases to approximately 97%. The transaction will result in a net loss of approximately € 93 million in the second quarter of 2015.

Deutsche Bank	Management Report	18
Interim Report as of March 31, 2015	Outlook
	The Global Economy

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2014 that outlined our expectations for 2015 and 2016.

The Global Economy

In 2015, we expect global economic growth to remain unchanged, compared to last year, at 3.4 % on an annual average, which is below the trend growth rate seen prior to the financial crisis. Global inflation is likely to drop to 3.3%, owing to the weak trend in commodity prices and underutilized capacities.

We anticipate that growth in the industrialized countries will accelerate sharply to 2.2 % with a muted rise of 0.5 % in consumer prices. By contrast, we expect growth in emerging markets to fall to 4.3%. We expect inflation to be 5.5%.

In the eurozone, GDP looks likely to rise by 1.4 % in 2015 on the back of the global economic recovery, an easing of lending conditions, significantly lower oil prices and a weaker euro. The continuing geopolitical risks and the need to reduce private sector debt levels are likely to have a dampening effect. We expect hysteresis effects and moderate growth will likely lead to only a slow improvement of the job market. We expect unemployment to fall to an average of 11.0 % in 2015. The weak trend in commodity prices and underutilized capacities will likely, in our view, lead to a stagnation of consumer prices in 2015. We expect the eurozone economy will continue to enjoy strong support from the ongoing expansive monetary policy of the European Central Bank (ECB), which, as part of its unconventional program of measures, increased its asset purchases to € 60 billion per month in March 2015 and, in addition to its purchases of covered bonds and asset-backed securities, also began buying bonds issued by central governments of the eurozone, agencies and European institutions. Political uncertainty is likely to remain relatively high throughout the year due to the difficult ongoing negotiations between the EU, IMF and Greece, as well as pending elections in Finland, Portugal and Spain, where eurosceptic parties could gain a larger share of the votes. Driven by predominantly domestic growth, we expect the German economy to expand by 2.0 % in 2015, once again at a faster rate than the eurozone overall.

In the U.S., we expect above-trend growth of 3.1 % in 2015 and the U.S. looks set to be the main driver of growth in industrial countries, especially as the slowdown in growth in the first quarter 2015 caused by weather factors is likely to be temporary. As a result of weak commodity prices and moderate wage pressure, consumer prices will likely, in our view, rise by 0.6 % in 2015. We expect the continued recovery of the job market and increased housing-related expenditure will likely result in stronger economic growth. Households are in good financial shape. Together with the fall in energy costs, this financial strength is likely to stimulate stronger consumption. The Federal Reserve’s monetary policy should continue to support the U.S. economy. We expect the first key interest rate hike to come in September 2015 and a key rate of 0.6 % by the end of this year.

The Japanese economy is expected to expand by 0.9 % in 2015. Fiscal measures and the ongoing, extremely expansionary monetary policy are likely to provide further stimulus for growth. Inflation is expected to fall to 0.7 % as the effects of the rise in sales tax ease off and the weak commodity prices take hold.

In 2015, we expect emerging market growth to weaken across all key regions. Economic activity in Asia (excluding Japan) is expected to experience a moderate slowdown to 6.4 % with inflation at 2.7%. Overall, we expect growth in the Chinese economy to slow to 7 % in 2015 with inflation at 1.8%, primarily as a result of the real estate market cooling off. Monetary and fiscal policy are likely to become more expansive. In India, we expect overall growth to accelerate to 7.5 % in 2015 and consumer prices to rise by 5.3%.

Deutsche Bank	Management Report	19
Interim Report as of March 31, 2015	Outlook
	The Banking Industry

In the emerging market economies of Eastern Europe, the Middle East and Africa, we anticipate that growth will slow to 0.6 % in 2015, with consumer prices increasing by 8.4%. We expect weak oil prices will put pressure on the oil producing countries, with the Russian economy, especially, feeling the effects. We anticipate that Russia will slide into a recession with its economy contracting by 5.2%. In particular, the sanctions imposed in response to the Ukraine crisis will have, in our view, a dampening effect. We expect inflation in Russia to be at 16.2%.

Growth in Latin America is expected to cool to 0.7 % in 2015, slowed by supply-side restrictions and low commodities prices. Consumer prices are projected to rise by 12.8%. The Brazilian economy is expected to contract by 0.7 % in 2015 while consumer prices look set to rise by 7.9%.

Risks for our forecast include the impending turnaround in U.S. monetary policy, which could prove bumpy and lead to a far greater rise in bond-market rates than we originally assumed. This would have a negative impact on the financial markets and could create problems especially for the emerging markets. Furthermore, the negative effect of the appreciation of the U.S. dollar could turn out to be greater than expected. In Europe, an emerging discussion on future monetary policy, the lack of fiscal consolidation and delays in implementing structural reforms as well as increasing support for eurosceptic parties could potentially have a substantial impact on our forecasts. Our outlook for developments in the emerging market countries is subject to three main risks; demand from the industrialized countries could prove weaker than anticipated, the crisis in the Ukraine could intensify, and China’s attempt to cool its economy could lead to a hard landing.

The Banking Industry

European banks may see an improvement in their business over the course of 2015, as laid out in the Financial Report 2014. A moderate rise is expected in revenues as well as private-sector lending volumes and deposits. A further reduction in provisions for credit losses is likely, provided the macroeconomic environment continues to stabilise as expected and no new major disruptions occur in the context of the debt crisis.

In the U.S., different trends are likely to overlap on the revenue side. On the one hand, we believe business volumes look set to grow further; on the other hand, ongoing margin pressure will likely weigh on net interest income. The expected turnaround in monetary policy could provide relief in the medium term. At the same time, there are signs that loan loss provisions may rise from their very low level at present.

A slight upturn in global investment banking seems possible in 2015. Activity in M&A, equity capital markets and parts of the fixed-income segment could pick up.

The asset management business should benefit globally from a range of factors including increasingly divergent monetary policies on both sides of the Atlantic leading to greater volatility on capital markets, stronger economic growth both in Europe and the U.S., very high valuations in many securities markets and a growing risk appetite among investors.

With regard to financial regulation and supervision, the main focus in the euro area is likely to be on the further implementation of the common supervision as well as the establishment of the Single Resolution Mechanism. In addition, work will continue on fleshing out the Capital Markets Union project and decisions are pending on the so-called banking structural reform and the financial transaction tax. Globally, the debate on the introduction of new requirements concerning the Total Loss-Absorbing Capacity (TLAC) and the nominal leverage ratio will be, in our view, particularly important. Litigation charges could remain substantial.

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Interim Report as of March 31, 2015	Outlook
	The Deutsche Bank Group

The Deutsche Bank Group

Since we announced our strategic and financial aspirations for 2015 in our Strategy 2015+, we believe we have made significant progress with respect to our Strategy 2015+ aspirations. In particular, our CET 1 capital ratio has improved significantly since 2012, and we believe we are better balanced as each of our core businesses contributed more than € 1 billion in income before income taxes in 2014. However, our regulatory and the protracted low interest rate environment, combined with high costs resulting from litigation and investigations to which we are subject, increased regulatory and compliance costs as well as the persistence of our operating complexity and continued high controllable costs have made it more challenging to meet our Strategy 2015+ targets than we originally anticipated. After completing a rigorous strategy review process we have developed the next phase in our strategy covering the period through 2020, which we refer to as “Strategy 2020”. We have made the following key decisions:

—

We intend to deleverage Corporate Banking & Securities (CB&S) and emphasize those business areas that can help us build a more focused, resilient and relationship-driven investment bank. Through these measures, we plan to reduce our CRR/CRD 4 leverage exposure by approximately € 200 billion (gross) in CB&S by 2018. This is expected to be achieved by a reduction of low-yielding assets, reduced product/client perimeter and derivatives roll-off and is expected to be partially offset by redeployment and growth of approximately € 50-70 billion. We believe the impact of our exposure reduction aspirations will result in a reduction of revenues on an ongoing basis of approximately € 0.6 billion and deleveraging charges of approximately € 0.8 billion by 2018, but that these effects will be more than offset by market growth and revenues from redeploying our assets.

—

We believe that our ability to fully realize the value of our acquisition of Postbank eroded in the face of the changed regulatory environment and our revised strategy. As part of our refocus, we intend to deconsolidate Postbank and launch a re-IPO in 2016. This step should lead to a CRR/CRD 4 leverage exposure reduction of approximately € 140 billion. Facilitating the implementation of the above, we intend to initiate the process of squeezing-out non-controlling shareholders in Postbank in 2015. This step is intended to provide us with additional flexibility in executing the envisaged re-IPO of Postbank.

—

We plan to invest groupwide up to € 1 billion by 2020 to deploy additional digital technologies across our platform. We intend to focus on customer experience, revenue opportunities, enabling our platform, and new clients.

—

We plan to invest more than € 1.5 billion by 2020 in our core product engines to accelerate growth in GTB and Deutsche AWM. With respect to GTB, we expect an increase of more than € 50 billion in our incremental CRR/CRD 4 leverage exposure, which we believe will support our services to corporate clients and financial institutions. With respect to Deutsche AWM, we plan to increase our lending balance sheet by 5 - 10 % per year to support our clients’ needs and to increase relationship managers in key markets by 15 % in the next two years. In connection with these activities, we anticipate increasing the balance sheet totals of GTB and Deutsche AWM by approximately 30 to 40 % by 2020.

—	We intend to rationalize our geographic footprint with a targeted reduction / exit of presence in 7-10 countries and invest in high growth hubs.
—

We intend to redesign operating and governance model to achieve higher efficiency by deemphasizing certain products and client segments and locations and modernizing our IT infrastructure and platforms. This is intended to reduce complexity, maintain even stronger controls and achieve easier resolvability with a target of additional organic gross cost reductions of approximately € 3.5 billion by 2020, with targeted aggregate cost to achieve of approximately € 3.7 billion.

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Interim Report as of March 31, 2015	Outlook
	The Deutsche Bank Group

With the implementation of Strategy 2020, we aim to achieve the following medium term financial ambitions:

—	Fully loaded CRR/CRD 4 Leverage Ratio equal to or greater than 5%
—	Fully loaded CRR/CRD 4 Common Equity Tier 1 (CET1) Ratio of approximately 11%
—	Post-tax Return on Tangible Equity greater than 10%
—	Organic gross cost reduction of approximately € 3.5 billion and a cost/income ratio of approximately 65%
—	Payout ratio, meaning the aggregate of dividends we pay and the prices of shares we repurchase in the market, of at least 50%

We are now focused on the successful execution of Strategy 2020 and the related financial targets rather than those key performance indicators and financial targets that we previously communicated under Strategy 2015+ and the related updated aspirations from May 2014.

Our aspirations are subject to a number of internal and external factors, including market, economic and political uncertainties, which could negatively impact or prevent the implementation of our strategic goals or the realization of their anticipated benefits. These include economic factors such as the recurrence of extreme turbulence in the markets in which we are active, weakness in global, regional and national economic conditions, including with respect to the protracted low interest rate environment, increased competition for business and political instability, especially in Europe. In particular, we expect NCOU to have a negative effect on our income before income taxes in the medium term as we run down assets at a slower pace and we continue to settle litigation matters. In addition, we have presented our cost reduction targets on a gross basis, and our net costs may not decline by the amounts indicated above or at all, even if our gross cost reduction targets are achieved. The extent to which we are able to achieve our aspirations may also be impacted by regulatory changes that may affect our businesses differently than we currently expect. In particular, regulators could demand changes to our business model or organization that could reduce our profitability. As these governmental initiatives are subject to ongoing discussions, we cannot at this stage quantify any future impact. We are also involved in numerous litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside of Germany, especially in the United States. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation environment to continue to be challenging. If litigation and regulatory matters continue to occur at the same rate and magnitude as in recent years, we may not be able to achieve our Strategy 2020 aspirations.

If we fail to implement our strategic initiatives in whole or in part or should the initiatives that are implemented fail to produce the anticipated benefits, or should the costs we incur to implement our initiatives exceed the € 3.7 billion we have anticipated, we may fail to achieve our financial objectives, or incur losses or low profitability or erosions of our capital base, and our share price may be materially and adversely affected.

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Interim Report as of March 31, 2015	Outlook
	The Business Segments

The Business Segments

Corporate Banking & Securities (CB&S) along with the rest of the investment banking industry saw improved revenues in the first quarter of 2015, reflecting an increase in volatility, higher equity valuations and robust corporate finance deal flow. Going forward we expect investment banking industry revenues to see moderate growth supported by a better macroeconomic outlook and increased volatility. However, challenges will remain including ongoing regulatory pressure, continued pressure on resources and the potential impact of geo-political events. In Sales & Trading, we expect global fixed income revenues to grow slightly in 2015 versus 2014 levels, supported by increased volatility and client activity driven by increasing monetary policy divergence. In Corporate Finance, we expect the 2015 fee pool to be flat versus 2014 levels. Building on improved revenue momentum from previous quarters, we plan to continue to dynamically optimize the business, while executing on our cost, capital and leverage targets, and delivering cultural change. Geographically, we plan to ensure that resources are appropriately allocated to market opportunities in order to maximize profitability and returns.

Private & Business Clients (PBC) seeks to realise opportunities by further strengthening our leadership in the German home market whilst extending our well-positioned advisory franchises in selected international markets. In terms of investment products, we aim to continue our growth path across all our businesses which is particularly dependent on movements in the European macroeconomic environment and an improving customer confidence in Germany. Additionally, we intend to invest in digital platforms to expand our multi-channel offering and offer new customer experience. The low interest rate environment is expected to remain in the near term and may continue to impact our deposit revenues. Further revisions in regulatory requirements may additionally affect our overall revenue generation capacity.

For Global Transaction Banking (GTB) comparably low interest rate levels, with even negative interest rates in keys markets, a highly competitive environment and challenges from geopolitical events are likely to continue to adversely impact business in 2015. However, we anticipate a slight recovery in the interest rate environment in some markets towards the end of the year and the volume growth in trade finance and cash management transactions to continue and therefore counterbalance these headwinds. Together with our continued focus on building and developing client relationships and a comprehensive offering of high quality and innovative products and services, we believe this leaves us well-placed to cope with the challenging environment and further grow our business.

Deutsche Asset & Wealth Management (Deutsche AWM) expects to remain on track on its growth path, driven by the continued revenue growth through expanded market share in key client segments and the delivery of innovative investment solutions and performance, as well as continued cost management and the successful execution of ongoing initiatives to optimize our operating and technology platform. In wealth management, we continue to expand relationships with ultra-high net worth clients in both developed and emerging markets. In asset management, we combine traditional strengths in active investment management with a growing emphasis on passive/ Exchange Traded Funds, alternative asset and multi-asset solutions to serve the needs of retail and institutional clients alike. Additionally, across Deutsche AWM we plan to further broaden our relationships with other divisions of Deutsche Bank to extend product distribution and client service. We expect focused execution of ongoing transformation projects in respect of the operating platform, including improved systems for investment management and client service and reporting. Looking ahead, while certain macroeconomic developments such as European sovereign debt issues, emerging market volatility, and the changing regulatory environment create uncertainty, continued global economic recovery is expected to bolster the asset and wealth management industry through 2015 to the benefit of large, solutions-oriented managers including Deutsche AWM. In the near term, a decrease in wealth management transactional activity could offset broader growth in assets and revenues.

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Interim Report as of March 31, 2015	Outlook
	The Business Segments

The Non-Core Operations Unit (NCOU) is expected to further contribute to the Group’s strategic targets including the deleveraging program. The aim is to reduce balance sheet size, free up capital and protect shareholder value by reducing risks from remaining assets and business activities. This has translated into an emphasis on reducing capital demand to improve Deutsche Bank’s capital ratios without diluting shareholders. Going forward, we expect to focus on deleveraging the balance sheet as measured under CRR/CRD 4, thereby assisting the bank to meet its leverage ratio targets. Additional focus is on resolving high-profile contingent risks and non-bank assets as well as aligning the underlying cost base of the NCOU division as de-risking progresses. Challenges remain for the successful execution of this strategy, including exposure to changes in the wider economic environment and macro market conditions. Such changes may make the associated timeline for de-risking activity less certain and may also impact future results. In addition, the NCOU continues to incur the associated costs from expensive liabilities and for the use of Deutsche Bank Group platforms. The pace of de-risking has slowed as the portfolio size has decreased. In addition to the uncertainty which arises from the NCOU de-risking strategy, we also expect that the litigation and enforcement environment will continue to be challenging.

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Interim Report as of March 31, 2015	Risk Report
	Introduction

Risk Report

Introduction

Risk Management Framework

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. We manage risk and capital through a framework of principles, organizational structures and monitoring processes that are closely aligned with the activities of the divisions and business units. Further information about our risk management framework, which has remained principally unchanged since year-end 2014, can be found in our Financial Report 2014.

Basel 3 and CRR/CRD 4

In the European Union, the new Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” as amended (Capital Requirements Regulation, or “CRR”), and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” as amended (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013. The CRR/CRD 4 framework replaced the laws implementing the international capital adequacy standards as recommended by the Basel Committee on Banking Supervision, commonly referred to as Basel 2 and Basel 2.5. In order to create a single “rulebook” for credit institutions and investment firms in the European Union, the CRR was made directly applicable to them, which eliminated the need for national implementing legislation with respect to the regulatory areas covered by it. As a result, the German Banking Act (KWG) was amended to remove all provisions that have been supplanted by the CRR. Newly effective provisions governing regulatory capital requirements, the assessment of counterparty risk and securitizations, and many other regulations relevant for Deutsche Bank are now located in the CRR. In addition, the CRD 4 was implemented into German law by means of further amendments to the German Banking Act (KWG) and the German Solvency Regulation (SolvV) and accompanying regulations. Jointly, these laws and regulations represent the new regulatory framework applicable in Germany to among other things, capital, leverage and liquidity as well as disclosures.

The new regulatory framework became effective on January 1, 2014, subject to certain transitional rules. Therefore when referring to the results according to the transitional rules we use the term “CRR/CRD 4”. When referring to our results according to the full application of the final envisaged framework (and thus without consideration of applicable transitional methodology), we use the term “CRR/CRD 4 fully loaded”. At the same time, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets, e.g the rule permitting the grandfathering of equity investments at a risk-weight of 100%. In this case, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions at the end of 2017.

The new minimum capital ratios were phased in beginning of 2015. Most regulatory adjustments (i.e., capital deductions and regulatory filters) are being phased in through 2018. Capital instruments that no longer qualify under the new rules are being phased out through 2022. New capital buffer requirements are being phased in by 2019. Although they were subject to supervisory reporting starting from 2014, binding minimum requirements for short-term liquidity are introduced in 2015 and a standard for longer term liquidity is expected to become effective in 2018. The introduction of a binding leverage ratio is expected from 2018 following disclosure of the ratio starting in 2015.

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Interim Report as of March 31, 2015	Risk Report
	Overall Risk Assessment

For purpose of clarity, we aligned the nomenclature from the CRR/CRD 4 framework relating to the elements of regulatory capital throughout this report.

As there are still some interpretation uncertainties with regard to the CRR/CRD 4 rules and some of the related binding Technical Standards are not yet finally available, we will continue to refine our assumptions and models as our and the industry’s understanding and interpretation of the rules evolve. In this light, our CRR/CRD 4 measures may differ from our earlier expectations, and as our competitors’ assumptions and estimates regarding such implementation may also vary, our CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors.

Scope of Consolidation

The following sections refer to our financial statements in accordance with International Financial Reporting Standards (“IFRS”). Consequently, the reporting is generally based on IFRS principles of valuation and consolidation. However, in particular for Pillar 3 purposes, regulatory principles of consolidation are relevant which differ from those applied for our financial statements and are described in more detail in our Financial Report 2014. Where the regulatory relevant scope is used this is explicitly stated.

Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk (including legal risk), business risk (including tax and strategic risk), reputational risk, liquidity risk, model risk and compliance risk (MaRisk, i.e., minimum requirements for risk management). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed using a bottom-up risk assessment and through a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture not only risks that have an impact across our risk inventories and business divisions but also those that are relevant only to specific portfolios.

Current portfolio-wide risks on which we continue to focus include: the potential for a re-escalation of the European sovereign debt crisis, particularly given the renewed stress in Greece amid slow bailout negotiations and deposit flight from domestic banks, a potential slowdown in Asian growth, disruptive US monetary tightening and its impact in particular on Emerging Markets and the potential risk of a geopolitical shock including the ongoing tensions between Russia and Ukraine. These risks have been a consistent focus throughout recent quarters. In recent months we have also focused on the impact of lower oil prices on key producing countries and related industries. The assessment of the potential impacts of these risks is made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the tests’ parameters.

The first three months of 2015 continued to demonstrate global regulatory trends seen in 2014, which we view as likely to persist through the coming years. We are focused on identifying potential regulatory changes and assessing the possible impacts on our business model and processes.

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Interim Report as of March 31, 2015	Risk Report
	Risk Profile

Risk Profile

Our mix of various business activities results in diverse risk taking by our business divisions. We measure the key risks inherent in their respective business models through the undiversified Total Economic Capital metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

Risk profile of our business divisions as measured by economic capital, risk weighted assets in comparison to performance metrics

	Three months ended March 31, 2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total	Total in %
Credit Risk	6,871	3,504	2,424	388	842	38	14,067	40

Market Risk	5,688	3,713	189	2,044	1,102	4,551	17,287	49

Operational Risk	5,746	543	604	1,173	399	0	8,464	24

Business Risk	2,581	0	4	0	528	0	3,113	9

Diversification Benefit[1]	(4,910)	(998)	(440)	(778)	(456)	(158)	(7,740)	(22)

Total EC	15,977	6,761	2,782	2,827	2,415	4,430	35,192	100

(in %)	45	19	8	8	7	13	100	N/M

Income (loss) before income taxes	643	536	409	291	(381)	(18)	1,479	N/M

Pre-tax return on average active equity (in %)[2]	8	13	23	16	(18)	N/M	8	N/M

Risk weighted assets[3]	213,582	76,704	51,638	21,949	46,327	21,189	431,390	N/M

N/M – Not meaningful

[1]   Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)

[2]   Book equity allocation framework driven by risk-weighted assets and leverage exposure. See “Segments Information” on the consolidated financial statements for a  description of how average active equity is allocated to the divisions.

[3]   Risk weighted assets are based upon CRR/CRD 4 fully-loaded.

	Three months ended March 31, 2014[1]
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total	Total in %
Credit Risk	4,726	3,662	2,058	330	1,164	59	11,999	42

Market Risk	5,560	3,219	197	1,497	1,361	1,723	13,558	48

Operational Risk	2,402	769	81	585	1,304	0	5,141	18

Business Risk	2,162	0	5	1	676	0	2,843	10

Diversification Benefit[2]	(2,632)	(906)	(170)	(490)	(898)	42	(5,054)	(18)

Total EC	12,218	6,744	2,171	1,922	3,608	1,824	28,487	100

(in %)	43	24	8	7	13	6	100	N/M

Income (loss) before income taxes	1,439	475	357	167	(541)	(216)	1,680	N/M

Pre-tax return on average active equity (in %)[3]	27	13	27	11	(28)	N/M	12	N/M

Risk weighted assets[4]	165,432	79,613	41,523	13,791	57,990	14,963	373,313	N/M

N/M – Not meaningful

[1]   Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of March 31, 2015.

[2]   Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)

[3]   Book equity allocation framework driven by risk-weighted assets and leverage exposure. See “Segments Information” on the consolidated financial statements for a  description of how average active equity is allocated to the divisions.

[4]   Risk weighted assets are based upon CRR/CRD 4 fully-loaded.

Corporate Banking & Securities’ (CB&S) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to credit risk and market risk. Further credit risks originate from exposures to corporates and financial institutions. Under CB&S’ current business model, the remainder is derived from operational risk and business risk, primarily from potential legal and earnings volatility risks, respectively. The share of the operational risk in CB&S’ risk profile has increased significantly over the last year reflecting higher loss profile in the industry as well as a change in the allocation methodology within the Group. CB&S income before income taxes decreased by € 796 million or 55 % in the first three months of 2015 compared to the first three months of 2014 driven by increased litigation expenses, higher infrastructure cost

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Interim Report as of March 31, 2015	Risk Report
	Risk Profile

attributable to regulatory program expenditure and control function build out, partially offset by strong revenues. Accordingly, CB&S pre-tax return on average active equity decreased from the first quarter 2014 by 19 percentage points to 8 % in the first quarter 2015. This development was also driven by a higher average active equity allocation associated with our capital raise in May 2014 as well as an increase in risk-weighted assets.

Private & Business Clients’ (PBC) risk profile comprises of credit risk from retail and small and medium-sized enterprises (SMEs) lending as well as nontrading market risk from investment risk, modeling of client deposits and credit spread risk. While PBC’s overall risk profile stayed materially unchanged over the year, the reported income before income taxes increased by € 61 million, or 13%, compared to the first quarter of 2014, benefitting from a positive operational business development. Higher average active equity allocation offset the increase in the reported income before income taxes, leading to pre-tax return on average active equity remaining materially unchanged.

Global Transaction Banking’s (GTB) revenues are generated from various products with different risk profiles. The vast majority of its risk relates to credit risk in the Trade Finance business, while other businesses attract low to no credit risk. The relatively low market risk mainly results from modeling of client deposits. Although GTB’s income before income taxes increased by € 53 million, or 15%, in the first three months of 2015 compared to the first quarter 2014 due to record revenues as well as lower provision for credit losses, the pre-tax return on average active equity decreased by 4 percentage points to 23%. This decrease was driven by a higher average active equity allocation associated with our capital raise in May 2014 and higher risk-weighted assets from business growth.

The main risk driver of Deutsche Asset & Wealth Management’s (Deutsche AWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Deutsche AWM’s advisory and commission focused business attracts primarily operational risk. Deutsche AWM’s return on average active equity increased by 5 percentage points from the first quarter 2014 to 16 % in the first quarter 2015, reflecting increased revenue from higher assets under management. The increased economic capital usage was mainly driven by a higher nontraded market risk for guaranteed funds as well as increased operational risk allocation.

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank’s future strategy; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. NCOU’s risk profile covers risks across the entire range of our operations comprising credit risks and also market and operational risks (including legal risks) targeted where possible for accelerated de-risking. The pre-tax return on average active equity benefited from the NCOU’s performance improvement and slightly higher capital allocation. Whilst the de-risking strategy was capital accretive, net income continues to be impacted by outflows related to legal and regulatory matters.

Consolidation & Adjustments mainly comprises non traded market risk for structural foreign exchange risk, pension risk and equity compensation risk. The increase in non traded market risk compared to the first quarter 2014 was mainly driven by a higher structural foreign exchange risk caused by U.S. dollar strengthening and a methodology change for equity compensation risk.

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Interim Report as of March 31, 2015	Risk Report
	Risk Management Executive Summary

Treatment of other Material Risks

Concerning the main key risks “Credit Risk”, “Market Risk”, “Operational Risk” and “Liquidity Risk” and their developments within the first quarter 2015, further details can be found in the specific sections of this Risk Report dedicated to the respective risks. With regard to the other material risks such as “Business Risk”, “Reputational Risk”, “Model Risk” and “Compliance Risk”, information concerning their definition, identification and management is contained in applicable sections of our Financial Report 2014 (please refer especially to the dedicated sections “Risk Inventory” and “Risk Management Framework – Material Risks”). There are no material changes concerning the treatment, management and reporting of these risks in comparison to the explanations and descriptions disclosed therein. All risks assessed as material are covered by the Internal Capital Adequacy Assessment Process as described in the section “Internal Adequacy Process” of this report. Modeling and measurement approaches for quantifying capital and demand are implemented across major risk classes. Non-standard risks (reputational risk, model risk, compliance risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk.

Risk Management Executive Summary

Credit Risk Summary

—

Global growth drivers have shifted in recent months with the Eurozone regaining some momentum on the back of lower oil prices with the significant, QE-driven weakening of the Euro during the quarter expected to support further export growth. In contrast, macro data suggests that U.S. growth has slowed in Q1 although this is expected to be only temporary. Emerging Markets growth is now expected to slow moderately in aggregate in 2015 with the majority of major economies seeing lower growth year-on-year. Key risks to the outlook include the potential for a re-escalation of the European sovereign debt crisis, the impact of US monetary tightening in particular on Emerging Markets and ongoing elevated geopolitical risks, most notably in Russia/Ukraine. Potential impacts of these events on the credit portfolio are being monitored closely and we currently expect no material credit losses as a result. Credit exposure to Russia based on a country of domicile principle is € 4.5 billion as of March 31, 2015 (December 31, 2014: € 4.8 billion) focused on corporates in strategically important industry sectors. Credit exposure to Ukraine is relatively small at € 0.4 billion as of March 31, 2015 (December 31, 2014: € 0.4 billion).

—

Our corporate credit portfolio is 72 % investment-grade rating at March 31, 2015, slightly improved compared to 71 % as at December 31, 2014. The corporate credit exposure increased by € 63.3 billion or 11.6 % during the first three months 2015 driven by foreign exchange changes and increases mostly to investment-grade counterparties.

—

Our consumer credit portfolio increased slightly from year-end 2014 to March 31, 2015 by € 0.7 billion or 0.4%, driven by increases in our loan books across Poland, India and Germany. The exposures outside Germany were affected by material Euro foreign exchange changes. As of March 31, 2015, 68 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50%.

—

Provision for credit losses was € 218 million in the first quarter 2015, a decrease of € 28 million, or 12%, compared to the same period 2014. This mainly resulted from lower provisions for IAS 39 reclassified assets in NCOU partly offset by an increase in CB&S due to higher provisions in our shipping portfolio.

—

RWA for credit risk has increased by € 16.4 billion or 7 % to € 261 billion since December 31, 2014, largely driven by the impact from foreign exchange movements and the increase in business activity in CB&S, partly offset by reductions related to book quality improvements.

—

The economic capital usage for credit risk increased to € 14.1 billion as of March 31, 2015, compared with € 12.9 billion at year-end 2014 reflecting higher exposures in CB&S and an increased economic capital usage for transfer risk.

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	Risk Management Executive Summary

Market Risk Summary

—

The average value-at-risk of our trading units was € 49.6 million during the first three months 2015, compared with € 51.6 million for 2014. The decrease was driven by an improvement in diversification and reduced interest rate value-at-risk.

—

RWA for market risk has increased by € 8.4 billion or 13 % to € 72.6 billion since December 31, 2014, largely driven by increased risk levels coming from the incremental risk charge and an increase in the market risk standardized approach for securitisation positions mainly due to the end of the transitional period granted by Article 337 (4) CRR and foreign exchange movement.

—

Nontrading market risk economic capital usage increased by € 2.2 billion or 22 % to € 12.1 billion as of March 31, 2015. The increase was primarily driven by a methodology change for equity compensation risk, a higher structural foreign exchange risk due to the U.S. dollar strengthening and a higher investment risk economic capital.

—

The economic capital usage for trading market risk totaled € 5.2 billion as of March 31, 2015, compared with € 5.0 billion at year-end 2014. The increase was primarily driven by the traded default risk component from the trading and fair value banking books.

Operational Risk Summary

—

The economic capital usage for operational risk increased to € 8.5 billion as of March 31, 2015, compared with € 7.6 billion at year-end 2014. The increase was mainly driven by an increased operational risk loss profile of the industry as a whole. This is reflected in the external operational risk loss data that has given rise to the increased economic capital usage and which is largely due to the outflows related to litigation, investigations and regulatory enforcement actions.

—

We continue to formally apply the economic capital safety margin to our AMA (advanced measurement approach) model, which we first implemented in 2011 to cover unforeseen legal risks. Risk sensitive model enhancements aimed to replace this safety margin were submitted to BaFin in the second quarter 2014. These enhancements will lead to a higher amount required for economic capital compared to this safety margin and management decided to recognize the increases arising from the model enhancements from the second quarter 2014.

—

RWA for operational risk increased to € 75.5 billion as of March 31, 2015, compared with € 67.1 billion at year-end 2014. The increase of € 8.4 billion is caused by the increased operational risk loss profile of the industry as a whole.

Liquidity Risk Summary

—

Liquidity reserves amounted to € 203 billion as of March 31, 2015 (compared to € 184 billion as of December 31, 2014). We maintained a positive liquidity stress result as of March 31, 2015 (under the combined scenario).

—	Capital markets issuance activities in the first three months of 2015 amounted to €16.9 billion as compared to a planned volume of € 30-35 billion for the full year 2015.
—	75 % of our overall funding came from the funding sources we categorize as the most stable comprising capital markets and equity, retail and transaction banking.

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Capital Management Summary

—	The Common Equity Tier 1 capital ratio, calculated on the basis of CRR/CRD 4 (phase-in rate of 40%), was 13.8 % as of March 31, 2015, compared with 15.2 % at year-end 2014 (phase-in rate of 20%).
—

CET 1 capital according to CRR/CRD 4 decreased by € 0.4 billion to € 59.7 billion as of March 31, 2015 compared with € 60.1 billion CET 1 capital as of December 31, 2014. The decrease in CET1 capital was driven by regulatory adjustments of € 4.1 billion mainly resulting from CET 1 deductions such as deductions from intangible assets that are phased-in with 40 % in 2015 compared to 20 % in 2014. The decrease in the first three months 2015 was partly offset by impacts from foreign currency translation within Accumulated other comprehensive income of € 3.7 billion.

—	Additional Tier 1 (AT1) capital according to CRR/CRD 4 decreased by € 0.5 billion to € 3.3 billion as of March 31, 2015 compared with € 3.8 billion AT1 capital at year-and 2014.
—

RWA according to CRR/CRD 4 increased by € 35 billion to € 432 billion as of March 31, 2015, compared with € 397 billion at year-end 2014. The RWA increase is mainly driven by the impact from foreign exchange movements and secondly reflects the impact of business growth in credit and market risk as well as higher operational risk RWA given recognition of external losses.

—	The internal capital adequacy ratio decreased to 166 % as of March 31, 2015, compared with 177 % as of December 31, 2014. The decrease was mainly driven by a higher economic capital requirement.
—	The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio decreased in the first three months from 11.7 % as of December 31, 2014 to 11.1 % as of March 31, 2015.

Balance Sheet Management Summary

—

As of March 31, 2015, our fully loaded CRR/CRD 4 leverage ratio was 3.4 % compared to 3.5 % as of December 31, 2014, taking into account a fully loaded Tier 1 capital of € 52.5 billion over an applicable exposure measure of € 1,549 billion (€ 50.7 billion and € 1,445 billion as of December 31, 2014, respectively).

Credit Risk

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

—

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Mar 31, 2015
in € m.	Probability of default[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
iAAA–iAA	0.00–0.04%	52,303	24,229	6,033	27,367	57,866	167,798

iA	0.04–0.11%	49,666	44,022	18,027	19,731	3,669	135,115

iBBB	0.11–0.50%	59,665	45,648	20,419	9,439	1,831	137,002

iBB	0.50–2.27%	54,444	35,678	11,270	5,809	3,458	110,659

iB	2.27–10.22%	20,992	18,456	5,117	2,123	99	46,788

iCCC and below	10.22–100%	9,684	1,717	1,383	310	51	13,145

Total		246,754	169,750	62,249	64,779	66,975	610,506

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.0 billion as of March 31, 2015.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

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	Dec 31, 2014
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA–iAA	0.00–0.04%	46,493	22,938	6,281	23,068	50,808	149,589

iA	0.04–0.11%	44,799	39,336	17,696	9,469	3,371	114,670

iBBB	0.11–0.50%	54,167	40,145	20,190	7,810	1,746	124,057

iBB	0.50–2.27%	50,183	31,492	11,640	3,926	3,140	100,380

iB	2.27–10.22%	19,359	18,924	4,929	2,253	17	45,482

iCCC and below	10.22–100%	9,417	1,612	1,352	552	50	12,983

Total		224,418	154,446	62,087	47,078	59,132	547,161

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 5.6 billion as of December 31, 2014.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall increase in our corporate credit exposure in the first three months 2015 of € 63.3 billion or 11.6%. The increase in loans of € 22.3 billion was mainly attributable to the investment-grade rating bands. The increase in debt securities available for sale is almost entirely related to the top rating band. The quality of the corporate credit exposure before risk mitigation has slightly increased to 72 % of investment-grade rated exposures compared to 71 % as of December 31, 2014.

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure
	Mar 31, 2015	Dec 31, 2014[1]	Mar 31, 2015	Dec 31, 2014[1]	Mar 31, 2015	Dec 31, 2014[1]
Consumer credit exposure Germany	147,822	147,647	1.12	1.15	0.21	0.22
Consumer and small business financing	19,649	19,553	4.12	4.01	1.08	1.12
Mortgage lending	128,174	128,094	0.66	0.71	0.08	0.08

Consumer credit exposure outside Germany	39,287	38,761	5.32	5.32	0.63	0.68
Consumer and small business financing	13,228	13,003	10.92	10.95	1.42	1.55
Mortgage lending	26,059	25,758	2.48	2.48	0.23	0.25

Total consumer credit exposure[2]	187,109	186,408	2.00	2.02	0.30	0.32

[1]   Beginning 2015 we have refined our classification resulting in a reclassification of € 427 million of Small Business Financing into Mortgage lending (mainly loans  relating to development banks) in Germany and € 1.1 billion of Mortgage lending into Small Business Financing (mainly Commercial Real Estate) outside Germany.

[2]   Includes impaired loans amounting to € 4.4 billion as of March 31, 2015 and € 4.4 billion as of December 31, 2014.

The volume of our consumer credit exposure increased from year-end 2014 to March 31, 2015 by € 701 million, or 0.4%, driven by our loan books in Poland, which increased by € 395 million, in India, which increased by € 213 million, and in Germany, which increased by € 175 million. The increase of the exposures in Poland and India were affected by material Euro foreign exchange rate changes.

The 90 days or more past due ratio of our consumer credit exposure marginally decreased from 2.02 % as per year-end 2014 to 2.00 % as of March 31, 2015.

The total net credit costs as a percentage of our consumer credit exposure decreased from 0.32 % as per year-end 2014 to 0.30 % as of March 31, 2015. This was driven by the further improved and stabilized environment in Germany and countries in Southern Europe in which we operate.

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Consumer mortgage lending exposure grouped by loan-to-value ratio buckets1

	Mar 31, 2015	Dec. 31, 2014
≤ 50%	68%	68%

> 50 ≤ 70%	16%	16%

> 70 ≤ 90%	9%	9%

> 90 ≤ 100%	2%	2%

> 100 ≤ 110%	1%	1%

> 110 ≤ 130%	1%	1%

> 130%	2%	1%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total lending exposure divided by the current assessed value of the respective real estate. These values are updated on a regular basis. The lending exposure from transactions that benefit from additional liquid collateral is reduced by the value of that collateral, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any type of collateral other than real estate is not included in the LTV calculation.

As of March 31, 2015, 68 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50% (68 % as of December 31, 2014).

Credit Risk Exposure to certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to concerns relating to sovereign risk. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Fundamentals have improved to some extent, with the growth outlook for these economies stabilizing, competitiveness improving and external imbalances (i.e., current account deficits) narrowing. This adjustment process has been supported by the ECB’s Outright Monetary Transactions (OMT) program and the European Stability Mechanism (ESM) which have provided a credible (if untested) backstop and helped to contain funding costs. Although a recent Advocate General Opinion stated that the OMT program should be valid under European law, the Court of Justice of the European Union is not expected to issue a final decision until the summer of 2015. The ECB’s Quantitative Easing (QE) program will also help to lower funding costs across the Eurozone. The effectiveness of these measures has so far limited the contagion to other Eurozone bond markets from the rising stress in Greece following Syriza’s election victory in January 2015 and subsequent uncertainty over the future of the bailout program.

For the presentation of our exposure to these eurozone countries we apply two general concepts as follows:

—

In our “risk management view”, we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (i.e., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same approach and principles as outlined separately in our Financial Report 2014. Also, in our risk management view we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets

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	Credit Risk

collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.
—

In our “country of domicile view” we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from, these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Mar 31, 2015	Dec 31, 2014[1]
Greece	528	416

Ireland	2,206	1,398

Italy	14,586	14,920

Portugal	1,075	1,002

Spain	9,346	8,273

Total	27,741	26,009

[1] Prior year figures were adjusted by € 0.8 billion exposure with Ireland and Italy to Securitization and Real Estate counterparties erroneously not included as at December 31, 2014.

Net credit risk exposure is up € 1.7 billion since year-end 2014. This was mainly driven by increased securitisation exposure in Ireland, as well as higher overnight placement with banks in Spain, partly offset by lower trading positions in Italy. Greece exposure increased by € 0.1 billion, mostly from the U.S. dollar denominated Shipping portfolio driven by the significant U.S. dollar appreciation during the first quarter and reduction in collateral value from ship re-valuations.

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as strong corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically collateralised. Sovereign exposure is at what we view as a manageable level absent more generalized contagion spreading after an adverse event such as a Greek exit from the euro.

The following tables, which are based on the “country of domicile” view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties’ ability to draw undrawn commitments is limited by terms included in the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions do not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

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Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total
in € m.	Mar 31, 2015	Dec 31, 2014	Mar 31, 2015	Dec 31, 2014	Mar 31, 2015	Dec 31, 2014	Mar 31, 2015	Dec 31, 2014	Mar 31, 2015	Dec 31, 2014	Mar 31, 2015[1]	Dec 31, 2014
Greece
Gross	121	100	811	716	1,804	1,176	8	8	0	34	2,743	2,033
Undrawn	0	0	32	20	186	72	1	3	0	0	219	95
Net	108	89	119	107	115	134	3	3	0	34	344	367

Ireland
Gross	510	553	1,337	1,100	10,428	8,282	40	40	3,026[2]	2,350[2]	15,341	12,325
Undrawn	0	0	40	48	3,181	2,257	1	1	439[2]	476[2]	3,661	2,783
Net	(64)	(21)	587	524	7,163	5,154	5	5	3,006[2]	2,350[2]	10,697	8,012

Italy
Gross	5,617	4,673	6,192	5,736	9,183	8,512	19,244	19,330	695	1,310	40,930	39,560
Undrawn	0	0	1,096	952	3,206	3,064	211	199	25	28	4,538	4,242
Net	1,181	244	3,349	3,431	6,769	5,900	6,839	6,768	605	1,229	18,743	17,573

Portugal
Gross	18	(5)	369	404	1,263	1,053	1,981	2,023	63	205	3,696	3,680
Undrawn	0	0	89	37	272	122	13	31	0	0	374	191
Net	18	(76)	290	357	848	504	211	221	63	205	1,431	1,210

Spain
Gross	670	696	3,000	2,465	9,859	9,345	10,572	10,585	591	840	24,692	23,931
Undrawn	0	0	956	738	3,939	3,832	468	481	6	16	5,369	5,068
Net	469	275	2,403	2,084	7,211	6,834	2,007	1,894	495	792	12,585	11,879

Total gross	6,936	6,018	11,710	10,421	32,537	28,368	31,845	31,986	4,375	4,738	87,402	81,530
Total undrawn	0	0	2,212	1,795	10,784	9,348	694	715	471	520	14,161	12,378
Total net[3]	1,713	511	6,747	6,504	22,106	18,526	9,065	8,892	4,169	4,609	43,800	39,041

[1]	Approximately 59 % of the overall exposure will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 200 million as of March 31, 2015 and € 300 million as of December 31, 2014.

Total net exposure to the above selected eurozone countries increased by € 4.8 billion in the first three months of 2015 mainly driven by increased corporate portfolios in Ireland, Italy, Portugal and Spain and increased sovereign portfolios in Italy partly offset by reduced exposure with other counterparties in Italy and Spain.

Aggregate net credit risk exposure to certain eurozone countries by type of financial instrument

	Mar 31, 2015
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	170	137	133	0	118	19	406

Ireland	3,474	3,444	2,811	456	1,404	2,533	10,648

Italy	10,967	9,900	4,041	866	4,434	3,360	22,601

Portugal	475	420	441	17	61	721	1,661

Spain	5,860	5,215	3,959	118	522	2,215	12,030

Total	20,946	19,117	11,384	1,458	6,538	8,849	47,346

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

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	Dec 31, 2014
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	201	182	92	0	85	28	387

Ireland	2,101	2,068	2,707	481	843	1,728	7,827

Italy	10,785	9,775	3,791	672	4,071	3,085	21,393

Portugal	639	588	306	20	36	558	1,507

Spain	5,622	4,983	3,642	231	510	2,015	11,381

Total	19,348	17,595	10,537	1,404	5,545	7,414	42,496

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

The above tables exclude credit derivative exposure, which is separately reported in the following table. For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Financial Report 2014.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Mar 31, 2015				Dec 31, 2014
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	862	(924)	(62)	0	901	(921)	(20)	2

Ireland	3,991	(3,943)	49	(8)	4,344	(4,158)	186	4

Italy	41,266	(45,124)	(3,858)	6	41,433	(45,253)	(3,821)	156

Portugal	5,820	(6,050)	(230)	0	5,876	(6,173)	(297)	6

Spain	18,082	(17,527)	555	123	18,061	(17,563)	498	10

Total	70,021	(73,567)	(3,546)	120	70,614	(74,068)	(3,454)	177

Sovereign Credit Risk Exposure to certain eurozone countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone Countries

	Mar 31, 2015				Dec 31, 2014
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	121	(13)	108	0	100	(11)	89	1

Ireland	(48)	(16)	(64)	0	(26)	4	(21)	2

Italy	5,549	(4,368)	1,181	0	4,600	(4,356)	244	133

Portugal	(25)	43	18	0	(5)	(71)	(76)	2

Spain	662	(193)	469	6	688	(413)	275	1

Total	6,259	(4,546)	1,713	6	5,358	(4,848)	511	139

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The increase of € 1.2 billion in net sovereign credit exposure compared with year-end 2014 mainly reflects movements from trading debt securities and derivative positions. The increase in our net sovereign exposure is mainly driven by significant increase in Italian sovereign exposures which primarily reflects exposure changes in trading debt securities and positive market values from derivatives, coupled with slight increase in Spanish sovereign exposures due to increase in net sold CDS protection for Spain.

The above represented direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of March 31, 2015, amounted to € 277 million for Italy and € 547 million for Spain and, as of December 31, 2014 amounted to € 279 million for Italy and € 580 million for Spain.

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	Asset Quality

Asset Quality

This section describes the asset quality of our loans. All loans, where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations, are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Mar 31, 2015			Dec 31, 2014
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total
Loans neither past due, nor renegotiated or impaired	240,157	179,129	419,286	217,772	177,925	395,697

Past due loans, neither renegotiated nor impaired	1,259	3,111	4,370	1,307	3,652	4,959

Loans renegotiated, but not impaired	377	467	844	349	473	821

Impaired loans	4,961	4,402	9,363	4,990	4,358	9,348

Total	246,754	187,109	433,863	224,418	186,408	410,825

Impaired Loans

Credit Risk Management regularly assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

—

there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
—	a reliable estimate of the loss amount can be made at each reporting date.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Finance. The results of this review are reported to and approved by an oversight committee comprised of Finance and Risk senior management.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

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	Asset Quality

For further details regarding our accounting treatment relating to impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our Financial Report 2014.

Overview of impaired loans, loan loss allowance and impaired loan coverage ratios by business divisions

	Mar 31, 2015			Dec 31, 2014			2015 increase (decrease) from 2014
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Corporate Banking & Securities	757	382	50	637	318	50	120	1

Private & Business Clients	4,291	2,528	59	4,269	2,486	58	22	1

Global Transaction Banking	1,554	989	64	1,574	995	63	(20)	0

Deutsche Asset & Wealth Management	66	37	56	66	33	50	0	6

Non-Core Operations Unit	2,695	1,378	51	2,803	1,380	49	(108)	2

Thereof: assets reclassified to loans and receivables according to IAS 39	904	486	54	986	518	53	(82)	1

Total	9,363	5,315	57	9,348	5,212	56	15	1

Impaired loans by industry sector

	Mar 31, 2015			Dec. 31, 2014
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Banks and insurance	1	0	1	0	0	0

Fund management activities	62	2	64	64	0	64

Manufacturing	548	230	778	525	232	757

Wholesale and retail trade	362	236	598	362	229	591

Households	402	3,335	3,737	451	3,299	3,750

Commercial real estate activities	1,658	314	1,972	1,733	314	2,047

Public sector	53	0	53	50	0	50

Other	1,875	285	2,160	1,806	284	2,090

Total	4,961	4,402	9,363	4,990	4,359	9,348

Impaired loans by region

	Mar 31, 2015			Dec. 31, 2014
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Germany	1,596	1,866	3,462	1,604	1,896	3,499

Western Europe (excluding Germany)	2,694	2,360	5,054	2,683	2,303	4,986

Eastern Europe	112	168	279	107	152	259

North America	360	2	362	423	2	425

Central and South America	1	0	1	2	0	3

Asia/Pacific	173	5	179	170	5	174

Africa	23	1	24	0	1	1

Other	2	0	2	1	0	1

Total	4,961	4,402	9,363	4,990	4,359	9,348

Development of Impaired Loans

	Three months ended Mar 31, 2015			Full Year 2014
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	4,990	4,359	9,348	5,922	4,221	10,143

Classified as impaired during the year[1]	238	649	887	2,112	2,181	4,293

Transferred to not impaired during the year[1]	(266)	(504)	(770)	(1,425)	(1,182)	(2,607)

Charge-offs	(113)	(120)	(233)	(1,037)	(613)	(1,651)

Disposals of impaired loans	(52)	0	(52)	(514)	(254)	(768)

Exchange rate and other movements	164	18	182	(68)	6	(62)

Balance, end of period	4,961	4,402	9,363	4,990	4,359	9,348

[1]	Includes repayments.

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Interim Report as of March 31, 2015	Risk Report
	Asset Quality

Our impaired loans slightly increased in the first three months 2015 by € 15 million or 0.2 % to € 9.4 billion resulting from an increase of € 43 million for collectively assessed impaired loans driven by Postbank and partly offset by a reduction in individually assessed impaired loans driven by NCOU mainly due to the reduction in IAS 39 reclassified impaired assets.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral)) increased slightly from 56 % as of year-end 2014 to 57 % as of March 31, 2015.

Our impaired loans included € 904 million of loans reclassified to loans and receivables in accordance with IAS 39, which decreased by € 82 million or 8 % compared to prior year end, mainly due to charge offs and disposals overcompensating the increase from foreign exchange movements.

Movements in the Allowance for Credit Losses

Our allowance for credit losses comprises of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Three months ended Mar 31, 2015
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,364	2,849	5,212	85	141	226	5,439

Provision for credit losses	92	119	211	5	2	7	218
Thereof: (Gains)/Losses from disposal of impaired loans	(7)	0	(7)	0	0	0	(7)

Net charge-offs:	(103)	(100)	(202)	0	0	0	(202)
Charge-offs	(113)	(120)	(233)	0	0	0	(233)
Recoveries	10	21	31	0	0	0	31

Other changes	70	24	94	3	13	15	109

Balance, end of period	2,423	2,892	5,315	93	156	249	5,564

Changes compared to prior year

Provision for credit losses
In € m.	(5)	(25)	(30)	0	2	2	(28)
In %	(5)	(17)	(13)	(8)	(5,465)	35	(12)

Net charge-offs
In € m.	418	(17)	401	0	0	0	401
In %	(80)	20	(67)	0	0	0	(67)

Allowance for credit losses as at March 31. 2015 amounted to € 5.6 billion compared to € 5.4 billion as at end of last year. This increase is predominantly a result of foreign exchange movements recorded in Other changes in the table above, while additional provisions were largely offset by charge offs.

Provision for credit losses decreased by € 28 million compared to the first quarter 2014, driven by a reduction in provision for loan losses of € 30 million. The reduction in provision for loan losses was driven by our collectively assessed loan portfolio reflecting the ongoing positive credit environment in Germany along with a stabilization in the Southern European credit markets. In our individually assessed loan portfolio, reductions in NCOU resulting from IAS 39 reclassified assets were almost offset by an increase in CB&S driven by our shipping portfolio.

The reduction in charge-offs of € 401 million compared to prior years’ first quarter is predominantly driven by Postbank and results from high prior year levels caused by a one off effect due to the alignment of processes.

Deutsche Bank	Management Report	39
Interim Report as of March 31, 2015	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 487 million as of March 31, 2015, representing 9 % of our total allowance for loan losses, down 6 % from the level at the end of 2014 which amounted to € 518 million (10 % of total allowance for loan losses). This reduction was largely driven by net charge offs of € 61 million partly offset by foreign exchange as most IAS 39 reclassified assets are denominated in non-Euro currencies and additional provisions for loan losses of € 2 million.

Compared to the first quarter 2014, provision for loan losses for IAS 39 reclassified assets dropped by € 27 million and net charge-offs increased by € 53 million.

	Three months ended Mar 31, 2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	97	144	241	6	0	5	246
Thereof: (Gains)/Losses from disposal of impaired loans	(4)	0	(4)	0	0	0	(4)

Net charge-offs:	(520)	(83)	(603)	0	0	0	(603)
Charge-offs	(528)	(107)	(634)	0	0	0	(634)
Recoveries	7	24	31	0	0	0	31

Other changes	(13)	(5)	(18)	0	0	0	(18)

Balance, end of period	2,420	2,788	5,208	107	114	221	5,429

Changes compared to prior year

Provision for credit losses
In € m.	(137)	33	(103)	3	(9)	(5)	(108)
In %	(59)	30	(30)	124	(100)	(48)	(30)

Net charge-offs
In € m.	(424)	(28)	(453)	0	0	0	(453)
In %	440	52	300	0	0	0	300

Counterparty Credit Risk: Regulatory Assessment

This section provides details on our exposure at default (EAD) and RWA by regulatory defined exposure classes and model approaches, including our securitization positions. The tables presented for the current reporting and comparison period are based on the CRR/CRD 4 framework. Quantitative information presented follows the regulatory scope of consolidation.

We generally apply the advanced internal rating based approach (IRBA) for the majority of our advanced IRBA eligible credit portfolios to calculate the regulatory capital requirements according to the CRR/CRD 4 framework, based on respective approvals received from BaFin. The advanced IRBA is the most sophisticated approach available under the regulatory framework for credit risk allowing us to make use of our internal rating methodologies as well as internal estimates of specific other risk parameters. Moreover, we apply the foundation IRBA for a portion of Postbank’s IRBA eligible credit portfolios, for which Postbank received respective BaFin approvals in recent years.

We have always met the regulatory minimum requirements with regard to the respective coverage ratio thresholds as calculated by EAD and RWA according to Section 11 SolvV. Nevertheless, because institutions are urged to apply the advanced IRBA as comprehensively as possible, we continue our efforts to further enhance our respective coverage ratio. For a few remaining advanced IRBA eligible portfolios temporarily assigned to the standardized approach, an implementation plan and approval schedule have been set up and agreed with the competent authorities, BaFin, Bundesbank and ECB.

Deutsche Bank	Management Report	40
Interim Report as of March 31, 2015	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

The BaFin approvals obtained as a result of the advanced IRBA audit processes for our counterparty credit exposures excluding Postbank allow the usage of 68 internally developed rating systems for regulatory capital calculation purposes. Postbank’s approvals, which exclude PB Capital Corporation, were obtained from the BaFin as a result of its IRBA audit processes for the counterparty credit exposures and allow the usage of 14 internally developed rating systems for regulatory capital calculation purposes.

The following table provides an overview of our credit risk exposure broken down by model approaches and business division.

The line item “Other” in Advanced IRBA reflects EAD from securitization positions in the banking book, specific equity positions and other non-credit obligation assets. Within the Standardized Approach, the line item “central governments and central banks” includes exposures to regional governments or local authorities, public sector entities, multilateral developments banks and international organizations. “Other” in the Standardized Approach includes EAD from exposures secured by mortgages on immovable property, exposures in default, items associated with particularly high risk, covered bonds, claims on institutions and corporates with a short-term credit assessment, collective investments undertakings (CIU), equity positions (grandfathered), securitization positions in the banking book and other items.

EAD according to the model approaches applied to our credit risk portfolios

	Mar 31, 2015
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk

Advanced IRBA	351,452	230,221	120,219	56,428	19,321	8,555	786,195
Central governments and central banks	57,930	870	27,067	1,760	436	561	88,624
Institutions	46,536	9,721	10,995	1,002	1,453	337	70,044
Corporates	191,481	20,694	80,299	50,630	10,032	1,717	354,853
Retail	882	190,756	88	2,637	1,836	1	196,200
Other	54,622	8,180	1,769	399	5,565	5,938	76,475

Foundation IRBA	2,701	7,572	212	0	6	0	10,492
Central governments and central banks	0	0	0	0	0	0	0
Institutions	0	85	0	0	0	0	85
Corporates	2,701	7,488	212	0	6	0	10,407

Standardized Approach	111,890	32,195	15,669	3,972	13,276	21,793	198,795
Central governments or central banks	68,439	20,526	7,651	213	519	230	97,579
Institutions	35,436	2,166	104	21	33	171	37,930
Corporates	6,505	1,914	5,985	1,760	5,929	753	22,847
Retail	10	5,816	845	56	950	23	7,700
Other	1,500	1,773	1,084	1,921	5,845	20,617	32,740

Risk exposure amount for default funds contributions	1,585	57	1	0	2	0	1,645

Total	467,628	270,045	136,101	60,400	32,605	30,348	997,127

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	Counterparty Credit Risk: Regulatory Assessment

	Dec 31, 2014
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk

Advanced IRBA	298,982	225,016	115,780	50,954	20,890	8,248	719,868
Central governments and central banks	58,284	989	30,048	1,694	390	574	91,978
Institutions	41,988	7,651	10,662	1,000	1,497	297	63,095
Corporates	151,859	19,570	72,600	46,275	11,970	1,239	303,513
Retail	823	188,652	112	1,604	1,936	0	193,127
Other	46,028	8,154	2,359	380	5,097	6,138	68,156

Foundation IRBA	2,410	7,708	142	0	10	0	10,269
Central governments and central banks	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	2,410	7,708	142	0	10	0	10,269

Standardized Approach	84,565	31,721	15,734	3,767	8,702	26,572	171,060
Central governments or central banks	48,777	19,474	7,910	264	565	185	77,175
Institutions	29,195	2,973	98	20	32	173	32,491
Corporates	5,323	1,522	5,720	1,529	1,340	548	15,982
Retail	10	5,761	743	64	1,523	24	8,124
Other	1,260	1,990	1,264	1,891	5,243	25,641	37,288

Risk exposure amount for default funds contributions	1,531	62	1	0	2	0	1,595

Total	387,487	264,506	131,656	54,720	29,603	34,820	902,793

The overall increase in EAD levels in the first quarter is mainly driven by foreign exchange movements which are accountable for € 52.8 billion of the € 94.3 billion change. Furthermore we saw in the advanced IRBA an increase in EAD within the exposure class “corporate”, mainly resulting from growth in our core business.

The movements in EAD in the exposure class “central governments and central banks” in the Advanced IRBA approach mainly resulted from lower positions in interest earning deposits with central banks.

The increase in EAD in the exposure class “central governments and central banks” in the standardized approach was primarily driven by higher reserve balances with central banks.

The decrease in EAD in the exposure class “Other” within the standardized approach is mainly attributable to our defined benefit pension fund assets.

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Interim Report as of March 31, 2015	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

Internal Ratings and Probability of Defaults

All internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class.

Internal ratings and their PD ranges

Internal rating	PD range in %[1]
iAAA	> 0.00 ≤ 0.01

iAA+	> 0.01 ≤ 0.02

iAA	> 0.02 ≤ 0.03

iAA–	> 0.03 ≤ 0.04

iA+	> 0.04 ≤ 0.05

iA	> 0.05 ≤ 0.07

iA–	> 0.07 ≤ 0.11

iBBB+	> 0.11 ≤ 0.18

iBBB	> 0.18 ≤ 0.30

iBBB–	> 0.30 ≤ 0.50

iBB+	> 0.50 ≤ 0.83

iBB	> 0.83 ≤ 1.37

iBB–	> 1.37 ≤ 2.27

iB+	> 2.27 ≤ 3.75

iB	> 3.75 ≤ 6.19

iB–	> 6.19 ≤ 10.22

iCCC+	> 10.22 ≤ 16.87

iCCC	> 16.87 ≤ 27.84

iCCC–	> 27.84 ≤ 99.99

Default	100.00

[1]	Reflects the probability of default for a one year time horizon.

Advanced IRBA Exposure with Corporates

The table below shows our advanced IRBA exposures with Corporates, including portfolios from Postbank. The presentation excludes counterparty credit risk exposures from derivatives and securities financing transactions (SFT). The exposures are distributed on our internal rating scale, showing also the probability of default (PD) range for each grade. Our internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and loss given default (LGD), the RWA and the average risk weight (RW). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, to the extent applicable to exposures outside of Postbank is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

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Interim Report as of March 31, 2015	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

EAD net for Advanced IRBA credit exposures by PD grade with corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Mar 31, 2015						Dec, 31 2014
Internal rating	EAD net	Average PD in %	Average LGD in %	RWA	Average RW in %	EL/EAD in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %
iAAA	5,377	0.03	22.96	387	7.20	0.01	4,893	0.03	21.82	325	6.64	0.01

iAA+	6,216	0.03	22.77	444	7.15	0.01	5,700	0.03	20.58	326	5.72	0.01

iAA	10,866	0.03	18.88	665	6.12	0.01	11,377	0.03	16.32	534	4.69	0.00

iAA–	13,406	0.04	31.99	1,421	10.60	0.01	12,583	0.04	33.75	1,405	11.17	0.01

iA+	15,244	0.05	32.42	2,110	13.84	0.02	13,744	0.05	29.51	1,849	13.45	0.01

iA	21,552	0.07	31.76	3,652	16.94	0.02	20,367	0.07	31.06	3,363	16.51	0.02

iA–	22,352	0.09	35.88	5,343	23.91	0.03	20,146	0.09	35.14	4,756	23.61	0.03

iBBB+	21,326	0.14	34.96	6,333	29.69	0.05	19,495	0.14	34.90	5,734	29.41	0.05

iBBB	24,193	0.23	30.70	7,949	32.86	0.07	21,891	0.23	30.95	7,238	33.06	0.07

iBBB–	21,644	0.39	31.80	8,935	41.28	0.12	20,057	0.39	31.70	8,730	43.53	0.12

iBB+	16,021	0.64	31.47	8,087	50.47	0.19	13,892	0.64	29.84	6,752	48.60	0.18

iBB	15,628	1.08	27.32	8,859	56.69	0.29	13,993	1.08	26.46	7,647	54.65	0.27

iBB–	14,484	1.77	25.16	8,675	59.89	0.41	13,013	1.77	25.07	7,838	60.23	0.41

iB+	9,561	2.92	19.87	5,822	60.89	0.56	8,157	2.92	19.93	4,942	60.59	0.56

iB	8,241	4.80	22.17	6,627	80.42	1.05	8,096	4.80	20.92	6,215	76.76	1.00

iB–	4,582	7.93	16.41	3,249	70.92	1.30	4,339	7.93	17.21	3,210	73.99	1.35

iCCC+	3,151	14.60	12.08	1,861	59.07	1.63	1,382	12.99	20.65	1,420	102.72	2.69

iCCC	734	21.85	14.38	639	87.07	3.35	643	21.56	16.75	655	101.80	3.81

iCCC–	674	31.00	15.14	588	87.14	4.71	535	31.00	14.78	458	85.59	4.59

Total excluding default	235,252	1.11	29.15	81,645	34.71	0.22	214,302	0.99	28.65	73,397	34.25	0.21

Default	7,913	99.00	26.58	2,210	27.93	N/M	7,531	100.00	26.72	1,963	26.07	N/M

Total including default	243,165	4.30	29.07	83,855	34.48	0.22	221,832	4.36	28.58	75,360	33.97	0.21

N/M – Not meaningful

[1]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Corporates exposure subject to a PD floor of 3 basis points.

The majority of these exposures are assigned to investment-grade customers. The exposures in the lowest rating class are predominantly collateralized.

EAD levels increased over the reporting period primarily driven by foreign exchange movements and to a lesser extent by growth mainly in CB&S and GTB.

Foundation IRBA Exposure with Corporates

The table below shows our foundation IRBA exposures with corporates. It excludes counterparty credit risk exposures from derivatives and SFT. The exposure is distributed on our internal rating scale. The internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

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Interim Report as of March 31, 2015	Risk Report
	Securitization

EAD net for Foundation IRBA credit exposures by PD grade for corporates (excluding derivative and SFTs)

in € m. (unless stated otherwise)	Mar 31, 2015				Dec. 31, 2014
Internal rating	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	0	0.00	0	0.00	0	0.00	0	0.00

iAA+	0	0.00	0	0.00	0	0.00	0	0.00

iAA	1,857	0.03	188	10.14	1,767	0.03	180	10.20

iAA–	658	0.04	76	11.48	18	0.04	2	13.26

iA+	0	0.00	0	0.00	0	0.00	0	0.00

iA	26	0.06	4	16.81	26	0.06	4	16.90

iA–	249	0.09	49	19.69	814	0.08	133	16.31

iBBB+	511	0.15	122	23.92	540	0.15	121	22.32

iBBB	819	0.23	317	38.69	879	0.23	379	43.12

iBBB–	564	0.38	308	54.63	549	0.38	306	55.82

iBB+	661	0.69	460	69.62	736	0.69	494	67.12

iBB	129	1.23	94	72.36	236	1.23	162	68.79

iBB–	61	2.06	37	60.73	35	2.06	28	78.64

iB+	0	0.00	0	0.00	0	0.00	0	0.00

iB	24	3.78	17	71.03	32	3.78	17	54.16

iB–	28	7.26	40	144.09	28	7.26	32	113.90

iCCC+	0	0.00	1	0.00	5	12.76	11	198.16

iCCC	57	18.00	145	252.47	62	18.00	156	250.41

iCCC–	0	0.00	0	0.00	0	0.00	0	0.00

Total excluding default	5,644	0.47	1,858	32.91	5,727	0.52	2,025	35.36

Default	52	100.00	0	0.23	165	100.00	0	0.11

Total including default	5,696	1.38	1,858	32.61	5,892	3.31	2,025	34.38

The slight decrease in RWA is mainly related to rating improvements in the Postbank Factoring portfolio.

Securitization

Overview of our Securitization Activities

We engage in various business activities that use securitization structures. The main purposes are to provide investor clients with access to risk and returns related to specific portfolios of assets, to provide borrowing clients with access to funding and to manage our own credit risk exposure.

The amounts reported in the following tables provide details of our securitization exposures separately for the regulatory banking and trading book. The details of our trading book securitization positions subject to the market risk standardized approach (“MRSA”) are included in this section, while details of the trading book securitization positions covered under the comprehensive risk measure (“CRM”) are described in section “Trading Market Risk”.

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Interim Report as of March 31, 2015	Risk Report
	Securitization

Banking Book Securitization Exposure

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band

	Mar 31, 2015			Dec 31, 2014
in € m.	Exposure amount	Capital requirements IRBA[1]	Capital requirements standardized approach	Exposure amount	Capital requirements IRBA[1]	Capital requirements standardized approach
≤ 10%	52,769	290	0	44,968	246	0

> 10 ≤ 20%	3,999	35	9	4,170	37	9

> 20 ≤ 50%	2,415	117	8	2,427	97	1

> 50 ≤ 100%	2,440	108	33	2,313	124	53

> 100 ≤ 350%	609	69	1	313	40	3

> 350 ≤ 650%	156	51	0	160	51	0

> 650 < 1,250%	408	264	0	299	202	0

1,250%	654	289	27	424	266	29

Total securitization positions retained or purchased	63,451	1,224	78	55,074	1,064	95

[1]

After considering value adjustments according to Article 266 (1,2) CRR. Including capital requirements for maturity mismatch of synthetic securitizations by risk weight band defined as notional weighted average risk weight of the underlying pool.

Exposure subject to the ≤ 10 % risk weight band increased to € 52.8 billion mainly driven by new originator activities and foreign exchange rate effects. The overall banking book exposure increased by 15.2 % to € 63.5 billion, the capital requirements increased by 12.4 % to € 1.3 billion.

The largest portion for IRBA eligible banking book securitization exposures are treated according to the Supervisory Formula Approach (“SFA”). For the remaining IRBA eligible banking book exposures we use the Internal Assessment Approach (“IAA”) predominantly for our ABCP sponsor activity or the Ratings Based Approach (“RBA”).

Banking Book Securitization Positions Retained or Purchased by Risk Weight Bands subject to the IRBA-Rating Based Approach (RBA)

	Mar 31, 2015				Dec. 31, 2014
	Exposure amount		Capital requirements, IRBA-RBA[1]		Exposure amount		Capital requirements, IRBA-RBA[1]
in € m.	Securitization	Re- Securitization	Securitization[2]	Re- Securitization	Securitization	Re- Securitization	Securitization[2]	Re- Securitization
≤ 10%	5,616	0	35	0	5,295	0	33	0

> 10 ≤ 20%	2,316	0	24	0	2,056	0	21	0

> 20 ≤ 50%	754	1,084	72	35	854	1,064	50	34

> 50 ≤ 100%	1,790	27	99	1	1,487	29	120	1

> 100 ≤ 350%	53	36	5	3	78	7	7	1

> 350 ≤ 650%	53	19	17	6	58	0	19	0

> 650 < 1,250%	262	17	144	11	154	16	85	9

1,250%	332	294	212	76	342	46	244	19

Total securitization positions retained or purchased	11,176	1,477	608	132	10,324	1,162	579	64

[1]	After considering value adjustments according to Article 266 (1,2) CRR.
[2]	Including capital requirements for maturity mismatch of synthetic securitizations by risk weight band defined as notional weighted average risk weight of the underlying pool.

Exposures subject to the IRBA-RBA increased for securitization by € 1.2 billion mainly driven by foreign exchange rate changes.

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	Securitization

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Internal Assessment Approach (IAA)

	Mar 31, 2015				Dec. 31, 2014
	Exposure amount		Capital requirements, IRBA-IAA[1]		Exposure amount		Capital requirements, IRBA-IAA[1]
in € m.	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization
≤ 10%	809	0	5	0	996	0	7	0

> 10 ≤ 20%	738	0	7	0	1,160	0	11	0

> 20 ≤ 50%	90	34	3	1	245	33	5	1

> 50 ≤ 100%	99	0	5	0	47	0	3	0

> 100 ≤ 350%	117	0	25	0	166	0	28	0

> 350 ≤ 650%	0	0	0	0	0	0	0	0

> 650 < 1,250%	0	0	0	0	0	0	0	0

1,250%	0	0	0	0	0	0	0	0

Total securitization positions retained or purchased	1,853	34	45	1	2,614	33	53	1

[1]	After considering value adjustments according to Article 266 (1,2) CRR.

The exposure reduction subject to the IRBA-Internal Assessment Approach (IAA) resulted primarily from a management decision to reduce the securitization book funded through ABCP conduits. The overall exposure decreased by 29 % to € 1.9 billion in the first quarter 2015, compared to € 2.6 billion as of December 31, 2014.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Supervisory Formula Approach (SFA)

	Mar 31, 2015				Dec. 31, 2014
	Exposure amount		Capital requirements, IRBA-SFA[1]		Exposure amount		Capital requirements, IRBA-SFA[1]
in € m.	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization
≤ 10%	46,344	0	249	0	38,676	0	206	0

> 10 ≤ 20%	303	56	3	1	317	49	3	1

> 20 ≤ 50%	246	0	7	0	217	0	7	0

> 50 ≤ 100%	45	0	3	0	5	0	0	0

> 100 ≤ 350%	394	0	36	0	36	0	5	0

> 350 ≤ 650%	85	0	29	0	102	0	32	0

> 650 < 1,250%	129	0	109	0	129	0	108	0

1,250%	1	0	1	0	7	0	3	0

Total securitization positions retained or purchased	47,547	56	438	1	39,487	49	365	1

[1]	After considering value adjustments according to Article 266 (1,2) CRR.

Banking Book exposure subject to the IRBA-Supervisory Formula Approach (SFA) overall increased to € 47.6 billion in the first quarter 2015. This increase is mainly driven by Originator activities, securitization positions which funding source changed from ABCP conduits formerly calculated under the IRBA-Internal Assessment Approach (IAA) and foreign exchange rate changes.

The Credit Risk Standardized Approach (“CRSA”) is used for securitization positions where the underlying portfolio predominantly concerns credit risk exposures, which would qualify for application of the CRSA if these exposures would be directly held by us.

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	Securitization

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Credit Risk Standardized Approach (CRSA)

	Mar 31, 2015				Dec. 31, 2014
	Exposure amount		Capital requirements, SA		Exposure amount		Capital requirements, SA
in € m.	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization
≤ 10%	0	0	0	0	0	0	0	0

> 10 ≤ 20%	585	0	9	0	588	0	9	0

> 20 ≤ 50%	208	0	8	0	14	0	1	0

> 50 ≤ 100%	480	0	33	0	745	0	53	0

> 100 ≤ 350%	9	0	1	0	27	0	3	0

> 350 ≤ 650%	0	0	0	0	0	0	0	0

> 650 < 1,250%	0	0	0	0	0	0	0	0

1,250%	20	7	20	7	23	6	23	6

Total securitization positions retained or purchased	1,302	7	71	7	1,398	6	89	6

Trading Book Securitization Exposure

For trading book securitization positions not covered under the CRM, the capital requirement for specific market risk is calculated based on the MRSA. The MRSA risk weight calculation for trading book securitization positions is generally based on the same methodologies which apply to banking book securitization positions.

Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Market Risk Standardized Approach (“MRSA”)

	Mar 31, 2015				Dec. 31, 2014
	Exposure amount		Capital requirements, MRSA		Exposure amount		Capital requirements, MRSA
in € m.	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization
≤ 10%	11,335	0	21	0	4,540	0	26	0

> 10 ≤ 20%	5,924	0	57	0	4,568	0	51	0

> 20 ≤ 50%	1,251	314	28	9	1,289	249	29	8

> 50 ≤ 100%	869	89	44	5	582	100	35	6

> 100 ≤ 350%	2,584	103	63	16	533	96	73	14

> 350 ≤ 650%	650	56	63	15	174	36	63	13

> 650 < 1,250%	607	18	50	8	81	18	45	11

1,250%	4,081	288	1,246	284	1,008	302	1,008	302

Total securitization positions retained or purchased	27,300	869	1,572	336	12,774	801	1,329	353

The increase in trading book securitization positions since the last quarter was mainly driven by a regulatory change which results in a consideration of the sum of net long and net short capital charges in comparison to the maximum amount (Article 337 (4) CRR). Although the considered exposure more than doubled the capital requirements increased by 13.4 % only. On the one hand side this was due to low risk weighted positions (€ 6.8 billion increase in the ≤ 10 % risk weight band) and on the other hand due to synthetic securitization positions subject to an own funds requirements cap according to Article 335 CRR.

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	Market Risk

Market Risk

Market Risk of Trading Units excluding Postbank

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Average[2]	49.6	51.6	(40.7)	(34.9)	20.4	25.1	35.6	31.2	15.7	14.8	17.6	13.2	0.9	2.2

Maximum[2]	65.6	71.4	(46.6)	(61.9)	22.7	42.8	40.3	38.9	23.2	24.6	25.0	21.2	2.0	10.2

Minimum[2]	39.8	35.4	(31.8)	(24.4)	18.2	15.7	29.6	25.9	9.2	9.9	11.4	6.9	0.5	0.7

Period-end[3]	52.7	49.0	(37.5)	(36.0)	21.5	18.1	32.8	29.6	18.4	15.5	16.7	20.5	0.8	1.3

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2015 and the full year 2014, respectively.
[3]	Amounts for 2015 as of March 31, 2015 and for 2014 as of December 31, 2014.

The average value-at-risk for the first three months of 2015 decreased by € 2.0 million to € 49.6 million compared with the average for the full year 2014. Average interest rate value-at-risk decreased and there was an increase in the diversification effect following changes to the composition of the portfolio. This was partly offset by increases in average foreign exchange and credit spread value-at-risk due to increased market volatility. Additionally foreign exchange value at risk also increased due to an increase in U.S. dollar exposure on average compared to the full year 2014.

During the first three months of 2015 our trading units achieved a positive actual income for 95 % of the trading days compared with 95 % in the full year 2014.

Regulatory Trading Market Risk Measures

In trading market risk the comprehensive risk measure and market risk standardized approach were partially impacted by the introduction of the new CRR/CRD 4 framework which is detailed in the respective sections.

Stressed Value-at-Risk

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Average[2]	108.6	109.6	(147.7)	(125.4)	70.7	64.4	132.2	124.0	14.0	11.5	38.0	29.7	1.4	5.4

Maximum[2]	135.1	161.1	(186.7)	(168.0)	84.2	85.9	154.5	142.8	47.8	42.6	59.8	70.3	3.1	16.7

Minimum[2]	82.4	81.6	(118.3)	(102.3)	54.1	48.8	104.8	100.7	0.1	0.0	21.4	13.7	0.7	1.4

Period-end[3]	109.7	120.7	(128.1)	(139.3)	70.4	52.3	108.6	140.8	21.2	18.8	36.5	46.2	1.2	1.8

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2015 and the full year 2014, respectively.
[3]	Amounts for 2015 as of March 31, 2015 and for 2014 as of December 31, 2014.

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	Market Risk

The average stressed value-at-risk for the first three months of 2015 was € 108.6 million and decreased by € 1.0 million compared with the full year 2014. The reduction stemmed from an improvement in diversification due to changes in the composition of the portfolio, partly offset by increases coming from across asset classes. Most notably foreign exchange stressed value-at-risk has increased due to an increase in long U.S. dollar foreign exchange exposure, while credit spread stressed value-at-risk increased following an increase in long credit spread exposure on average over the first three months of 2015 compared to the full year 2014. The notable reduction in the period end stressed value-at-risk for credit spread risk was driven by an improvement to the correlations approach used to aggregate certain components within the credit spread value-at-risk

Incremental Risk Charge

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)3

	Total		Fixed Income & Currencies		Structured Finance		Emerging Markets - Debt		NCOU		Other
in € m.	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Average[1]	1,391.4	811.9	920.1	532.8	269.9	152.2	241.3	164.1	(3.4)	(3.6)	(36.5)	(33.5)

Maximum[1]	1,542.2	1,065.4	1,084.9	719.3	385.5	189.3	457.7	220.2	29.2	39.4	19.5	64.7

Minimum[1]	1,131.4	647.9	732.3	381.8	188.7	106.3	181.2	119.5	(32.7)	(25.8)	(145.4)	(88.0)

Period-end[2]	1,303.6	1,037.8	864.3	603.4	239.6	159.8	274.0	170.5	29.2	39.4	(103.5)	64.7

[1]	Amounts show the bands within which the values fluctuated during the 12-weeks preceding March 31, 2015 and December 31, 2014, respectively.
[2]	Amounts for 2015 as of March 31, 2015 and for 2014 as of December 31, 2014.
[3]	Business line breakdowns have been updated for 2015 reporting to better reflect the current business structure.

The incremental risk charge as at the end of the first three months of 2015 was € 1.3 billion and increased by € 266 million (26%) compared with year end 2014. The 12-week average incremental risk charge for the first three months of 2015 was € 1.4 billion and thus € 579 million (71%) higher compared with the average for the 12-week period ended December 31, 2014. The increase was driven by an increase in concentrated single name exposures primarily on sovereign entities, which particularly impacts the incremental risk charge.

Comprehensive Risk Measure

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	2015	2014
Average[1]	221.9	246.9

Maximum[1]	242.2	257.5

Minimum[1]	213.1	223.0

Period-end[2]	199.0	222.0

[1]	Regulatory Comprehensive Risk Measure calculated for the 12-week period ending March 31, 2015 and December 31, 2014.
[2]	Spot value of internal model Comprehensive Risk Measure at period end.

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	Operational Risk

The comprehensive risk measure as at the end of the first three months of 2015 was € 199 million and decreased by € 23 million (10%) compared with year end 2014. The 12-week average of our comprehensive risk measure for the first three months of 2015 was € 222 million and thus € 25 million (10%) lower compared with the average for the 12-week period ended December 31, 2014. The reduction was due to continued de-risking on this portfolio.

Market Risk Standardized Approach

As of March 31, 2015, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 1,909 million corresponding to risk weighted-assets of € 23.9 billion. As of December 31, 2014 these positions generated capital requirements of € 1,682 million corresponding to risk weighted-assets of € 21.0 billion. The increase is primarily due to the end of the transitional period granted by Article 337 (4) CRR as the calculation is now based on the sum of the weighted net long positions and the sum of the weighted net short positions rather than the larger of the two sums. Additionally there has been an increase from foreign exchange movement with some offset coming from de-risking.

For nth-to-default credit default swaps the capital requirement increased to € 17 million corresponding to risk weighted-assets of € 216 million compared with € 1 million and € 19 million as of December 31, 2014 caused by the aforementioned regulatory change.

Additionally, the capital requirement for investment funds under the market risk standardized approach was € 89 million corresponding to risk weighted-assets of € 1,116 million as of March 31, 2015, compared with € 91 million and € 1,139 million as of December 31, 2014.

The capital requirement for longevity risk under the market risk standardized approach was € 32 million corresponding to risk weighted-assets of € 398 million as of March 31 2015, compared with € 26 million and € 326 million as of December 31, 2014.

Market Risk of Trading Book at Postbank

The value-at-risk of Postbank’s trading book calculated with a 99 % confidence level and a one-day holding period amounted to zero as of March 31, 2015 and at year end 2014. Postbank’s current trading strategy does not allow any new trading activities with regard to the trading book. Therefore, Postbank’s trading book did not contain any positions as of March 31, 2015 and at year-end 2014. Nevertheless, Postbank will remain classified as a trading book institution.

Operational Risk

In the first three months of 2015 our operational risk losses continued to be driven by legal operational risk losses including legal provisions. For a description of our current legal and regulatory proceedings, please see Section “Other Contingencies” of this Interim Report. Our non-legal operational risk losses continued to be lower than for the first three months of 2014. The outlook for the rest of year remains cautious, due to the legal and regulatory environment that we believe will continue to affect our business. Our operational risk management fosters a forward looking risk management with regard to monitoring of potential profits and losses, focusing on trend analyses based upon available losses and key risk indicator data.

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	Operational Risk

Economic Capital Usage for Operational Risk by Business Division

			2015 increase (decrease) from 2014
in € m. (unless stated otherwise)	Mar 31, 2015	Dec 31, 2014	in € m.	in %
Corporate Banking & Securities	5,746	3,569	2,177	61

Private & Business Clients	543	1,088	(545)	(50)

Global Transaction Banking	604	150	454	303

Deutsche Asset & Wealth Management	1,173	722	451	62

Non-Core Operations Unit	399	2,070	(1,671)	(81)

Total economic capital usage for operational risk	8,464	7,598	866	11

The economic capital usage for operational risk as of March 31, 2015 was € 8.5 billion, € 0.9 billion or 11 % higher compared to year-end 2014. This is mainly driven by external data, primarily US related settlements, used in our capital model and reflects an increased operational risk loss profile in the industry. Besides the overall increase of the economic capital, the quarter over quarter changes for the business divisions are due to a change in the allocation methodology. In particular the capital allocation methodology used for the Non-Core Operations Unit (NCOU) was adjusted to be based on assets. The new allocation replaces the more complex but less precise former allocation and as we believe better reflects the decreasing residual risk in a wind-down business.

Operational Risk Framework Development

The AMA (advanced measurement approach) model is subject to continuous validation and enhancement, as we attempt to adequately reflect our risk profile. As part of the continuous enhancement and validation of our model we submitted model changes to BaFin and are awaiting approval from the joint supervisory team (BaFin and ECB). These model changes include an improved validation and recalibration methodology for insurance parameters, changes to the modeling of the loss frequency as well as an enhanced scoring mechanism for the self assessment results in our AMA model.

Further, we have submitted an additional model change request to BaFin to replace the € 1 billion economic capital safety margin, which we have continuously applied since its implementation in 2011. This model change, which adds increased forward looking aspects to the AMA model, will result in higher economic capital even after we remove the safety margin. This change will make our model more risk sensitive by including reasonably possible litigation losses in our “Relevant Loss Data” set. Reasonably possible litigation losses may result from ongoing and new legal matters which are reviewed quarterly and are based on the judgment provided by our Legal Department.

While our dialogue with the joint supervisory team on these model enhancements is on-going, management has decided to recognize the impact of these model changes in the second quarter 2014 wherever they will lead to an increase in the capital requirement over the models that have previously been approved by BaFin.

In the first quarter 2015 the joint supervisory team allowed us to use an enhanced divisional capital allocation methodology featuring division specific severity distributions for the Core Divisions and improved allocation to the Non-Core Operations Unit. We believe the major benefits from using this methodology are an improved focus on divisional standalone risk profiles and a significant reduction of cross-divisional effects. In addition, we have transitioned from using a complex allocation not fully reflecting the winding down of the NCOU business to a new NCOU allocation based on assets. Moreover the allocation of the € 1 billion economic capital safety margin moving RWA from Core to non-Core is no longer considered appropriate and has been removed. The changes have already been implemented and are reflected in the results of the first quarter 2015.

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	Liquidity Risk

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Mar 31, 2015		Dec 31, 2014
Capital Markets and Equity	227	23%	214	23%

Retail	308	31%	301	33%

Transaction Banking	207	21%	184	20%

Other Customers[1]	77	8%	74	8%

Unsecured Wholesale	62	6%	55	6%

Secured Funding and Shorts	103	10%	81	9%

Financing Vehicles[2]	11	1%	12	1%

Total external funding	996	100%	919	100%

[1]	Other Customers includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).
[2]	Includes ABCP conduits.

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 803 billion (€ 660 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 98 billion (€ 75 billion), and other non-funding liabilities € 59 billion (€ 54 billion) for March 31, 2015, and December 31, 2014, respectively.

The increase of € 23 billion in transaction banking and of € 22 billion in secured funding and shorts reflect increasing business activity in comparison to low year-end levels. The higher amount of capital markets and equity by € 14 billion during the first quarter of 2015 reflects higher funding activities and current net income. Increased deposits from AWM clients were reflected in the € 8 billion increase in the retail business. Foreign exchange effects contributed to the increase across most funding sources.

During the first quarter of 2015, we raised € 16.9 billion out of a total 2015 funding plan of up to € 30-35 billion equating to a completion rate of 52%, 27 percentage points ahead of the pro-rata equivalent (percentages refer to the midpoint of the funding plan). The average spread during the first three months of the year 2015 over the relevant floating index (e.g. Libor) was 49 bps, with an average tenor of 5.7 years. The most significant transactions over this period were a € 1.25 billion Tier 2 benchmark issued in February 2015 and a US $ 1.5 billion Tier 2 benchmark issued in March 2015 both with a tenor of 10 years. For the remainder of the year we intend to source the rest of our requirements through a variety of channels, including issuance targeted at retail investors, private placements with institutional investors and further public benchmark issuances.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold liquidity reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of the liquidity reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of liquidity reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity reserves include only assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our liquidity reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

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	Capital Management

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Mar 31, 2015		Dec 31, 2014
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	80	80	65	65

Parent (incl. foreign branches)	70	70	54	54

Subsidiaries	10	10	11	11

Highly liquid securities (includes government, government guaranteed and agency securities)	106	99	103	96

Parent (incl. foreign branches)	80	75	81	75

Subsidiaries	26	24	23	20

Other unencumbered central bank eligible securities	17	12	16	11

Parent (incl. foreign branches)	15	11	14	10

Subsidiaries	2	1	2	1

Total liquidity reserves	203	190	184	171

Parent (incl. foreign branches)	164	155	149	139

Subsidiaries	38	35	35	32

Our liquidity reserves increased by € 19 billion or 10 % during the first three months of 2015 in comparison to year-end 2014.

Capital Management

The 2014 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2019. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2013 Annual General Meeting. We have received approval from the BaFin for the execution of these authorizations as required under new CRR/CRD 4 rules. During the period from the 2014 Annual General Meeting until March 31, 2015, we purchased 25.6 million shares. The shares purchased were used for equity compensation purposes in the same period so that the number of shares held in Treasury from buybacks was 0.2 million as of March 31, 2015.

Since the 2014 Annual General meeting, the authorized capital available to the Management Board is € 257 million (100 million shares). The conditional capital now stands at € 486 million (190 million shares). Moreover, the 2014 Annual General meeting authorized the issuance of participatory notes for the purpose of Additional Tier 1 capital.

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	Regulatory Capital

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are no longer fully recognized under fully loaded CRR/CRD 4 rules mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions, and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For March 31, 2015, this resulted in eligible Additional Tier 1 instruments of € 12.1 billion (i.e. € 4.7 billion newly issued AT1 Notes plus € 7.4 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). Seven Hybrid Tier 1 capital instruments with a notional of € 4.0 billion and an eligible equivalent amount of € 3.7 billion have been called since year-end 2014. € 6.0 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules.

On February 17, 2015, we issued new fixed rate subordinated Tier 2 notes with an aggregate amount of € 1.25 billion. The notes pay a coupon of 2.75%, have a denomination of € 1,000 and are due February 17, 2025. They were issued in transactions outside of the United States not subject to the registration requirements of the Securities Act of 1933, as amended, and were not offered or sold in the United States.

The total of our Tier 2 capital instruments as of March 31, 2015 recognized during the transition period under CRR/CRD 4 was € 5.6 billion. As of March 31 2015, there are no further legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital. The gross notional value of the Tier 2 capital instruments was € 7.5 billion. No Tier 2 capital instruments have been called since year-end 2014.

Regulatory Capital

Starting January 1, 2014, the calculation of our regulatory capital incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation or “CRR”), and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4 or “CRD 4”) as implemented into German law. The information in this section as well as in the section “Development of risk-weighted Assets” is based on the regulatory principles of consolidation.

Under the CRR/CRD 4 transitional rules, capital instruments no longer eligible are phased-out while the new rules on regulatory adjustments are phased-in. These provisions are allowed in order to ease the transition for banks to the fully loaded capital rules. The fully loaded CRR/CRD 4 metrics do not take these transitional rules into account, (i.e. all capital instruments no longer eligible are excluded and all new regulatory adjustments are applied). Therefore when referring to the results according to the transitional rules we use the term “CRR/CRD 4”. When referring to our results according to the full application of the final envisaged framework (and thus without consideration of applicable transitional methodology), we use the term “CRR/CRD 4 fully loaded”. At the same time, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets, e.g the rule permitting the grandfathering of equity investments at a risk-weight of 100%. In this case, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions at the end of 2017.

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	Regulatory Capital

Minimum capital requirements and additional capital buffers

The minimum capital requirements of CET 1 capital applicable to the Group increased from 4 % of risk-weighted assets (RWA) in 2014 to 4.5 % of RWA from 2015 onwards.

In March 2015, Deutsche Bank was designated as a global systemically important institution (G-SII) by the German Federal Financial Supervisory Authority (BaFin) in agreement with the Deutsche Bundesbank resulting in an additional requirement of 2 % CET 1 capital of RWA fully effective from 2019 onwards. This is in line with the Financial Stability Board (FSB) assessment of systemic importance based on the indicators as published in 2014. The additional buffer requirement will be phased in starting 2016.

In addition, pursuant to the Supervisory Review and Evaluation Process (SREP), the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements. On February 20, 2015, the ECB notified us that we are required to maintain a CET 1 ratio of at least 10% (on a phase-in basis) at all times.

Further information about minimum capital requirements and additional capital buffers applicable to us can be found in our Financial Report 2014.

Overview of Regulatory Capital, RWA and Capital Ratios

	Mar 31, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	CRR/CRD 4 fully-loaded	CRR/CRD 4
Common Equity Tier 1 capital before regulatory adjustments	69,585	69,944	65,750	66,175

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(21,742)	(10,216)	(19,674)	(6,072)

Common Equity Tier 1 (CET 1) capital	47,843	59,728	46,076	60,103

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	12,071	4,676	14,696

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(11)	(8,816)	(57)	(10,902)

Additional Tier 1 (AT1) capital	4,665	3,255	4,619	3,794

Tier 1 capital (T1 = CET 1 + AT1)	52,507	62,983	50,695	63,898

Tier 2 (T2) capital before regulatory adjustments	11,178	5,675	12,412	4,891

Total regulatory adjustments to Tier 2 (T2) capital	(27)	(491)	(36)	(496)

Tier 2 (T2) capital	11,151	5,184	12,376	4,395

Total capital (TC = T1 + T2)	63,658	68,167	63,072	68,293

Total risk-weighted assets	431,390	432,142	393,969	396,648

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.1	13.8	11.7	15.2

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.2	14.6	12.9	16.1

Total capital ratio (as a percentage of risk-weighted assets)	14.8	15.8	16.0	17.2

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	Regulatory Capital

Reconciliation of Consolidated Balance Sheet according to IFRS to regulatory Balance Sheet (unaudited)

	Mar 31, 2015			Dec. 31, 2014
in € m.	Financial Balance Sheet	Deconsolidation/ Consolidation of entities	Regulatory Balance Sheet	Financial Balance Sheet	Deconsolidation/ Consolidation of entities	Regulatory Balance Sheet	References[1]
Assets:

Cash and due from banks	21,645	(140)	21,504	20,055	(246)	19,809

Interest-earning deposits with banks	70,659	(1,737)	68,923	63,518	(1,358)	62,160

Central bank funds sold and securities purchased under resale agreements	23,393	0	23,393	17,796	0	17,796

Securities borrowed	34,515	(7)	34,508	25,834	(11)	25,823

Financial assets at fair value through profit or loss
Trading assets	212,185	(6,624)	205,561	195,681	(7,846)	187,835
Positive market values from derivative financial instruments	746,084	495	746,579	629,958	421	630,379
Financial assets designated at fair value through profit or loss	125,810	(14,118)	111,691	117,285	(12,490)	104,795

Total financial assets at fair value through profit or loss	1,084,079	(20,248)	1,063,831	942,924	(19,915)	923,009

Financial assets available for sale	72,336	146	72,482	64,297	434	64,731

Equity method investments	4,916	(247)	4,669	4,143	(218)	3,925	h
thereof: Goodwill	486	0	486	430	0	430	e

Loans	428,548	(2,860)	425,687	405,612	(3,348)	402,264

Property and equipment	2,914	(192)	2,722	2,909	(193)	2,716

Goodwill and other intangible assets	15,802	(1,770)	14,032	14,951	(1,817)	13,134	e

Other assets	187,558	(1,383)	186,176	137,980	(1,027)	136,953
thereof: Defined benefit pension fund assets	1,065	0	1,065	961	0	961	g

Income tax assets[2]	9,100	(67)	9,033	8,684	(131)	8,553	f

Total assets	1,955,465	(28,504)	1,926,961	1,708,703	(27,832)	1,680,872

Liabilities and equity:

Deposits	572,921	5,648	578,569	532,931	4,823	537,754

Central bank funds purchased and securities sold under repurchase agreements	17,078	0	17,078	10,887	0	10,887

Securities loaned	2,816	(7)	2,809	2,339	(10)	2,329

Financial liabilities at fair value through profit or loss
Trading liabilities	54,231	(134)	54,097	41,843	(200)	41,643
Negative market values from derivative financial instruments	724,120	886	725,006	610,202	603	610,805
Financial liabilities designated at fair value through profit or loss	41,340	(2,530)	38,810	37,131	(2,315)	34,816
Investment contract liabilities	9,654	(9,654)	0	8,523	(8,523)	0

Total financial liabilities at fair value through profit or loss	829,345	(11,432)	817,913	697,699	(10,435)	687,264

Other short-term borrowings	39,260	(6,839)	32,421	42,931	(8,780)	34,151

Other liabilities	238,723	(13,690)	225,033	183,823	(12,628)	171,195

Provisions	8,824	(85)	8,738	6,677	(81)	6,596

Income tax liabilities[2]	3,068	(499)	2,569	2,783	(483)	2,300

Long-term debt	157,519	(206)	157,314	144,837	772	145,609
thereof: Subordinated long-term debt[3]	7,226	0	7,226	6,392	0	6,392	j, k

Trust preferred securities[3]	7,979	394	8,373	10,573	516	11,089	j, k

Obligation to purchase common shares	0	0	0	0	0	0

Total liabilities	1,877,533	(26,717)	1,850,816	1,635,481	(26,308)	1,609,173

Common shares, no par value, nominal value of € 2.56	3,531	0	3,531	3,531	0	3,531	a

Additional paid-in capital	33,607	(4)	33,603	33,626	(5)	33,621	a

Retained earnings	29,863	(1,234)	28,629	29,279	(1,107)	28,171	b

Common shares in treasury, at cost	(12)	0	(12)	(8)	0	(8)	a

Equity classified as obligation to purchase common shares	0	0	0	0	0	0	a

Accumulated other comprehensive income, net of tax	5,989	(430)	5,560	1,923	(306)	1,617	c

Total shareholders’ equity	72,979	(1,668)	71,311	68,351	(1,419)	66,932

Additional equity components	4,665	0	4,665	4,619	0	4,619	i

Noncontrolling interests	288	(119)	169	253	(105)	148	d

Total equity	77,932	(1,787)	76,145	73,223	(1,523)	71,699

Total liabilities and equity	1,955,465	(28,504)	1,926,961	1,708,703	(27,832)	1,680,872

[1]

References provide the mapping of regulatory balance sheet items used to calculate regulatory capital as reflected in the column “References” in “Transitional template for Regulatory Capital, RWA and Capital Ratios (unaudited)”. Where applicable, more detailed information are provided in the respective reference footnote section.

[2]	Income tax assets and income tax liabilities comprise both deferred and current taxes.
[3]	Eligible Additional Tier 1 and Tier 2 instruments are reflected in these balance sheet positions with their values according to IFRS.

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	Regulatory Capital

Transitional template for Regulatory Capital, RWA and Capital Ratios (unaudited)

	Mar 31, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	CRR/CRD 4 fully-loaded	CRR/CRD 4	References[1]
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	37,122	37,122	37,144	37,144	a
Thereof: Ordinary shares[2]	37,122	37,122	37,144	37,144	a

Retained earnings	28,086	28,086	26,509	26,509	b

Accumulated other comprehensive income (loss), net of tax	5,560	5,817	1,617	1,923	c

Funds for general banking risk	0	0	0	0

Amount of qualifying items referred to in Art. 484 (3) CRR and the related share premium accounts subject to phase out from CET 1	N/M	0	N/M	0

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	N/M

Noncontrolling Interests (amount allowed in consolidated CET 1)	0	102	0	118	d

Independently reviewed interim profits net of any foreseeable charge or dividend[3]	(1,182)	(1,182)	481	481	b

Common Equity Tier 1 capital before regulatory adjustments	69,585	69,944	65,750	66,175

Common Equity Tier 1 capital: regulatory adjustments

Additional value adjustments (negative amount)[4]	0	0	0	0

Intangible assets (net of related tax liabilities) (negative amount)	(13,900)	(5,560)	(12,979)	(2,596)	e

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(2,854)	(1,142)	(2,620)	(524)	f

Fair value reserves related to gains or losses on cash flow hedges	(188)	(188)	(181)	(181)

Negative amounts resulting from the calculation of expected loss amounts	(743)	(304)	(712)	(147)

Any increase in equity that results from securitized assets (negative amount)	(49)	(49)	0	0

Gains or losses on liabilities designated at fair value resulting from changes in own credit standing[5]	(494)	(245)	(544)	(210)

Defined benefit pension fund assets (negative amount)	(1,065)	(426)	(961)	(192)	g

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)[6]	(60)	(24)	(54)	(11)

Direct, indirect and synthetic holdings of the CET 1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[7]	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)	0	0	0	0

Exposure amount of the following items which qualify for a Risk Weight of 1250%, where the institution opts for the deduction alternative	0	0	0	0
Thereof:
Qualifying holdings outside the financial sector (negative amount)	0	0	0	0
Securitization positions (negative amount)	0	0	0	0
Free deliveries (negative amount)	0	0	0	0

Deferred tax assets arising from temporary differences (amount above 10 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(9)	(3)	(78)	(16)	f

Amount exceeding the 15 % threshold (negative amount)	(2,031)	(690)	(1,199)	(202)
Thereof:
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(931)	(316)	(499)	(84)	h
Deferred tax assets arising from temporary differences	(1,100)	(374)	(700)	(118)	f

Losses for the current financial year (negative amount)	0	0	0	0

Regulatory adjustments applied to CET 1 capital in respect of amounts subject to pre-CRR treatment:	N/M	0	N/M	0

Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	N/M	(1,236)	N/M	(1,648)

Amount to be deducted from or added to CET 1 capital with regard to additional filters and deductions required pre CRR[8]	(348)	(348)	(345)	(345)

Qualifying AT1 deductions that exceed the AT1 capital of the institution (negative amount)	0	0	0	0

Other regulatory adjustments	0	0	0	0

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(21,742)	(10,216)	(19,674)	(6,072)

Common Equity Tier 1 (CET 1) capital	47,843	59,728	46,076	60,103

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	Regulatory Capital

	Mar 31, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	CRR/CRD 4 fully-loaded	CRR/CRD 4	References[1]
Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,676	4,676	4,676	4,676	i
Thereof:
Classified as equity under applicable accounting standards	4,676	4,676	4,676	4,676	i
Classified as liabilities under applicable accounting standards	0	0	0	0

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	7,395	N/M	10,021	j

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	N/M

Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	0	0	0	0
Thereof: instruments issued by subsidiaries subject to phase out	N/M	0	N/M	0

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	12,071	4,676	14,696

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(11)	(11)	(57)	(57)	i

Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0

Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[7]	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10 % threshold net of eligible short positions) (negative amount)	0	0	0	0

Regulatory adjustments applied to AT1 capital in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	0

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(8,805)	N/M	(10,845)
Thereof:
Intangible assets	N/M	(8,340)	N/M	(10,383)	e
Shortfall of provisions to expected losses	N/M	(228)	N/M	(294)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	N/M	(237)	N/M	(168)

Residual amounts deducted from AT1 capital with regard to deduction from Tier 2 (T2) capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	0

Amount to be deducted from or added to AT1 capital with regard to additional filters and deductions required pre CRR	N/M	0	N/M	0

Qualifying T2 deductions that exceed the T2 capital of the institution (negative amount)	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(11)	(8,816)	(57)	(10,902)

Additional Tier 1 (AT1) capital	4,665	3,255	4,619	3,794

Tier 1 capital (T1 = CET 1 + AT1)	52,507	62,983	50,695	63,898

Tier 2 (T2) capital: instruments and provisions

Capital instruments and the related share premium accounts[9]	10,319	4,346	11,505	2,942	k

Amount of qualifying items referred to in Art. 484 (5) CRR and the related share premium accounts subject to phase out from T2	N/M	247	N/M	721	k

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	N/M

Qualifying own funds instruments included in consolidated T2 capital issued by subsidiaries and held by third parties	858	1,082	908	1,228	k
Thereof: instruments issued by subsidiaries subject to phase out	N/M	0	N/M	0

Credit risk adjustments	0	0	0	0

Tier 2 (T2) capital before regulatory adjustments	11,178	5,675	12,412	4,891

Tier 2 (T2) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own T2 instruments and subordinated loans (negative amount)	(27)	(26)	(36)	(34)	k

Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0

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	Regulatory Capital

	Mar 31, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	CRR/CRD 4 fully-loaded	CRR/CRD 4	References[1]
Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)[7]	0	0	0	0
Thereof:
New holdings not subject to transitional arrangements	N/M	N/M	N/M	N/M
Holdings existing before January 1, 2013 and subject to transitional arrangements	N/M	N/M	N/M	N/M

Direct, indirect and synthetic holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount)	0	0	0	0

Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	0

Residual amounts deducted from Tier 2 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(465)	N/M	(462)
Thereof:
Shortfall of provisions to expected losses	N/M	(228)	N/M	(294)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	N/M	(237)	N/M	(168)

Residual amounts deducted from Tier 2 capital with regard to deduction from Additional Tier 1 capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	0
Thereof:
Reciprocal cross holdings in AT1 instruments	N/M	0	N/M	0
Direct holdings of nonsignificant investments in the capital of other financial sector entities	N/M	0	N/M	0

Amount to be deducted from or added to Additional Tier 2 capital with regard to additional filters and deductions required pre-CRR	0	0	0	0

Total regulatory adjustments to Tier 2 (T2) capital	(27)	(491)	(36)	(496)

Tier 2 (T2) capital	11,151	5,184	12,376	4,395

Total capital (TC = T1 + T2)	63,658	68,167	63,072	68,293

Risk-weighted assets in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)[10]	N/M	0	N/M	0
Thereof:
Items not deducted from CET 1 (CRR residual amounts)	N/M	0	N/M	0
Items not deducted from AT1 items (CRR residual amounts)	N/M	0	N/M	0
Items not deducted from T2 items (CRR residual amounts)	N/M	0	N/M	0
Thereof:
Indirect and synthetic holdings of own T2 instruments	N/M	0	N/M	0
Indirect and synthetic holdings of nonsignificant investments in the capital of other financial sector entities	N/M	0	N/M	0
Indirect and synthetic holdings of significant investments in the capital of other financial sector entities	N/M	0	N/M	0

Total risk-weighted assets	431,390	432,142	393,969	396,648
Thereof:
Credit Risk (including Settlement Risk)	259,799	260,552	241,475	244,155
Credit Valuation Adjustment (CVA)	23,470	23,470	21,203	21,203
Market Risk	72,603	72,603	64,209	64,209
Operational Risk	75,517	75,517	67,082	67,082

Capital ratios and buffers

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.1	13.8	11.7	15.2

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.2	14.6	12.9	16.1

Total capital ratio (as a percentage of risk-weighted assets)	14.8	15.8	16.0	17.2

Institution specific buffer requirement (CET 1 requirement in accordance with Art. 92 (1) (a) CRR plus capital conservation and countercyclical buffer requirements, plus systemic risk buffer, plus the systemically important institution buffer (G-SII or O-SII buffer), expressed as a percentage of risk-weighted assets)	9.0	4.5	9.0	4.0
Thereof:
Capital conservation buffer requirement	2.5	0.0	2.5	0.0
Countercyclical buffer requirement[11]	N/M	N/M	N/M	N/M
Systemic risk buffer requirement	0.0	0.0	0.0	0.0
Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer[12]	2.0	0.0	2.0	0.0

Common Equity Tier 1 capital available to meet buffers (as a percentage of risk-weighted assets)[13]	6.2	7.8	6.9	9.2

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	Regulatory Capital

	Mar 31, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	CRR/CRD 4 fully-loaded	CRR/CRD 4	References[1]
Amounts below the thresholds for deduction (before risk weighting)

Direct, indirect and synthetic holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)[7]	2,981	2,981	3,148	3,148

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)	3,289	3,429	2,877	2,956

Deferred tax assets arising from temporary differences (amount below 10 % threshold, net of related tax liability where the conditions in Art. 38 (3) CRR are met)	3,888	4,053	4,035	4,146

Applicable caps on the inclusion of provisions in Tier 2 capital

Credit risk adjustments included in T2 in respect of exposures subject to standardized approach (prior to the application of the cap)	0	0	0	0

Cap on inclusion of credit risk adjustments in T2 under standardized approach	443	443	454	454

Credit risk adjustments included in T2 in respect of exposures subject to internal ratings-based approach (prior to the application of the cap)	0	0	0	0

Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	1,082	1,082	991	991

Capital instruments subject to phase-out arrangements

Current cap on CET 1 instruments subject to phase-out arrangements	N/M	0	N/M	0

Amount excluded from CET 1 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	0

Current cap on AT1 instruments subject to phase-out arrangements	N/M	8,768	N/M	10,021

Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	446

Current cap on T2 instruments subject to phase-out arrangements	N/M	2,363	N/M	2,701

Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	0

N/M – Not meaningful

[1]

References provide the mapping of regulatory balance sheet items used to calculate regulatory capital as reflected in the column “References” in “Reconciliation of Consolidated Balance Sheet according to IFRS to regulatory Balance Sheet (unaudited)”. Where applicable, more detailed information are provided in the respective reference footnote section.

[2]	Based on EBA list as referred to in Article 26 (3) CRR.
[3]	Reflects the ECB decision (EU) (2015/4) from February 4, 2015 on recognition of interim or year-end profits in CET 1 capital.
[4]

The Regulatory Technical Standard issued by the EBA has not yet been adopted and published by the European Commission. Deutsche Bank currently estimates the amount of the additional value adjustments arising in case of a future application of the new standard to range between € 1.5 and € 2.0 billion before consideration of offset in shortfall of provisions to expected loss.

[5]

Gains and losses on liabilities of the institution that are valued at fair value that result from changes in the own credit standing of the institution according to Article 33 (1) (b) CRR as well as all fair value gains and losses arising from the institution’s own credit risk related to derivative liabilities according to Article 33 (1) (c) CRR.

[6]	Excludes holdings that are already considered in the accounting base of Common Equity.
[7]	Based on our current interpretation no deduction amount expected.
[8]	Prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”).
[9]	Amortization is taken into account.
[10]

Excludes risk-weighted assets for positions in the trading book which are subject to phase out as prescribed in CRR (i.e. CRR residual amounts) as attributed risk-weighted assets are calculated on a portfolio basis.

[11]	Countercyclical buffer rates not yet available.
[12]	G-SII buffer officially required by BaFin in March 2015 and phased-in starting 2016.
[13]	Calculated as the CET 1 capital less any CET 1 items used to meet Tier 1 and Total capital requirements.

[a]	Common shares, additional paid-in capital and common shares in treasury reflect regulatory eligible CET 1 capital instruments.
[b]

The position retained earnings in the regulatory balance sheet includes net income attributable to Deutsche Bank Shareholders, net of tax, of € 544 million as of March 31, 2015 (€ 1,663 million as of December 31, 2014). This item is excluded from the position retained earnings in the transitional template for regulatory capital and shown separately along with accrual for dividend and AT1 coupons of € 1,726 million as of March 31, 2015 (€ 1,182 million as of December 31, 2014) in the position independently reviewed interim profits net of any foreseeable change or dividend.

[c]	Difference to regulatory balance sheet position driven by prudential filters for unrealized gains and losses.
[d]	Phase-out of noncontrolling interests at a rate of 60 % in 2015 (80 % in 2014).
[e]

Regulatory applicable amount is Goodwill and other intangible assets of € 14,032 million as of March 31, 2015 (€ 13,134 million as of December 31, 2014) plus Goodwill from equity method investments of € 486 million as of March 31, 2015 (€ 430 million as of December 31, 2014) as per regulatory balance sheet reduced by deferred tax liabilities on other intangibles of € 618 million as of March 31, 2015 (€ 585 million as of December 31, 2014). Total CET1 deduction amount is phased-in at a rate of 40 % in 2015 (2014: 20%). Residual amount is deducted from AT1 capital.

[f]	Differences to balance sheet position mainly driven by adjustments as set out in Article 38 (2) to (5) CRR (e.g. regulatory offsetting requirements).
[g]	Phase-in at a rate of 40 % in 2015 (20 % in 2014).
[h]

Hua Xia Bank Company Limited as major part of the position equity method investments and the major part of significant holdings of the CET 1 instruments of financial sector entities, subject to threshold deductions. CET 1 deduction amount is phased-in at a rate of 40%. Residual amount is deducted from AT1 capital.

[i]	Additional equity components reflects regulatory eligible AT1 capital instruments.
[j]	Difference to regulatory balance sheet driven by regulatory adjustments as set out in Articles 51 to 61 CRR (e.g. current cap on AT1 instruments subject to phase-out arrangements).
[k]	Difference to regulatory balance sheet driven by regulatory adjustments as set out in Articles 62 to 71 CRR (e.g. maturity deduction, noncontrolling interests).

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	Regulatory Capital

Reconciliation of shareholders’ equity to regulatory capital

	Mar 31, 2015	Dec 31, 2014
in € m.	CRR/CRD 4	CRR/CRD 4
Total shareholders’ equity per accounting balance sheet	72,979	68,351

Deconsolidation / Consolidation of entities	(1,668)	(1,419)
Thereof:
Additional paid-in capital	(4)	(5)
Retained earnings	(1,234)	(1,107)
Accumulated other comprehensive income, net of tax	(430)	(306)

Total shareholders’ equity per regulatory balance sheet	71,311	66,932

Noncontrolling interest based on transitional rules	102	118
Accrual for dividend and AT1 coupons	(1,726)	(1,182)
Reversal of deconsolidation/consolidation of accumulated other comprehensive income, net of tax, during transitional period	258	306

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	69,944	66,175

Prudential filters	(1,718)	(2,039)
Thereof:
Additional value adjustments	0	0
Any increase in equity that results from securitized assets	(49)	0
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(433)	(391)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	(1,236)	(1,648)

Regulatory adjustments	(8,498)	(4,032)
Thereof:
Intangible assets (net of related tax liabilities)	(5,560)	(2,596)
Deferred tax assets that rely on future profitability	(1,519)	(657)
Shortfall of provisions to expected loss	(304)	(147)
Defined benefit pension fund assets	(426)	(192)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(316)	(84)
Securitization positions not included in risk-weighted assets	0	0
Other [1]	(372)	(356)

Common Equity Tier 1 capital	59,728	60,103

Additional Tier 1 capital	3,255	3,794

Additional Tier 1 Notes (AT1 Notes)	4,665	4,619
Per balance sheet	4,665	4,619
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	0	0

Hybrid capital securities	7,378	10,002
Per balance sheet	7,979	10,573
Deconsolidation/Consolidation of entities	394	516
Regulatory adjustments to balance sheet position	(995)	(1,087)
Thereof:
Amount excluded from Additional Tier 1 due to cap	0	(446)
Other	(995)	(640)

Other regulatory adjustments	17	19

Deductions from Additional Tier 1 capital	(8,805)	(10,845)

Tier 1 capital	62,983	63,898

Tier 2 capital	5,184	4,395

Subordinated debt	5,358	4,120
Per balance sheet	7,226	6,392
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(1,868)	(2,272)
Thereof:
Amortization according to Art. 64 CRR	(1,636)	(2,101)
Other	(231)	(171)

Other regulatory adjustments	291	737
Thereof:
Inclusion of amount excluded from Additional Tier 1 due to cap	0	446
Other	291	291

Deductions from Tier 2 capital	(465)	(462)

Total capital	68,167	68,293

N/M – Not meaningful

[1]	Mainly relates to prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”).

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	Regulatory Capital

Development of Risk-weighted Assets

The table below provide an overview of RWA broken down by model approach and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions if applicable as well as reallocations between the segments.

For the current reporting date and the comparison period the amounts presented are based on the CRR/CRD 4 framework according to the transitional rules.

Within credit risk, the line item “Other” in advanced IRBA reflects RWA from securitization positions in the banking book, specific equity positions and other non-credit obligation assets. Within the Standardized Approach, the majority of the line item “Other” includes RWA from our pension fund assets with the remainder being RWAs from banking book securitizations as well as exposures assigned to the further exposure classes apart from central governments or central banks, institutions, corporates and retail.

Risk-weighted Assets by Model Approach and Business Division

	Mar 31, 2015
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	95,088	71,347	46,053	8,061	18,861	21,132	260,542
Segmental reallocation	(2,395)	520	3,693	325	73	(2,217)	0

Advanced IRBA	88,861	60,536	35,621	4,510	12,847	14,705	217,081
Central Governments and Central Banks	4,451	49	941	0	84	205	5,730
Institutions	9,741	1,541	3,318	103	642	173	15,517
Corporates	63,672	10,294	31,022	3,220	4,561	1,737	114,506
Retail	123	37,843	24	133	736	0	38,860
Other	10,874	10,809	317	1,054	6,825	12,591	42,469

Foundation IRBA	2,360	3,140	168	0	1	0	5,669
Central Governments and Central Banks	0	0	0	0	0	0	0
Institutions	0	37	0	0	0	0	37
Corporates	2,360	3,103	168	0	1	0	5,631

Standardized Approach	4,964	7,063	6,570	3,226	5,938	8,643	36,404
Central Governments or Central Banks	4	62	24	3	0	0	93
Institutions	717	81	29	5	3	35	870
Corporates	2,823	1,697	4,856	1,186	1,053	753	12,367
Retail	7	4,170	497	38	712	17	5,442
Other	1,413	1,053	1,163	1,995	4,169	7,839	17,632

Risk exposure amount for default funds contributions	1,297	87	1	0	2	0	1,388

Settlement Risk	9	0	0	0	0	1	10

Credit Valuation Adjustment (CVA)	16,988	757	9	887	4,359	470	23,470
Internal Model Approach	16,973	722	9	878	4,359	0	22,941
Standardized Approach	15	35	0	9	0	470	529

Market Risk	50,257	45	196	2,552	19,554	0	72,603
Internal Model Approach	35,996	0	196	1,326	9,348	0	46,866
Standardized Approach	14,261	45	0	1,226	10,205	0	25,737

Operational Risk[1]	51,271	4,842	5,385	10,463	3,557	0	75,517
Advanced measurement approach	51,271	4,842	5,385	10,463	3,557	0	75,517

Total	213,613	76,990	51,643	21,963	46,331	21,603	432,142

[1]	The quarter over quarter changes for the business divisions are due to a change in the allocation methodology.

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	Regulatory Capital

	Dec 31, 2014
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	83,548	69,584	41,740	7,310	19,280	22,666	244,128
Segmental reallocation	(2,200)	520	3,327	330	94	(2,071)	0

Advanced IRBA	77,263	58,786	31,763	3,910	13,062	14,638	199,422
Central Governments and Central Banks	3,948	124	1,020	0	74	218	5,385
Institutions	8,359	1,538	3,103	73	623	171	13,869
Corporates	55,678	9,938	26,916	2,740	5,062	1,199	101,533
Retail	121	37,852	30	91	773	0	38,867
Other	9,157	9,334	694	1,006	6,529	13,049	39,769

Foundation IRBA	2,079	3,303	107	0	1	0	5,491
Central Governments and Central Banks	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	2,079	3,303	107	0	1	0	5,490

Standardized Approach	4,804	6,884	6,542	3,070	6,122	10,099	37,522
Central Governments or Central Banks	21	63	27	3	0	0	114
Institutions	593	124	51	4	3	35	810
Corporates	2,841	1,401	4,747	1,111	1,075	584	11,759
Retail	7	4,064	422	45	1,141	18	5,697
Other	1,341	1,232	1,296	1,908	3,903	9,462	19,142

Risk exposure amount for default funds contributions	1,601	90	1	0	1	0	1,693

Settlement Risk	25	0	0	0	0	1	27

Credit Valuation Adjustment (CVA)	16,024	445	7	445	4,019	262	21,203
Internal Model Approach	15,953	417	7	443	3,953	1	20,774
Standardized Approach	71	28	0	2	66	261	428

Market Risk	44,469	92	199	2,483	16,967	0	64,209
Internal Model Approach	31,439	0	199	1,339	8,625	0	41,602
Standardized Approach	13,029	92	0	1,144	8,342	0	22,607

Operational Risk	31,512	9,605	1,321	6,368	18,275	0	67,082
Advanced measurement approach	31,512	9,605	1,321	6,368	18,275	0	67,082

Total	175,578	79,725	43,268	16,607	58,541	22,929	396,648

The development of RWA in the first three months of 2015 was mainly impacted by movements in foreign exchange levels. The increase in operational RWA is driven by external losses being included in the model calculation. Higher RWA is in both, credit and market risk RWA, primarily due to increased business volume and a methodology change in market risk RWA calculation.

The tables below provide an analysis of key drivers for risk-weighted asset movements observed for credit, market, operational risk and the Credit Valuation Adjustment in the reporting period.

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	Regulatory Capital

Development of Risk-weighted Assets for credit risk

	Three months ended Mar 31, 2015 CRR/CRD 4		Twelve months ended Dec 31, 2014 CRR/CRD 4
in € m.	Counterparty credit risk	Thereof: derivatives and repo-style transactions	Counterparty credit risk	Thereof: derivatives and repo-style transactions
Credit risk RWA balance, beginning of year	244,128	41,117	202,186[1]	29,454[1]

Book size	4,730	3,243	(5,024)	(5,327)
Book quality	(993)	427	(2,348)	1,841
Model updates	115	0	11,676	11,676
Methodology and policy	0	0	24,110	297
Acquisition and disposals	0	0	(3,198)	(62)
Foreign exchange movements	13,720	3,619	11,752	3,237
Other	(1,159)	0	4,974	0

Credit risk RWA balance, end of period	260,542	48,405	244,128	41,117

[1]	RWA balances ending of the year 2013 are based on Basel 2.5.

The classifications of key drivers for the RWA credit risk development table are fully aligned with the recommendations of the Enhanced Disclosure Task Force (EDTF). The category “Book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter re-calibrations as well as collateral coverage activities. Organic changes in our portfolio size and composition are considered in the category “Book size”. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are now considered in the “methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses or disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “Other”.

The increase in RWA for counterparty credit risk by 6.7 % or € 16.4 billion since December 31, 2014 is primarily driven by the impact from foreign exchange movements mainly resulting from a strengthening US Dollar. The increase in book size is predominantly driven by derivatives and security financing transaction positions mainly in our Core Bank partly offset by de-risking activities in NCOU. The decrease driven by book quality mainly reflects improvements in the loss given default parameter and recalibration of credit conversion factors. The decrease in the category “Other” is predominantely driven by movements resulting from the transitional treatment of our defined benefit pension fund assets.

Development of Risk-weighted Assets for Credit Valuation Adjustment

in € m.	Three months ended Mar 31, 2015 CRR/CRD 4	Twelve months ended Dec 31, 2014 CRR/CRD 4
CVA RWA balance, beginning of year	21,203	0[1]

Movement in risk levels	1,444	2,017
Market data changes and recalibrations	(1,300)	(1,914)
Model updates	0	7,400
Methodology and policy	(277)	12,330
Acquisitions and disposals	0	0
Foreign exchange movements	2,400	1,370

CVA RWA balance, end of period	23,470	21,203

[1]	RWA balance as of December 31, 2013 was 0 since calculation of CVA RWA referece to a new requirement under the CRR/CRD 4 framework which became effective on January 1, 2014.

Based on the CRR/CRD 4 regulatory framework, we are required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by BaFin. As of March 31, 2015, the RWA for CVA amounted to € 23.5 billion, representing an increase of € 2.3 billion (+10.7%) compared with € 21.2 billion for December 31, 2014. The increase was driven by changes to the portfolio exposures and partly an impact from foreign exchange movements.

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	Regulatory Capital

Development of Risk-weighted Assets for Market Risk

in € m.	Three months ended Mar 31, 2015 CRR/CRD 4	Twelve months ended Dec 31, 2014 CRR/CRD 4
Market risk RWA balance, beginning of year	64,209	47,259[1]

Movement in risk levels	2,301	(10,161)
Market data changes and recalibrations	494	(730)
Model updates	303	5,101
Methodology and policy	3,163	20,089
Acquisitions and disposals	0	(81)
Foreign exchange movements	2,133	2,732

Market risk RWA balance, end of period	72,603	64,209

[1]	RWA balances ending of the year 2013 are based on Basel 2.5.

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the market data changes and recalibrations category. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of model updates. In the methodology and policy category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item acquisition and disposals.

The € 8.4 billion (13%) RWA increase for market risk since December 31, 2014 was primarily driven by increases in the categories “movement in risk levels”, “methodology and policy” and “foreign exchange movements”. The increase in methodology and policy resulted mainly from the Market Risk Standardized Approach where the transitional period granted by Article 337 (4) CRR terminated. As a result, the calculation is now based on the sum of the weighted net long positions and the sum of the weighted net short positions rather than the larger of the two sums. Additionally the increase in relation to the foreign exchange movements was predominately reflected in the Market Risk Standardized Approach. Moreover, an € 2.3 billion RWA increase for movement in risk levels was observed, primarily driven by an increase in concentrated single name exposures on sovereign entities, particularly impacting the Incremental Risk Charge.

Development of Risk-weighted Assets for Operational Risk

in € m.	Three months ended Mar 31, 2015 CRR/CRD 4	Twelve months ended Dec 31, 2014 CRR/CRD 4
Operational risk RWA balance, beginning of year	67,082	50,891[1]

Loss profile changes (internal and external)	9,255	9,345
Expected loss development	(1,008)	37
Forward looking risk component	(536)	(734)
Model updates	724	7,652
Methodology and policy	0	0
Acquisitions and disposals	0	(109)

Operational risk RWA balance, end of period	75,517	67,082

[1]	RWA balances ending of the year 2013 are based on Basel 2.5.

The overall RWA increase of € 8.4 billion was mainly driven by large external operational risk events which are reflected in our AMA model, such as settlements of regulatory matters by financial institutions. This is reflected in the loss profile changes of € 9.3 billion. As a result of proactively considering model changes, the AMA model reacts more sensitively with regard to expected loss development leading to a higher expected loss being deducted. In the first quarter 2015 the joint supervisory team allowed us to use an enhanced divisional allocation methodology leading to an increase of € 0.7 billion RWA.

Further embedded impacts from the AMA model enhancements on the other operational risk RWA components are expected to materialize after the awaited model approval by the joint supervisory team, when the model changes have been implemented.

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	Balance Sheet Management

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favour business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. Following the publication of the CRR/CRD 4 framework on June 27, 2013, we established a leverage ratio calculation according to that framework. Our calculation of the leverage exposure measure considers a delegated act which was adopted by the European Commission on October 10, 2014 and published in the Official Journal of the European Union on January 17, 2015.

Leverage Ratio according to CRR/CRD 4 framework (fully loaded)

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based “backstop” measure.

To harmonize the disclosure of the leverage ratio and its components, Article 451 (2) CRR contains a mandate for the European Banking Authority (EBA) to develop draft implementing technical standards (ITS) based on the Basel Committee publication of the framework and disclosure requirements for the Basel 3 leverage ratio. Against this background, the draft ITS on disclosure of the leverage ratio published on June 5, 2014 contains uniform templates for the disclosure of the leverage ratio and its components. As described above a delegated act was finally adopted by the European Commission and we expect that the draft ITS on disclosure of the leverage ratio will be modified accordingly. Still pending final ITS templates we have adjusted the draft templates to reflect the changes under the delegated act in the meantime.

The following tables show leverage ratio exposures based on the applicable CRR/CRD 4 rules:

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Mar 31, 2015	Dec. 31, 2014
Total assets as per published financial statements	1,955	1,709

Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(29)	(28)

Adjustments for derivative financial instruments	(383)	(276)

Adjustments for securities financing transactions	20	16

Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	134	127

Other adjustments	(149)	(103)

Leverage ratio exposure	1,549	1,445

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	Balance Sheet Management

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Mar 31, 2015	Dec 31, 2014
Derivative exposures:

Replacement cost associated with derivatives transactions after netting of cash variation margin received	83	72

Add-on amounts for PFE associated with derivatives transactions	227	221

Credit default swaps notional	58	65

Total derivative exposures	368	358

Securities financing transaction exposures:

SFT Gross	166	138

SFT Add-on for counterparty credit risk	14	14

Total securities financing transaction exposures	180	152

Off-balance sheet exposures:

Off-balance sheet items with a 10 % CCF	4	4

Off-balance sheet items with a 20 % CCF	13	10

Off-balance sheet items with a 50 % CCF	71	69

Off-balance sheet items with a 100 % CCF	46	44

Total off-balance sheet exposures	134	127

Other Assets	888	827

Asset amounts deducted in determining Tier 1 capital fully-loaded	(21)	(19)

Capital and Total Exposures:

Tier 1 capital fully-loaded	52.5	50.7

Total Exposures	1,549	1,445

CRR/CRD 4 fully-loaded Leverage Ratio - using a CRR/CRD 4 fully-loaded definition of Tier 1 capital (in %)	3.4	3.5

Breakdown of on-balance sheet exposures (excluding derivatives and SFTs)

in € bn.	Mar 31, 2015	Dec. 31, 2014
Total on-balance sheet exposures (excluding derivatives and SFTs)	888	827

Thereof:

Trading book exposures	283	245

Banking book exposures	606	582

Thereof:

Covered bonds	5	5

Exposures treated as sovereigns	161	147

Exposures to regional governments, MDB, international organizations and PSE not treated as sovereigns	3	2

Institutions	22	19

Secured by mortgages of immovable properties	161	159

Retail exposures	36	35

Corporate exposures	189	170

Exposures in default	10	11

Other exposures (e.g. equity, securitizations, and other non-credit obligation assets) after netting of cash variation margin paid	19	33

As of March 31, 2015, our fully loaded CRR/CRD 4 leverage ratio was 3.4 % compared to 3.5 % as of December 31, 2014, taking into account as of March 31, 2015 a fully loaded Tier 1 capital of € 52.5 billion over an applicable exposure measure of € 1,549 billion (€ 50.7 billion and € 1,445 billion as of December 31, 2014, respectively).

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	Overall Risk Position

In the first three months of the year our leverage ratio exposure increased by € 104 billion taking into account currency effects of € 101 billion. The € 3 billion increase excluding the aforementioned currency effects mainly reflects increases in securities financing transaction, cash and deposits with banks and loans of € 31 billion which were partly offset by de-leveraging of € 15 billion in our NCOU and decreases of € 13 billion in derivatives, off-balance sheet exposure and remaining assets.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 25 as of March 31, 2015 compared to 23 as of December 31, 2014.

For main drivers of the Tier 1 capital development please refer to section Liquidity and Capital Resources in this report.

Overall Risk Position

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2015 increase (decrease) from 2014
in € m. (unless stated otherwise)	Mar 31, 2015	Dec 31, 2014	in € m.	in %
Credit risk	14,067	12,885	1,182	9

Market risk	17,287	14,852	2,435	16
Trading market risk	5,176	4,955	221	4
Nontrading market risk	12,111	9,898	2,213	22

Operational risk	8,464	7,598	866	11

Business risk	3,113	3,084	29	1

Diversification benefit[1]	(7,740)	(6,554)	(1,186)	18

Total economic capital usage	35,192	31,866	3,326	10

1 Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)

As of March 31, 2015, our economic capital usage amounted to € 35.2 billion, which was € 3.3 billion, or 10%, above the € 31.9 billion economic capital usage as of December 31, 2014.

The economic capital usage for credit risk increased to € 14.1 billion as of March 31, 2015, € 1.2 billion or 9 % higher compared to year-end 2014. This increase is mainly driven by higher exposures in CB&S and an increased economic capital usage for transfer risk.

The economic capital usage for trading market risk increased to € 5.2 billion as of March 31, 2015, compared with € 5.0 billion at year-end 2014. The increase is due to a higher economic capital usage for the traded default risk component. The nontrading market risk economic capital usage increased by € 2.2 billion or 22%, mainly driven by a methodology change for equity compensation risk, a higher structural foreign exchange risk due to the U.S. dollar strengthening and a higher investment risk economic capital.

The operational risk economic capital usage totaled € 8.5 billion as of March 31, 2015, which is € 866 million or 11 % higher than the € 7.6 billion economic capital usage as of December 31, 2014. The increase was mainly driven by an increased operational risk loss profile of the industry as a whole.

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	Internal Capital Adequacy

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non standard risks including refinancing and reputational risk, and a tax risk component. The business risk increased slightly by 29 million to € 3.1 billion as of March 31, 2015. The increase is due to a higher economic capital usage for the tax risk component.

The inter-risk diversification effect of the economic capital usage across credit, market, operational and strategic risk increased by € 1.2 billion, or 18%, as of March 31, 2015, mainly reflecting a methodology update in the first quarter 2015 and the increase in economic capital usage before diversification.

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. Our capital supply definition is aligned with the CRR/CRD 4 capital framework.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Mar 31, 2015	Dec 31, 2014
Capital Supply
Shareholders’ Equity	72,979	68,351
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk[1]	(494)	(544)
Defined benefit pension fund assets [2]	(1,065)	(961)
Deferred Tax Assets	(7,278)	(6,865)
Fair Value adjustments for financial assets reclassified to loans[3]	0	0
Noncontrolling Interests[4]	0	0
Hybrid Tier 1 capital instruments	12,871	16,158
Tier 2 capital instruments	7,466	6,620

Capital Supply	84,479	82,759

Capital Demand
Economic Capital Requirement	35,192	31,866
Intangible Assets	15,802	14,951

Capital Demand	50,993	46,817

Internal Capital Adequacy Ratio in %	166	177

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.
[3]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available. A positive adjustment is not considered.
[4]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 166 % as of March 31, 2015, compared with 177 % as of December 31, 2014. The change of the ratio was driven by an increase in capital demand. Shareholders’ equity increased by € 4.6 billion mainly driven by an increase in accumulated other comprehensive income due to the movements of foreign currency rates. Hybrid Tier 1 capital instruments decreased by € 3.3 billion mainly driven by called capital instruments. Tier 2 capital instruments increased by € 846 million mainly due to the issuance of new instruments. The increase in capital demand was driven by higher economic capital requirement as explained in the section “Overall Risk Position” and an increase in intangible assets by € 851 million.

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

Deutsche Bank	Confirmations	70
Interim Report as of March 31, 2015	Review Report

Deutsche Bank	Consolidated Financial Statements	71
Interim Report as of March 31, 2015	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
Interest and similar income	6,457	6,246

Interest expense	2,247	2,871

Net interest income	4,210	3,375

Provision for credit losses	218	246

Net interest income after provision for credit losses	3,992	3,129

Commissions and fee income	2,914	3,038

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,495	1,616

Net gains (losses) on financial assets available for sale	185	73

Net income (loss) from equity method investments	201	154

Other income	370	136

Total noninterest income	6,166	5,018

Compensation and benefits	3,433	3,349

General and administrative expenses	5,069	3,010

Policyholder benefits and claims	153	52

Impairment of intangible assets	0	0

Restructuring activities	23	56

Total noninterest expenses	8,678	6,466

Income before income taxes	1,479	1,680

Income tax expense	920	577

Net income	559	1,103

Net income attributable to noncontrolling interests	16	20

Net income attributable to Deutsche Bank shareholders	544	1,083

Earnings per Common Share

	Three months ended
	Mar 31, 2015	Mar 31, 2014
Earnings per common share:[1]

Basic	€ 0.39	€ 1.01

Diluted	€ 0.38	€ 0.98

Number of shares in million:[1]

Denominator for basic earnings per share – weighted-average shares outstanding	1,384.7	1,073.3

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	1,417.4	1,104.3

[1]

The number of average basic and diluted shares outstanding has been adjusted for all periods before June 2014 in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

Deutsche Bank	Consolidated Financial Statements	72
Interim Report as of March 31, 2015	Consolidated Statement of Comprehensive Income (unaudited)

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
Net income recognized in the income statement	559	1,103

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(188)	28

Total of income tax related to items that will not be reclassified to profit or loss	229	87

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	703	313
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(177)	(59)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(4)	(14)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	5	7

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	1

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	3,642	(128)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	(3)

Equity Method Investments
Net gains (losses) arising during the period	4	3

Total of income tax related to items that are or may be reclassified to profit or loss	(79)	(77)

Other comprehensive income, net of tax	4,135	158

Total comprehensive income, net of tax	4,695	1,262

Attributable to:
Noncontrolling interests	44	21
Deutsche Bank shareholders	4,651	1,241

Deutsche Bank	Consolidated Financial Statements	73
Interim Report as of March 31, 2015	Consolidated Balance Sheet (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Mar 31, 2015	Dec 31, 2014
Cash and due from banks	21,645	20,055

Interest-earning deposits with banks	70,659	63,518

Central bank funds sold and securities purchased under resale agreements	23,393	17,796

Securities borrowed	34,515	25,834

Financial assets at fair value through profit or loss
Trading assets	212,185	195,681
Positive market values from derivative financial instruments	746,084	629,958
Financial assets designated at fair value through profit or loss	125,810	117,285

Total financial assets at fair value through profit or loss	1,084,079	942,924

Financial assets available for sale	72,336	64,297

Equity method investments	4,916	4,143

Loans	428,548	405,612

Property and equipment	2,914	2,909

Goodwill and other intangible assets	15,802	14,951

Other assets	187,558	137,980

Income tax assets[1]	9,100	8,684

Total assets	1,955,465	1,708,703

Liabilities and Equity

in € m.	Mar 31, 2015	Dec 31, 2014
Deposits	572,921	532,931

Central bank funds purchased and securities sold under repurchase agreements	17,078	10,887

Securities loaned	2,816	2,339

Financial liabilities at fair value through profit or loss
Trading liabilities	54,231	41,843
Negative market values from derivative financial instruments	724,120	610,202
Financial liabilities designated at fair value through profit or loss	41,340	37,131
Investment contract liabilities	9,654	8,523

Total financial liabilities at fair value through profit or loss	829,345	697,699

Other short-term borrowings	39,260	42,931

Other liabilities	238,723	183,823

Provisions[2]	8,824	6,677

Income tax liabilities[1]	3,068	2,783

Long-term debt	157,519	144,837

Trust preferred securities	7,979	10,573

Obligation to purchase common shares	0	0

Total liabilities	1,877,533	1,635,481

Common shares, no par value, nominal value of € 2.56	3,531	3,531

Additional paid-in capital	33,607	33,626

Retained earnings	29,863	29,279

Common shares in treasury, at cost	(12)	(8)

Equity classified as obligation to purchase common shares	0	0

Accumulated other comprehensive income (loss), net of tax[3]	5,989	1,923

Total shareholders’ equity	72,979	68,351

Additional equity components[4]	4,665	4,619

Noncontrolling interests	288	253

Total equity	77,932	73,223

Total liabilities and equity	1,955,465	1,708,703

[1]	Income tax assets and income tax liabilities comprise both deferred and current taxes.
[2]	Included are operational/litigation provisions of € 5.3 billion and € 3.6 billion as of March 31, 2015 and December 31, 2014, respectively.
[3]	Excluding remeasurement effects related to defined benefit plans, net of tax.
[4]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.

Deutsche Bank	Consolidated Financial Statements	74
Interim Report as of March 31, 2015	Consolidated Statement of Changes in Equity (unaudited)

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares	Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other[1]
Balance as of December 31, 2013	2,610	26,204	28,376	(13)	0	303

Total comprehensive income, net of tax[2]	0	0	1,083	0	0	178

Common shares issued	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	115	0	0	0

Net change in share awards in the reporting period	0	(189)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	394	0	0

Tax benefits related to share-based compensation plans	0	(18)	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(47)	0	0	0	0

Purchases of treasury shares	0	0	0	(3,542)	0	0

Sale of treasury shares	0	0	0	3,153	0	0

Net gains (losses) on treasury shares sold	0	(3)	0	0	0	0

Other	0	46	0	0	0	0

Balance as of March 31, 2014	2,610	25,993	29,574	(9)	0	481

Balance as of December 31, 2014	3,531	33,626	29,279	(8)	0	1,675

Total comprehensive income, net of tax[2]	0	0	544	0	0	412

Common shares issued	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	41	0	0	0

Net change in share awards in the reporting period	0	(36)	0	0	0	0
Treasury shares distributed under share-based compensation plans	0	0	0	234	0	0

Tax benefits related to share-based compensation plans	0	22	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(34)	0	0	0	0

Purchases of treasury shares	0	0	0	(2,641)	0	0

Sale of treasury shares	0	0	0	2,403	0	0

Net gains (losses) on treasury shares sold	0	1	0	0	0	0

Other	0	28	0	0	0	0

Balance as of March 31, 2015	3,531	33,607	29,863	(12)	0	2,086

[1]	Excluding unrealized net gains (losses) from equity method investments.
[2]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	75
Interim Report as of March 31, 2015	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[1]	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax[1]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax[2]	Total shareholders’ equity	Additional equity components[3]	Noncontrolling interests	Total equity
(101)	2	(2,713)	53	(2,457)	54,719	0	247	54,966

(5)	1	(134)	3	43	1,126	0	21	1,147

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	115	0	0	115

0	0	0	0	0	(189)	0	0	(189)

0	0	0	0	0	394	0	0	394

0	0	0	0	0	(18)	0	0	(18)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(47)	0	0	(47)

0	0	0	0	0	(3,542)	0	0	(3,542)

0	0	0	0	0	3,153	0	0	3,153

0	0	0	0	0	(3)	0	0	(3)

0	0	0	0	0	46	0	(5)	42

(107)	3	(2,847)	56	(2,415)	55,753	0	264	56,017

79	0	151	18	1,923	68,351	4,619	253	73,223

0	0	3,650	4	4,066	4,610	0	44	4,654

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	41	0	0	41

0	0	0	0	0	(36)	0	0	(36)

0	0	0	0	0	234	0	0	234

0	0	0	0	0	22	0	0	22

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(34)	0	0	(34)

0	0	0	0	0	(2,641)	0	0	(2,641)

0	0	0	0	0	2,403	0	0	2,403

0	0	0	0	0	1	0	0	1

0	0	0	0	0	28	46[4]	(9)	65

79	0	3,802	22	5,989	72,979	4,665	288	77,932

[3]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
[4]	Includes net proceeds from purchase and sale of additional equity components.

Deutsche Bank	Consolidated Financial Statements	76
Interim Report as of March 31, 2015	Consolidated Statement of Cash Flows (unaudited)

Consolidated Statement of Cash Flows (unaudited)

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
Net income	559	1,103

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	218	246
Restructuring activities	23	56
Gain on sale of financial assets available for sale, equity method investments, and other	(209)	(101)
Deferred income taxes, net	506	332
Impairment, depreciation and other amortization, and accretion	124	708
Share of net income (loss) from equity method investments	(199)	(154)

Income adjusted for noncash charges, credits and other items	1,022	2,190

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	7,234	(4,459)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(12,369)	(4,856)
Financial assets designated at fair value through profit or loss	(4,673)	4,640
Loans	(16,155)	(3,769)
Other assets	(45,208)	(61,961)
Deposits	33,399	(11,516)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	4,085	5,169
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	5,891	508
Other short-term borrowings	(4,649)	(4,701)
Other liabilities	48,515	54,158
Senior long-term debt [2]	11,657	1,077
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	(1,563)	20,972
Other, net	(8,178)	(1,280)

Net cash provided by (used in) operating activities	19,008	3,828

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	3,280	3,331
Maturities of financial assets available for sale	1,643	3,168
Sale of equity method investments	6	4
Sale of property and equipment	2	4
Purchase of:
Financial assets available for sale	(9,100)	(9,157)
Equity method investments	(45)	(42)
Property and equipment	(97)	(112)
Net cash received in (paid for) business combinations/divestitures	0	333
Other, net	(277)	(163)

Net cash provided by (used in) investing activities	(4,588)	(2,634)

Cash flows from financing activities:
Issuances of subordinated long-term debt	1,460	4
Repayments and extinguishments of subordinated long-term debt	(855)	(1,364)
Issuances of trust preferred securities	393	48
Repayments and extinguishments of trust preferred securities	(4,040)	(1,582)
Common shares issued	0	0
Purchases of treasury shares	(2,641)	(3,542)
Sale of treasury shares	2,405	3,139
Net proceeds from Additional Equity Components[3]	46	0
Dividends paid to noncontrolling interests	0	0
Net change in noncontrolling interests	(9)	16
Cash dividends paid	0	0

Net cash provided by (used in) financing activities	(3,241)	(3,281)

Net effect of exchange rate changes on cash and cash equivalents	2,561	110

Net increase (decrease) in cash and cash equivalents	13,740	(9,633)
Cash and cash equivalents at beginning of period	51,960	56,041
Cash and cash equivalents at end of period	65,699	46,407

Net cash provided by (used in) operating activities include

Income taxes paid, net	222	12
Interest paid	2,457	3,403
Interest and dividends received	6,406	6,496

Cash and cash equivalents comprise

Cash and due from banks	21,645	16,433
Interest-earning demand deposits with banks (not included: time deposits of € 26,605 million as of March 31, 2015, and € 43,719 million as of March 31, 2014)	44,055	29,973

Total	65,700	46,406

[1]

Included are senior long-term debt issuances of € 2,560 million and € 2,923 million and repayments and extinguishments of € 2,620 million and € 2,809 million through March 31, 2015 and March 31, 2014, respectively.

[2]	Included are issuances of € 25,269 million and € 10,894 million and repayments and extinguishments of € 18,399 million and € 10,525 million through March 31, 2015 and March 31, 2014, respectively.
[3]	Includes net proceeds from repurchase and sale of Additional Equity Components.

Deutsche Bank	Consolidated Financial Statements	77
Interim Report as of March 31, 2015	Basis of Preparation (unaudited)
	Earnings per Common Share

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the consolidated interim financial statements. These include the Segmental Results of Operations of the Segmental Information note which is presented in the Operating and Financial Review: Segmental Results of the Management Report. The presentation of this information is in compliance with IAS 34 and IFRS 8, “Operating Segments”.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2014, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Deutsche Bank	Consolidated Financial Statements	78
Interim Report as of March 31, 2015	Impact of Changes in Accounting Principles (unaudited)
	New Accounting Pronouncements

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the preparation of these condensed consolidated interim financial statements.

Improvements to IFRS 2010-2012 and 2011-2013 Cycles

On January 1, 2015, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

IFRS 9 Classification and Measurement, Impairment and Hedge Accounting

In July 2014, the IASB issued IFRS 9, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets, requires changes to the reporting of ‘own credit’ with respect to issued debt liabilities that are designated at fair value, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting.

Classification and Measurement of financial assets and liabilities

IFRS 9 requires that an entity’s business model and a financial instrument’s contractual cash flows will determine its classification and measurement in the financial statements. Upon initial recognition each financial asset will be classified as either fair value through profit or loss (‘FVTPL’), amortized cost, or fair value through Other Comprehensive Income (‘FVOCI’). As these requirements are different than the assessments under the existing IAS 39 rules, some differences to the classification and measurement of financial assets under IAS 39 are expected.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9 from current requirements. However, where issued debt liabilities are designated at fair value, the fair value movements attributable to an entity’s own credit risk will be recognized in Other Comprehensive Income rather than in the Statement of Income under IFRS 9.

Impairment of financial assets

The impairment rules under IFRS 9 will apply to financial assets that are measured at amortized cost or FVOCI, and off balance sheet lending commitments such as loan commitments and financial guarantees. Impairment will move from a model whereby credit losses are recognized when a ‘trigger’ event occurs under IAS 39 to an expected loss model, where provisions are taken upon initial recognition of the financial asset (or the date that the Group becomes a party to the loan commitment or financial guarantee) based on expectations of potential credit losses at that time.

Deutsche Bank	Consolidated Financial Statements	79
Interim Report as of March 31, 2015	Impact of Changes in Accounting Principles (unaudited)
	New Accounting Pronouncements

The allowance for credit losses provided for on initial recognition will be based on a 12 month expected credit loss basis. Subsequently, at each reporting date, the Group must make an assessment on whether the credit risk of the instrument has increased significantly, in which case, the allowance must reflect the expected credit loss of the financial asset over its lifetime (‘lifetime expected losses’). As a result of the changes to the impairment rules, IFRS 9 will result in an increase in subjectivity as allowances will be based on forward-looking, probability-weighted information that is continuously monitored and updated over the life of the financial asset. This is in contrast to impairment recognition under IAS 39 which requires the occurrence of one or more loss events before an allowance is recorded. IFRS 9 is expected to result in an increase in the overall level of impairment allowances, due to the requirement to record an allowance equal to 12 month expected credit losses on those instruments whose credit risk has not significantly increased since initial recognition and the likelihood that there will be a larger population of financial assets to which lifetime expected losses applies as compared to the population of financial assets for which loss events have already occurred under IAS 39.

Hedge accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. Generally, some restrictions under current rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 9. The standard has yet to be endorsed by the EU.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IFRS 9/IAS 39. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. The Group is currently assessing the impact of IFRS 15. The standard has yet to be endorsed by the EU.

Improvements to IFRS 2012-2014 Cycles

In September 2014, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2012-2014 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Group is currently assessing the impact that the amendments will have on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

IAS 1

In December 2014, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” as part of an initiative to improve presentation and disclosure in financial reports. These amendments clarify that the principle of materiality is applicable to the whole of the financial statements, professional judgment should be applied in determining disclosures and that inclusion of immaterial data can reduce the effectiveness of disclosures. The amendments will be effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The amendments to IAS 1 will only have a disclosure impact on the Group. These amendments have yet to be endorsed by the EU.

Deutsche Bank	Consolidated Financial Statements	80
Interim Report as of March 31, 2015	Segment Information (unaudited)
	Segmental Results of Operations

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Starting first quarter 2014, net interest income as a component of net revenue, income (loss) before income taxes and related ratios is presented on a fully taxable-equivalent basis for U.S. tax-exempt securities for CB&S. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This change in presentation resulted in an increase in CB&S net interest income of € 25.8 million for first quarter 2015 (€ 8.0 million for first quarter 2014). This increase is offset in Group Consolidated figures through a reversal in C&A. The tax rate used in determining the fully taxable-equivalent net interest income in respect of the majority of the US tax-exempt securities is 35%. US tax-exempt securities held by NCOU are not being presented on a fully taxable-equivalent basis due to differing approaches in the management of core and non-core activities.

From the first quarter 2015 certain revenue and cost items, including bank levies, previously reported in C&A are allocated to the corporate divisions. Bank levies will be allocated over the course of the year. The tax rate applied in calculating post tax return on average active equity for the business divisions has also been updated. Prior year comparative figures have been adjusted to reflect these changes.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

During the first quarter 2015, the Group has made the following capital expenditures or divestitures:

The Group announced that it has reached an agreement to sell the Fairview Container Terminal in Port of Prince Rupert, Canada, which is a segment of Maher Terminals. Under the transaction, DP World, a Dubai-based marine terminal operator, has agreed to acquire 100 % of the Fairview Container Terminal for € 424 million (CAD 580 million). The transaction is subject to regulatory approvals. Maher Terminals is a legacy asset held within the Non-Core Operations Unit.

Allocation of Average Active Equity

The total amount of average active equity allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2015, the Group refined its allocation of average active equity to the business segments to reflect the communicated capital and leverage targets. Under the new methodology, the internal demand for regulatory capital is based on a Common Equity Tier 1 target ratio of 10 % and on a CRD 4 leverage target ratio of 3.5 % both at a Group level and assuming full implementation of CRR/CRD 4 rules. If the Group exceeds the Common Equity Tier 1 target ratio and the CRD 4 leverage target ratio, excess average equity is assigned to C&A. Prior year comparative figures have been adjusted to reflect these changes.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS, please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” of this Interim Report.

Deutsche Bank	Consolidated Financial Statements	81
Interim Report as of March 31, 2015	Information on the Consolidated Income Statement (unaudited)
	Pensions and Other Post-Employment Benefits

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
Net interest income	4,210	3,375

Trading income[1]	2,338	1,699

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	157	(83)

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,495	1,616

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	6,705	4,991

Sales & Trading (equity)	838	604
Sales & Trading (debt and other products)	2,676	2,052
Total Sales & Trading	3,514	2,655

Loan products	166	145

Remaining products[3]	235	(60)

Corporate Banking & Securities	3,915	2,740

Private & Business Clients	1,521	1,533

Global Transaction Banking[4]	546	556

Deutsche Asset & Wealth Management	942	332

Non-Core Operations Unit	(211)	(234)

Consolidation & Adjustments	(8)	64

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	6,705	4,991

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.
[2]

Includes gains of € 5 million and of € 1 million from securitization structures for the three months ended March 31, 2015 and March 31, 2014 respectively. Fair value movements on related instruments of € (1) million and of € 28 million for the three months ended March 31, 2015 and March 31, 2014, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[3]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[4]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Commissions and Fee Income

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
Commissions and fees from fiduciary activities	1,059	873

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	734	971

Fees for other customer services	1,122	1,195

Total commissions and fee income	2,914	3,038

Pensions and Other Post-Employment Benefits

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
Service cost	83	67

Net interest cost (income)	(1)	0

Total expenses defined benefit plans	82	67

Total expenses for defined contribution plans	114	108

Total expenses for post-employment benefits	196	175

Employer contributions to mandatory German social security pension plan	61	62

Deutsche Bank	Consolidated Financial Statements	82
Interim Report as of March 31, 2015	Information on the Consolidated Income Statement (unaudited)
	Restructuring

The Group expects to pay approximately € 265 million in regular contributions to its retirement benefit plans in 2015. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2015.

Discount rate to determine defined benefit obligation

in %	Mar 31, 2015	Dec 31, 2014
Germany	1.4	2.0

UK	3.5	3.7

U.S.	3.7	3.9

General and Administrative Expenses

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
IT costs	865	804

Occupancy, furniture and equipment expenses	463	551

Professional service fees[1]	520	466

Communication and data services[1]	203	175

Travel and representation expenses[1]	100	109

Banking and transaction charges[1]	135	168

Marketing expenses	68	63

Consolidated investments	105	200

Other expenses[1,2]	2,610	473

Total general and administrative expenses	5,069	3,010

[1]	Prior period comparatives have been restated in order to reflect changes in the Group’s cost reporting.
[2]

Includes litigation-related expenses of € 1,544 million and € 0 million for the three months ended March 31, 2015 and March 31, 2014 as well as bank levy of € 561 million and € 34 million for the three months ended March 31, 2015 and March 31, 2014

Restructuring

Restructuring forms part of the Group’s Operational Excellence (OpEx) program. Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

Net restructuring expense by division

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
Corporate Banking & Securities	(22)	(44)

Private & Business Clients	(1)	(3)

Global Transaction Banking	0	(2)

Deutsche Asset & Wealth Management	0	(4)

Non-Core Operations Unit	0	(2)

Infrastructure/Regional Management	0	0

Consolidation & Adjustments	0	0

Total Net Restructuring Charges	(23)	(56)

Deutsche Bank	Consolidated Financial Statements	83
Interim Report as of March 31, 2015	Information on the Consolidated Income Statement (unaudited)
	Effective Tax Rate

Net restructuring expense by type

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
Restructuring - Staff related	(23)	(56)
thereof:
Termination Payments	(18)	(45)
Retention Acceleration	(5)	(10)
Social Security	(1)	0

Restructuring - Non Staff related[1]	0	(1)

Total net restructuring Charges	(23)	(56)

[1]	Contract costs, mainly related to real estate and technology.

Provisions for restructuring amounted to € 95 million and € 120 million as of March 31, 2015 and December 31, 2014, respectively. The majority of the current provisions for restructuring are expected to be utilized during 2015.

During the three months ended March 31, 2015, 217 full-time equivalent staff were reduced through restructuring. These reductions were identified within:

Three months ended
Mar 31, 2015
Corporate Banking & Securities	59

Private & Business Clients	55

Global Transaction Banking	3

Deutsche Asset & Wealth Management	23

Non-Core Operations Unit	0

Infrastructure/Regional Management	77

Total full-time equivalent staff	217

Effective Tax Rate

Income tax expense in the first quarter 2015 was € 920 million versus € 577 million in the comparative period. The effective tax rate in the current quarter of 62 % was mainly impacted by non tax deductible litigation-related charges. The effective tax rate in the first quarter 2014 was 34%.

Deutsche Bank	Consolidated Financial Statements	84
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Assets Available for Sale

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Mar 31, 2015	Dec 31, 2014
Financial assets classified as held for trading:
Trading assets:
Trading securities	193,983	177,639
Other trading assets[1]	18,202	18,041

Total trading assets	212,185	195,681

Positive market values from derivative financial instruments	746,084	629,958

Total financial assets classified as held for trading	958,269	825,639

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	68,481	60,473
Securities borrowed	17,880	20,404
Loans	15,820	15,331
Other financial assets designated at fair value through profit or loss	23,629	21,078

Total financial assets designated at fair value through profit or loss	125,810	117,285

Total financial assets at fair value through profit or loss	1,084,079	942,924

[1]	Includes traded loans of € 16.3 billion and € 16.7 billion at March 31, 2015 and December 31, 2014, respectively.

in € m.	Mar 31, 2015	Dec 31, 2014
Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	53,009	41,112
Other trading liabilities	1,222	731

Total trading liabilities	54,231	41,843

Negative market values from derivative financial instruments	724,120	610,202

Total financial liabilities classified as held for trading	778,351	652,045

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	23,892	21,053
Loan commitments	68	99
Long-term debt	10,656	9,919
Other financial liabilities designated at fair value through profit or loss	6,725	6,061

Total financial liabilities designated at fair value through profit or loss	41,340	37,131

Investment contract liabilities[1]	9,654	8,523

Total financial liabilities at fair value through profit or loss	829,345	697,699

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Financial Assets Available for Sale

in € m.	Mar 31, 2015	Dec 31, 2014
Debt securities	66,975	59,132

Equity securities	1,285	1,283

Other equity interests	1,025	976

Loans	3,051	2,906

Total financial assets available for sale	72,336	64,297

Deutsche Bank	Consolidated Financial Statements	85
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future, rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
Upper range	13.1%	9.9%
Lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Mar 31, 2015		Dec 31, 2014
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading assets reclassified to loans:
Securitization assets	2,099	2,288	1,983	2,124
Debt securities	989	1,063	1,067	1,160
Loans	1,068	809	1,146	888

Total trading assets reclassified to loans	4,156	4,160	4,197	4,171

Financial assets available for sale reclassified to loans:
Securitization assets	1,897	1,859	1,782	1,743
Debt securities	1,252	1,362	1,378	1,493

Total financial assets available for sale reclassified to loans	3,149	3,221	3,160	3,236

Total financial assets reclassified to loans	7,305[1]	7,381	7,357[1]	7,408

[1]

There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect increases carrying value by € 85 million and € 86 million as at March 31, 2015 and December 31, 2014, respectively.

All reclassified assets are managed by NCOU and disposal decisions across this portfolio are made by NCOU in accordance with their remit to take de-risking decisions. For the three months ending March 31, 2015, the Group sold reclassified assets with a carrying value of € 562 million, resulting in a net gain of € 49 million and a further € 7 million relating to reversal of impairment on positions sold.

In addition to sales, the decrease in the carrying value of assets previously classified as trading reduced due to redemptions and maturities of € 117 million. The reduction in the carrying value of assets previously classified as available for sale includes redemptions and maturities of € 125 million. These reductions in carrying value were offset by foreign exchange impacts in the period.

Deutsche Bank	Consolidated Financial Statements	86
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	49	139

Impairment (losses) on the reclassified financial assets available for sale which were impaired	0	(6)

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	11	73

Pre-tax contribution of all reclassified assets to the income statement

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
Interest income	43	38

Provision for credit losses	(2)	(27)

Other income[1]	24	0

Income (loss) before income taxes on reclassified trading assets	65	11

Interest income	21	19

Provision for credit losses	0	(6)

Other income[1]	24	0

Income (loss) before income taxes on reclassified financial assets available for sale	46	13

[1]	Relates to gains and losses from the sale of reclassified assets.

Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into NCOU upon creation of the new division in the fourth quarter of 2012. NCOU has been tasked to accelerate de-risking to reduce total capital demand and total adjusted assets. A number of factors are considered in determining whether and when to sell assets including the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassification in 2008 and 2009

	Mar 31, 2015			Dec 31, 2014
in € m.	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)
Securitization assets and debt securities reclassified:
US municipal bonds	2,079	2,257	178	2,302	2,503	201
Student loans ABS	1,656	1,724	68	1,464	1,529	65
CDO/CLO	700	672	(28)	717	689	(28)
Covered bond	899	1,037	138	893	987	95
Commercial mortgages securities	199	206	7	187	192	5
Residential mortgages ABS	93	102	9	83	92	9
Other[1]	610	573	(37)	566	528	(38)

Total securitization assets and debt securities reclassified	6,236	6,572	335	6,211	6,520	309

Loans reclassified:
Commercial mortgages	126	128	2	227	226	0
Residential mortgages	889	631	(258)	871	616	(255)
Other	54	51	(3)	49	46	(3)

Total loans reclassified	1,068	809	(259)	1,146	888	(259)

Total financial assets reclassified to loans	7,305	7,381	76	7,357	7,408	51

[1]	Includes asset backed securities related to the aviation industry and a mixture of other securitization assets and debt securities.

Deutsche Bank	Consolidated Financial Statements	87
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO’s (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

Deutsche Bank	Consolidated Financial Statements	88
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Carrying value of the financial instruments held at fair value1

	Mar 31, 2015			Dec 31, 2014
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	88,074	110,563	13,548	82,020	100,505	13,155
Trading securities	87,529	97,376	9,078	81,789	86,894	8,957
Other trading assets	544	13,188	4,470	232	13,611	4,198
Positive market values from derivative financial instruments	8,498	726,430	11,155	5,439	614,960	9,559
Financial assets designated at fair value through profit or loss	10,061	110,452	5,297	8,826	104,307	4,152
Financial assets available for sale	42,098	25,621	4,616	36,272	23,597	4,427
Other financial assets at fair value	0	4,823[2]	0	0	4,335[2]	0

Total financial assets held at fair value	148,731	977,890	34,616	` 132,558	847,705	31,294

Financial liabilities held at fair value:
Trading liabilities	38,349	15,765	117	25,290	16,510	43
Trading securities	38,317	14,575	117	25,244	15,826	43
Other trading liabilities	32	1,190	0	46	685	0
Negative market values from derivative financial instruments	8,796	708,214	7,110	5,890	597,759	6,553
Financial liabilities designated at fair value through profit or loss	0	38,585	2,755	2	34,763	2,366
Investment contract liabilities[3]	0	9,654	0	0	8,523	0
Other financial liabilities at fair value	0	8,396[2]	(498)[4]	0	5,561[2]	(552)[4]

Total financial liabilities held at fair value	47,146	780,614	9,484	31,181	663,117	8,410

[1]

Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Financial Report 2014.

[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 “Insurance and Investment Contracts” of the Financial Report 2014 for more detail on these contracts.

[4]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested.

Deutsche Bank	Consolidated Financial Statements	89
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Deutsche Bank	Consolidated Financial Statements	90
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing

Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The increase in the quarter was mainly due to a combination of mark-to-market gains and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

The increase in the quarter was mainly due to a combination of mark-to-market gains and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The increase in the quarter was primarily due to purchases and mark-to-market gains on the instruments.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The increase in assets during the period is primarily due to new issuances and mark-to-market gains on the instruments. For liabilities, the increase was driven by a combination of mark-to-market gains and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Financial Assets Available for Sale include non-performing loan portfolios where there is no trading intent and unlisted equity instruments where there is no close proxy and the market is very illiquid. The increase in assets during the period was primarily due to purchases and mark-to-market gains on the instruments.

Deutsche Bank	Consolidated Financial Statements	91
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Reconciliation of financial instruments classified in Level 3

	Mar 31, 2015
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period
Financial assets held at fair value:
Trading securities	8,957	0	773	468	(717)	0	(195)	916	(1,123)	9,078

Positive market values from derivative financial instruments	9,559	0	1,645	0	0	0	(293)	982	(738)	11,155

Other trading assets	4,198	0	398	344	(351)	94	(132)	213	(296)	4,470

Financial assets designated at fair value through profit or loss	4,152	0	496	195	0	820	(392)	58	(33)	5,297

Financial assets available for sale	4,427	0	289[5]	174	(100)	0	(214)	58	(18)	4,616

Other financial assets at fair value	0	0	0	0	0	0	0	0	0	0

Total financial assets held at fair value	31,294	0	3,601[6,7]	1,181	(1,168)	915	(1,225)	2,227	(2,208)	34,616

Financial liabilities held at fair value:
Trading securities	43	0	7	0	0	0	32	42	(6)	117

Negative market values from derivative financial instruments	6,553	0	981	0	0	0	(113)	669	(981)	7,110

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	2,366	0	208	0	0	157	(67)	112	(22)	2,755

Other financial liabilities at fair value	(552)	0	(55)	0	0	0	64	31	14	(498)

Total financial liabilities held at fair value	8,410	0	1,142[6,7]	0	0	157	(84)	854	(996)	9,484

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on available for sale include a gain of € 47 million recognized in other comprehensive income, net of tax, and a gain of € 10 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 716 million and for total financial liabilities held at fair value this is a gain of € 208 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	Consolidated Financial Statements	92
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

	Mar 31, 2014
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period
Financial assets held at fair value:
Trading securities	6,960	0	123	360	(783)	0	(146)	1,225	(1,224)	6,514

Positive market values from derivative financial instruments	10,556	0	(314)	0	0	0	(210)	1,031	(786)	10,277

Other trading assets	5,065	0	(16)	637	(720)	306	(70)	286	(639)	4,847

Financial assets designated at fair value through profit or loss	3,123	0	24	61	(9)	379	(431)	166	(76)	3,236

Financial assets available for sale	3,329	0	(56)[5]	93	(59)	0	(221)	148	(50)	3,183

Other financial assets at fair value[6]	1	(1)	0	0	0	0	0	0	0	0

Total financial assets held at fair value	29,033	(1)	(240)[7,8]	1,150	(1,572)	685	(1,078)	2,856	(2,775)	28,058

Financial liabilities held at fair value:
Trading securities	24	0	0	0	0	0	0	0	(2)	22

Negative market values from derivative financial instruments	8,321	0	(221)	0	0	0	(123)	571	(1,030)	7,517

Other trading liabilities	0	0	0	0	0	0	0	0	0	1

Financial liabilities designated at fair value through profit or loss	1,442	0	(102)	0	0	57	56	663	(51)	2,065

Other financial liabilities at fair value	(247)	0	8	0	0	0	(5)	0	191	(53)

Total financial liabilities held at fair value	9,539	0	(315)[7,8]	0	0	57	(71)	1,234	(892)	9,552

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on available for sale include a gain of € 10 million recognized in other comprehensive income, net of tax, and a gain of € 1 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]	Represents assets held for sale related to BHF-BANK.
[7]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 26 million and for total financial liabilities held at fair value this is a gain of € 3 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[8]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	Consolidated Financial Statements	93
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of March 31, 2015 it could have increased fair value by as much as € 3.4 billion or decreased fair value by as much as € 3.0 billion. As of December 31, 2014 it could have increased fair value by as much as € 3.3 billion or decreased fair value by as much as € 2.9 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid-offer spread valuation adjustments. Bid-offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument1

	Mar 31, 2015		Dec 31, 2014
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	795	721	833	725
Commercial mortgage-backed securities	30	23	57	47
Mortgage and other asset-backed securities	260	253	235	229
Sovereign and quasi sovereign debt obligations	53	53	63	37
Corporate debt securities and other debt obligations	451	392	478	412
Equity securities	124	214	124	224

Derivatives:
Credit	452	543	432	457
Equity	152	107	157	115
Interest related	396	207	392	184
Foreign exchange	6	6	4	2
Other	61	55	75	74

Loans:
Loans	1,291	1,107	1,175	988
Loan commitments	5	5	6	5

Other	72	67	79	79

Total	3,355	3,032	3,277	2,854

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Deutsche Bank	Consolidated Financial Statements	94
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads then the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate

Deutsche Bank	Consolidated Financial Statements	95
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Mar 31, 2015
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	219	0	Price based	Price	0%	107%
			Discounted cash flow	Credit spread (bps)	155	2,730
Mortgage- and other asset-backed securities	2,380	0	Price based	Price	0%	184%
			Discounted cash flow	Credit spread (bps)	63	1,659
				Recovery rate	0%	83%
				Constant default rate	0%	16%
				Constant prepayment rate	0%	20%

Total mortgage- and other asset-backed securities	2,599	0

Debt securities and other debt obligations	5,978	1,487	Price based	Price	0%	345%
Held for trading	5,545	117	Discounted cash flow	Credit spread (bps)	9	2,115
Sovereign and quasi sovereign obligations	812
Corporate debt securities and other debt obligations	4,734
Available-for-sale	433
Designated at fair value	0	1,370

Equity securities	1,885	0	Market approach	Price per net asset value	40%	100%
Held for trading	933	0		Enterprise value/EBITDA (multiple)	1	18
Designated at fair value	33
Available-for-sale	919		Discounted cash flow	Weighted average cost capital	8%	13%

Loans	12,071	0	Price based	Price	0%	138%
Held for trading	4,415	0	Discounted cash flow	Credit spread (bps)	40	3,040
Designated at fair value	4,700			Constant default rate	1%	21%
Available-for-sale	2,956			Recovery rate	0%	67%

Loan commitments	0	67	Discounted cash flow	Credit spread (bps)	3	900
				Recovery rate	20%	75%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	928[2]	1,318[3]	Discounted cash flow	IRR	2%	24%

Total financial instruments held at fair value	23,461	2,872

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 55 million of other trading assets, € 564 million of other financial assets designated at fair value and € 309 million other financial assets available for sale.
[3]	Other financial liabilities include € 1.2 billion of securities sold under repurchase agreements designated at fair value and € 116 million of other financial liabilities designated at fair value.

Deutsche Bank	Consolidated Financial Statements	96
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

	Dec 31, 2014
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	342	0	Price based	Price	0%	106%
			Discounted cash flow	Credit spread (bps)	246	1,375
Mortgage- and other asset-backed securities	2,342	0	Price based	Price	0%	184%
			Discounted cash flow	Credit spread (bps)	72	1,648
				Recovery rate	0%	97%
				Constant default rate	0%	13%
				Constant prepayment rate	0%	22%

Total mortgage- and other asset-backed securities	2,684	0

Debt securities and other debt obligations	5,936	1,202	Price based	Price	0%	286%
Held for trading	5,477	43	Discounted cash flow	Credit spread (bps)	32	1,629
Sovereign and quasi sovereign obligations	835
Corporate debt securities and other debt obligations	4,643
Available-for-sale	459
Designated at fair value	0	1,159

Equity securities	1,719	0	Market approach	Price per net asset value	49%	100%
Held for trading	795	0		Enterprise value/EBITDA (multiple)	1	18
Designated at fair value	29
Available-for-sale	895		Discounted cash flow	Weighted average cost capital	6%	13%

Loans	10,648	0	Price based	Price	0%	137%
Held for trading	4,148	0	Discounted cash flow	Credit spread (bps)	95	3,040
Designated at fair value	3,719			Constant default rate	2%	21%
Available-for-sale	2,781			Recovery rate	0%	67%

Loan commitments	0	87	Discounted cash flow	Credit spread (bps)	115	1,000
				Recovery rate	20%	80%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	748[2]	1,121[3]	Discounted cash flow	IRR	2%	24%

Total financial instruments held at fair value	21,735	2,409

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 50 million of other trading assets, € 405 million of other financial assets designated at fair value, € 293 million other financial assets available.
[3]	Other financial liabilities include € 1 billion of securities sold under repurchase agreements designated at fair value and € 104 million of other financial liabilities designated at fair value.

Deutsche Bank	Consolidated Financial Statements	97
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Mar 31, 2015
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	4,035	2,505	Discounted cash flow	Swap rate (bps)	4	2,242
				Inflation swap rate	(1) %	7%
				Constant default rate	1%	27%
				Constant prepayment rate	2%	18%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	10%	176%
				IR - IR correlation	(2) %	100%
				Hybrid correlation	(70) %	95%
Credit derivatives	4,297	2,068	Discounted cash flow	Credit spread (bps)	2	15,048
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	0%	95%
Equity derivatives	1,289	1,189	Option pricing model	Stock volatility	9%	93%
				Index volatility	12%	78%
				Index - index correlation	(4) %	98%
				Stock - stock correlation	9%	97%
FX derivatives	391	426	Option pricing model	Volatility	1%	28%
Other derivatives	1,142	424[1]	Discounted cash flow	Credit spread (bps)	350	1,500
			Option pricing model	Index volatility	5%	98%
				Commodity correlation	(30) %	90%

Total market values from derivative financial instruments	11,155	6,612

[1] Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Dec 31, 2014
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,324	2,211	Discounted cash flow	Swap rate (bps)	42	2,418
				Inflation swap rate	(1) %	8%
				Constant default rate	2%	27%
				Constant prepayment rate	2%	21%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	1%	101%
				IR - IR correlation	(2) %	100%
				Hybrid correlation	(70) %	95%
Credit derivatives	3,586	1,921	Discounted cash flow	Credit spread (bps)	155	9,480
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	13%	96%
Equity derivatives	1,118	1,258	Option pricing model	Stock volatility	8%	84%
				Index volatility	8%	99%
				Index - index correlation	48%	98%
				Stock - stock correlation	9%	95%
FX derivatives	264	242	Option pricing model	Volatility	6%	26%
Other derivatives	1,267	368[1]	Discounted cash flow	Credit spread (bps)	44	1,500
			Option pricing model	Index volatility	7%	138%
				Commodity correlation	(30) %	60%

Total market values from derivative financial instruments	9,559	6,001

[1] Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	Consolidated Financial Statements	98
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
Financial assets held at fair value:
Trading securities	655	216
Positive market values from derivative financial instruments	1,604	68
Other trading assets	264	37
Financial assets designated at fair value through profit or loss	342	66
Financial assets available for sale	201	20
Other financial assets at fair value	0	0

Total financial assets held at fair value	3,067	407

Financial liabilities held at fair value:
Trading securities	2	(2)
Negative market values from derivative financial instruments	(975)	106
Other trading liabilities	(1)	1
Financial liabilities designated at fair value through profit or loss	(94)	62
Other financial liabilities at fair value	60	(32)

Total financial liabilities held at fair value	(1,007)	136

Total	2,060	543

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	Mar 31, 2015	Mar 31, 2014
Balance, beginning of year	973	796

New trades during the period	157	66

Amortization	(90)	(90)

Matured trades	(55)	(17)

Subsequent move to observability	(14)	(36)

Exchange rate changes	19	(1)

Balance, end of period	991	718

Deutsche Bank	Consolidated Financial Statements	99
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 15 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Financial Report 2014.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2014. As described in section “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2014 to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Mar 31, 2015		Dec 31, 2014
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and due from banks	21,645	21,645	20,055	20,055
Interest-earning deposits with banks	70,659	70,659	63,518	63,518
Central bank funds sold and securities purchased under resale agreements	23,393	23,393	17,796	17,796
Securities borrowed	34,515	34,515	25,834	25,834
Loans	428,548	434,530	405,612	410,769
Other financial assets	171,828	171,817	120,838	120,827

Financial liabilities:
Deposits	572,921	572,590	532,931	532,581
Central bank funds purchased and securities sold under repurchase agreements	17,078	17,078	10,887	10,887
Securities loaned	2,816	2,816	2,339	2,339
Other short-term borrowings	39,260	39,246	42,931	42,929
Other financial liabilities	210,362	210,362	159,930	159,930
Long-term debt	157,519	159,100	144,837	146,215
Trust preferred securities	7,979	9,425	10,573	12,251

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Financial Report 2014.

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Financial Report 2014.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Deutsche Bank	Consolidated Financial Statements	100
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Assets

	Mar 31, 2015
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	25,510	(6,825)	18,685	0	0	(18,649)	36
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	4,709	0	4,709	0	0	(4,159)	550

Securities borrowed (enforceable)	15,213	0	15,213	0	0	(14,649)	564
Securities borrowed (non-enforceable)	19,302	0	19,302	0	0	(18,587)	715

Financial assets at fair value through profit or loss
Trading assets	212,647	(461)	212,185	0	(11)	(302)	211,872
Positive market values from derivative financial instruments (enforceable)	939,140	(223,958)	715,182	(603,485)	(75,048)	(15,322)	21,327
Positive market values from derivative financial instruments (non-enforceable)	30,902	0	30,902	0	0	0	30,902
Financial assets designated at fair value through profit or loss (enforceable)	108,084	(41,358)	66,726	(5,047)	(1,759)	(50,775)	9,145
Financial assets designated at fair value through profit or loss (non-enforceable)	59,084	0	59,084	0	0	(35,216)	23,868

Total financial assets at fair value through profit or loss	1,349,856	(265,777)	1,084,079	(608,531)	(76,819)	(101,614)	297,114

Loans	428,613	(65)	428,548	0	(17,306)	(50,177)	361,064

Other assets	213,648	(26,089)	187,558	(83,080)	(183)	(8)	104,286
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	10,565	(5,672)	4,893	(4,217)	0	0	676

Remaining assets not subject to netting	197,372	0	197,372	0	(573)	(460)	196,339

Total assets	2,254,222	(298,757)	1,955,465	(691,612)	(94,882)	(208,304)	960,668

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Mar 31, 2015
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	572,987	(65)	572,921	0	0	0	572,921

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	9,598	(6,825)	2,773	0	0	(2,773)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	14,305	0	14,305	0	0	(1,804)	12,501

Securities loaned (enforceable)	2,062	0	2,062	0	0	(2,062)	0
Securities loaned (non-enforceable)	754	0	754	0	0	(223)	531

Financial liabilities at fair value through profit or loss
Trading liabilities	55,214	(983)	54,231	0	0	0	54,231
Negative market values from derivative financial instruments (enforceable)	913,117	(224,418)	688,699	(599,465)	(78,863)	(10,371)	0
Negative market values from derivative financial instruments (non-enforceable)	35,421	0	35,421	0	0	(8,305)	27,116
Financial liabilities designated at fair value through profit or loss (enforceable)	59,401	(40,377)	19,024	(2,998)	0	(16,026)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	31,970	0	31,970	0	(12,214)	(5,693)	14,063

Total financial liabilities at fair value through profit or loss	1,095,123	(265,777)	829,345	(602,462)	(91,077)	(40,395)	95,410

Other liabilities	264,812	(26,089)	238,723	(91,523)	0	0	147,200
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	13,909	(5,672)	8,237	(8,237)	0	0	0

Remaining liabilities not subject to netting	216,650	0	216,650	0	0	0	216,650

Total liabilities	2,176,291	(298,757)	1,877,533	(693,986)	(91,077)	(47,257)	1,045,214

Deutsche Bank	Consolidated Financial Statements	101
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Assets

	Dec 31, 2014
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	17,051	(2,419)	14,632	0	0	(14,602)	29
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,164	0	3,164	0	0	(2,386)	779

Securities borrowed (enforceable)	11,891	0	11,891	0	0	(11,406)	485
Securities borrowed (non-enforceable)	13,943	0	13,943	0	0	(13,294)	649

Financial assets at fair value through profit or loss
Trading assets	196,157	(476)	195,681	0	(11)	(1,049)	194,621
Positive market values from derivative financial instruments (enforceable)	823,578	(217,158)	606,421	(519,590)	(61,518)	(15,330)	9,982
Positive market values from derivative financial instruments (non-enforceable)	23,537	0	23,537	0	0	0	23,537
Financial assets designated at fair value through profit or loss (enforceable)	101,845	(37,075)	64,770	(2,782)	(1,924)	(50,245)	9,819
Financial assets designated at fair value through profit or loss (non-enforceable)	52,516	0	52,516	0	0	(31,358)	21,158

Total financial assets at fair value through profit or loss	1,197,633	(254,708)	942,924	(522,373)	(63,453)	(97,982)	259,117

Loans	405,673	(61)	405,612	0	(16,259)	(46,112)	343,242

Other assets	157,771	(19,792)	137,980	(67,009)	(239)	(13)	70,720
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	10,723	(6,320)	4,403	(3,837)	0	0	566

Remaining assets not subject to netting	178,557	0	178,557	0	(874)	(451)	177,231

Total assets	1,985,683	(276,980)	1,708,703	(589,381)	(80,825)	(186,246)	852,252

[1]	Excludes real estate and other non-financial instrument collateral.

Deutsche Bank	Consolidated Financial Statements	102
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Liabilities

	Dec 31, 2014
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	532,992	(61)	532,931	0	0	0	532,931

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	5,673	(2,419)	3,254	0	0	(2,966)	288
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	7,633	0	7,633	0	0	(2,278)	5,356

Securities loaned (enforceable)	1,791	0	1,791	0	0	(1,614)	177
Securities loaned (non-enforceable)	549	0	549	0	0	(209)	339

Financial liabilities at fair value through profit or loss
Trading liabilities	42,960	(1,117)	41,843	0	0	0	41,843
Negative market values from derivative financial instruments (enforceable)	803,073	(217,597)	585,475	(518,364)	(63,172)	(3,939)	0
Negative market values from derivative financial instruments (non-enforceable)	24,726	0	24,726	0	0	(11,996)	12,731
Financial liabilities designated at fair value through profit or loss (enforceable)	52,517	(35,994)	16,523	(2,782)	0	(13,741)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	29,132 [1]	0	29,132 [1]	0	(3,130)	(5,718)	20,283 [1]

Total financial liabilities at fair value through profit or loss	952,408 [1]	(254,708)	697,699 [1]	(521,146)	(66,302)	(35,394)	74,856 [1]

Other liabilities	203,614 [1]	(19,792)	183,823 [1]	(71,645)	0	0	112,178 [1]
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	11,383	(6,320)	5,063	(5,063)	0	0	0

Remaining liabilities not subject to netting	207,801	0	207,801	0	0	0	207,801

Total liabilities	1,912,461	(276,980)	1,635,481	(592,791)	(66,302)	(42,460)	933,927

[1]	Numbers were restated by moving € 67 billion from Financial liabilities at fair value through profit and loss (non-enforceable) to Other liabilities.

The column “Gross amounts set off on the balance sheet” discloses the amounts offset in accordance with all the criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Financial Report 2014.

The column “Impact of Master Netting Agreements” discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of off-setting are conditional upon the default of the counterparty only. The amounts presented for other assets and other liabilities include cash margin receivables and payables respectively.

The columns “Cash collateral” and “Financial instrument collateral” disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non-enforceable master netting agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark-to-market values of derivatives are booked within the “Other liabilities” and “Other assets” balances respectively.

The Cash and Financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

Deutsche Bank	Consolidated Financial Statements	103
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Other Assets and Other Liabilities

Allowance for Credit Losses

	Three months ended Mar 31, 2015
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,364	2,849	5,212	85	141	226	5,439

Provision for credit losses	92	119	211	5	2	7	218
Thereof: (Gains)/Losses from disposal of impaired loans	(7)	0	(7)	0	0	0	(7)

Net charge-offs:	(103)	(100)	(202)	0	0	0	(202)
Charge-offs	(113)	(120)	(233)	0	0	0	(233)
Recoveries	10	21	31	0	0	0	31

Other changes	70	24	94	3	13	15	109

Balance, end of period	2,423	2,892	5,315	93	156	249	5,564

Changes compared to prior year

Provision for credit losses
In € m.	(5)	(25)	(30)	0	2	2	(28)
In %	(5)	(17)	(13)	(8)	(5,465)	35	(12)

Net charge-offs
In € m.	418	(17)	401	0	0	0	401
In %	(80)	20	(67)	0	0	0	(67)

	Three months ended Mar 31, 2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	97	144	241	6	0	5	246
Thereof: (Gains)/Losses from disposal of impaired loans	(4)	0	(4)	0	0	0	(4)

Net charge-offs:	(520)	(83)	(603)	0	0	0	(603)
Charge-offs	(528)	(107)	(634)	0	0	0	(634)
Recoveries	7	24	31	0	0	0	31

Other changes	(13)	(5)	(18)	0	0	0	(18)

Balance, end of period	2,420	2,788	5,208	107	114	221	5,429

Changes compared to prior year

Provision for credit losses
In € m.	(137)	33	(103)	3	(9)	(5)	(108)
In %	(59)	30	(30)	124	(100)	(48)	(30)

Net charge-offs
In € m.	(424)	(28)	(453)	0	0	0	(453)
In %	440	52	300	0	0	0	300

Other Assets and Other Liabilities

Other Assets

in € m.	Mar 31, 2015	Dec 31, 2014
Brokerage and securities related receivables
Cash/margin receivables	82,337	65,096
Receivables from prime brokerage	15,143	10,785
Pending securities transactions past settlement date	7,636	4,741
Receivables from unsettled regular way trades	60,402	34,432

Total brokerage and securities related receivables	165,518	115,054

Accrued interest receivable	2,904	2,791

Assets held for sale	546	180

Other	18,591	19,955

Total other assets	187,558	137,980

Deutsche Bank	Consolidated Financial Statements	104
Interim Report as of March 31, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Shares Issued and Outstanding

Other Liabilities

in € m.	Mar 31, 2015	Dec 31, 2014
Brokerage and securities related payables
Cash/margin payables	90,530	70,558
Payables from prime brokerage	38,126	33,985
Pending securities transactions past settlement date	6,088	3,473
Payables from unsettled regular way trades	58,273	35,195

Total brokerage and securities related payables	193,016	143,210

Accrued interest payable	2,776	2,953

Liabilities held for sale	15	0

Other	42,916	37,659

Total other liabilities	238,723	183,823

Long-Term Debt

in € m.	Mar 31, 2015	Dec 31, 2014
Senior debt:

Bonds and notes
Fixed rate	92,581	84,795
Floating rate	38,876	34,651

Subordinated debt:

Bonds and notes
Fixed rate	3,298	2,689
Floating rate	2,582	2,358

Other	20,183	20,344

Total long-term debt	157,519	144,837

Shares Issued and Outstanding

in million	Mar 31, 2015	Dec 31, 2014
Shares issued	1,379.3	1,379.3

Shares in treasury	0.5	0.3

Thereof:

Buyback	0.2	0.1

Other	0.3	0.2

Shares outstanding	1,378.8	1,379.0

Deutsche Bank	Consolidated Financial Statements	105
Interim Report as of March 31, 2015	Other Financial Information (unaudited)
	Other Contingencies

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Mar 31, 2015	Dec 31, 2014
Irrevocable lending commitments	169,750	154,446

Contingent liabilities	62,248	62,087

Total	231,999	216,533

Other Contingencies

Litigation

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The legal and regulatory claims for which the Group has taken material provisions or for which there are material contingent liabilities that are more than remote are described below; similar matters are grouped together and some matters consist of a number of claims. These and other matters have the potential to result in the imposition of significant financial and other consequences for the Bank. The estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Note 29 “Provisions” of the Group’s Financial Report 2014 describes how the Group estimates provisions and expected losses in respect of its contingent liabilities, and the uncertainties and limitations inherent in such process. For these and other matters that may have a significant impact on the Group and for which an estimate can be made, the Group currently estimates that, as of March 31, 2015, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 3.2 billion (December 31, 2014: € 2.0 billion). This figure includes contingent liabilities on matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

Deutsche Bank	Consolidated Financial Statements	106
Interim Report as of March 31, 2015	Other Financial Information (unaudited)
	Other Contingencies

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Current Individual Proceedings

Credit Default Swap Antitrust Matters. On July 1, 2013, the European Commission (EC) issued a Statement of Objections (the “SO”) against Deutsche Bank, Markit Group Limited (Markit), the International Swaps and Derivatives Association, Inc. (ISDA), and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the “EEA Agreement”). The SO sets forth preliminary conclusions of the EC that (i) attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, Deutsche Bank and the twelve other banks constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. If the EC finally concludes that infringement occurred, it may seek to impose fines and other remedial measures on Deutsche Bank, Markit, ISDA and the twelve other banks. Deutsche Bank filed a response contesting the EC’s preliminary conclusions in January 2014. Deutsche Bank and other SO addressees presented orally the key elements of their responses at an oral hearing in May 2014. Following the oral hearing, the EC announced its intention to carry out a further investigation of the facts.

Antitrust Litigation regarding Credit Default Swaps. A multi-district civil class action is currently pending in the United States District Court for the Southern District of New York against Deutsche Bank and numerous other credit default swap (CDS) dealer banks, as well as Markit and ISDA. Plaintiffs filed a second consolidated amended class action complaint on April 11, 2014 alleging that the banks conspired with Markit and ISDA to prevent the establishment of exchange-traded CDS, with the effect of raising prices for over-the-counter CDS transactions. Plaintiffs seek to represent a class of individuals and entities located in the United States or abroad who, during a period from January 1, 2008 through December 31, 2013, directly purchased CDS from or directly sold CDS to the dealer defendants in the United States. Defendants moved to dismiss the second consolidated amended class action complaint on May 23, 2014. On September 4, 2014, the court granted in part and denied in part the motion to dismiss. Discovery on plaintiffs’ remaining claims is ongoing.

Credit Correlation. Certain regulatory authorities are investigating Deutsche Bank’s bespoke credit correlation trading book and certain risks within that book, during the credit crisis. Issues being examined include the methodology used to value positions in the book as well as the robustness of controls governing the application of valuation methodologies. Deutsche Bank has been in discussions with the SEC staff regarding the resolution of its investigation in this matter. There can be no assurance that such a resolution will be achieved.

Dole Food Company. DBSI and Deutsche Bank AG, New York Branch (“DBNY”) have been named as co-defendants in a class action pending in Delaware Court of Chancery that was brought by former shareholders of Dole Food Company, Inc. (“Dole”). Plaintiffs allege that defendant David H. Murdock and certain members of Dole’s board and management (who are also named as defendants) breached their fiduciary duties, and that DBSI and DBNY aided and abetted in those breaches, in connection with Mr. Murdock’s privatization of Dole, which closed on November 1, 2013 (the “Transaction”). Plaintiffs claim approximately U.S.$ 642 million in damages and are also seeking an award of interest, disgorgement of any gains by DBSI and DBNY arising out of the Transaction, and costs and disbursements. Trial in this matter commenced on February 23, 2015 and concluded on March 9, 2015. Post-trial briefing in this matter will close on May 29, 2015, and post-trial argument is scheduled for June 18, 2015. DBSI and DBNY are parties to customary indemnity agreements from Dole (and certain of its affiliates) in connection with the Transaction, and DBSI and DBNY have notified Dole (and its relevant affiliates) that they are seeking indemnity.

Deutsche Bank	Consolidated Financial Statements	107
Interim Report as of March 31, 2015	Other Financial Information (unaudited)
	Other Contingencies

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA (“Sal. Oppenheim”) was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Project GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors’ decision. Based on the facts of the individual cases, some courts decided in favor and some against Sal. Oppenheim. Appeals are pending.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who are investigating trading, and various other aspects, of the foreign exchange market. The Bank is cooperating with these investigations. Relatedly, Deutsche Bank is conducting its own internal global review of foreign exchange trading and other aspects of its foreign exchange business. In connection with this review, the Bank has taken, and will continue to take, disciplinary action with regards to individuals if merited. Deutsche Bank has also been named as a defendant in four putative class actions – two involving non-U.S. plaintiffs and two involving U.S. plaintiffs — brought in the United States District Court for the Southern District of New York alleging antitrust claims relating to the alleged manipulation of foreign exchange rates. On January 28, 2015, the federal judge overseeing the class actions granted the motion to dismiss with prejudice in the two actions involving non-U.S. plaintiffs while denying the motion to dismiss in the one action involving U.S. plaintiffs then pending. A non-U.S. plaintiff has appealed the dismissal of his complaint to the U.S. Court of Appeals for the Second Circuit.

High Frequency Trading/Dark Pool Trading. Deutsche Bank has received requests for information from certain regulatory authorities related to high frequency trading and the operation of Deutsche Bank’s alternative trading system (“ATS” or “Dark Pool”), SuperX. The Bank is cooperating with these requests. Deutsche Bank was initially named as a defendant in putative class action complaints alleging violations of U.S. securities laws related to high frequency trading, but in their consolidated amended complaint filed September 2, 2014, the plaintiffs did not include Deutsche Bank as a defendant.

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia/Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total.

On April 23, 2015, Deutsche Bank entered into separate settlements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC), the U.K. Financial Conduct Authority (FCA), and the New York State Department of Financial Services (NYSDFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, Deutsche Bank agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and NYSDFS and GBP 226.8 million to the FCA. The agreements also contained provisions requiring various undertakings with respect to Deutsche Bank’s benchmark rate submissions in the future, as well as provisions requiring the appointment of an independent corporate monitor. Deutsche Bank was also required to take further disciplinary action against certain employees who were working at the Bank at the time of the agreements.

Deutsche Bank	Consolidated Financial Statements	108
Interim Report as of March 31, 2015	Other Financial Information (unaudited)
	Other Contingencies

As part of the resolution with the DOJ, Deutsche Bank entered into a Deferred Prosecution Agreement with a three-year term pursuant to which it agreed (among other things) to the filing of a two-count criminal Information in the United States District Court for the District of Connecticut charging Deutsche Bank with one count of wire fraud and one count of price-fixing, in violation of the Sherman Act. As part of the agreement, DB Group Services (UK) Ltd. (an indirectly held, wholly-owned subsidiary of Deutsche Bank) entered into a Plea Agreement with the DOJ, pursuant to which the company pled guilty to a one-count criminal Information filed in the same court and charging the company with wire fraud. Deutsche Bank submitted an Offer of Settlement to the CFTC, which was accepted in order to resolve an Order Instituting Proceedings Pursuant to Sections 6(c) and 6(d) of the Commodity Exchange Act, Making Findings, and Imposing Remedial Sanctions. The FCA issued a Final Notice in connection with the resolution of its investigation, and the NYSDFS and Deutsche Bank entered into a Consent Order Under New York Banking Law §§ 44 and 44-a.

Other regulatory investigations of Deutsche Bank concerning the setting of various interbank offered rates remain ongoing, and Deutsche Bank remains exposed to further regulatory action and to civil litigation.

A number of civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY) against Deutsche Bank and numerous other banks. All but two of these actions were filed on behalf of parties who allege that they held or transacted in U.S. dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of purported manipulation relating to the setting of U.S. dollar LIBOR.

With two exceptions, all of the civil actions pending in the SDNY concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (U.S. dollar LIBOR MDL). In March 2013 and June 2014, the court granted in part and denied in part motions to dismiss addressed to certain of the initially-filed complaints. The court permitted certain Commodity Exchange Act (CEA) claims and state law contract and unjust enrichment claims to proceed, while dismissing certain CEA claims as time-barred and dismissing all of plaintiffs’ federal and state law antitrust claims and claims asserted under the Racketeer Influenced and Corrupt Organizations Act (RICO).

A group of plaintiffs in the U.S. dollar LIBOR MDL who have had their federal antitrust claims dismissed, or who were permitted by the District Court to pursue interlocutory appeals, are pursuing appeals to the U.S. Court of Appeals for the Second Circuit. The Second Circuit granted a motion by defendants to consolidate these appeals. (The Second Circuit has denied a request by a separate group of plaintiffs to reinstate their appeal, which was initially dismissed by the Second Circuit as untimely in 2013. That group of plaintiffs has now filed a new notice of appeal, which defendants have moved to dismiss.)

Various plaintiffs proceeding in their individual capacities have filed amended complaints, the parties have briefed motions to dismiss, and the court held oral argument on those motions. Plaintiffs representing putative classes of homeowners and lenders have also filed amended complaints, and the parties have briefed motions to dismiss. The Bank has also filed a motion to dismiss a complaint for lack of personal jurisdiction filed by a putative class of plaintiffs who allegedly transacted in exchange-traded financial instruments referencing U.S. dollar LIBOR. This motion has been fully briefed.

The court in an additional action concerning U.S. dollar LIBOR that was independently pending in the SDNY has granted defendants’ motions to dismiss. The court granted the plaintiff in that action leave to seek to amend its complaint in order to attempt to cure defects with respect to its allegations concerning antitrust injury by June 1, 2015.

Finally, a new civil action concerning U.S. dollar LIBOR was filed on April 16, 2015 and has not yet been assigned to a judge. The Bank has also been named as a defendant in a civil action pending in the Central District of California concerning U.S. dollar LIBOR. The court has granted the Bank’s motion to dismiss and has dismissed the claims asserted against the other defendants in the case as well. The plaintiff is currently pursuing an appeal to the Ninth Circuit.

Deutsche Bank	Consolidated Financial Statements	109
Interim Report as of March 31, 2015	Other Financial Information (unaudited)
	Other Contingencies

A putative class action was filed against Deutsche Bank and other banks concerning the alleged manipulation of Yen LIBOR and Euroyen TIBOR. On March 28, 2014, the SDNY court granted defendants’ motions to dismiss claims asserted under U.S. federal antitrust laws and for unjust enrichment, but denied defendants’ motions as to certain claims asserted under the CEA. On March 31, 2015, the court denied motions to dismiss for lack of personal jurisdiction filed by foreign defendants (including the Bank) that have branch offices in New York and that did not enter into stipulations with the plaintiff specifically addressing defendants’ right to make those motions. On April 15, 2015, defendants (including the Bank) filed a motion requesting that the court reconsider its decision or, in the alternative, allow an immediate interlocutory appeal from its decision to the Second Circuit. Also on March 31, 2015, the court denied in part and granted in part a motion by the plaintiff to amend his complaint. As is relevant to the Bank, the court denied plaintiff’s requests to assert RICO claims and to add two new named plaintiffs that allegedly transacted in Yen currency futures and forwards. The court has granted the plaintiff leave to move to amend his complaint to add a third new named plaintiff that allegedly transacted in Yen currency forwards with several defendants, including the Bank, and to assert state law contract and unjust enrichment claims on this new plaintiff’s behalf. In addition, the court recently confirmed that a stay on discovery will remain in place until May 15, 2015, at which time discovery issues will be referred to a magistrate judge for further proceedings.

Deutsche Bank is also a defendant in a putative class action concerning the alleged manipulation of EURIBOR. The court granted a motion to stay discovery through May 12, 2015. Defendants’ time to respond to the complaint has been stayed pending amendments to the complaint. Claims for damages in these cases have been asserted under various legal theories, including violations of the CEA, federal and state antitrust laws, RICO, and other federal and state laws.

Kaupthing CLN Claims. In June 2012, Kaupthing hf, an Icelandic stock corporation, (acting through its winding-up committee) issued Icelandic law clawback claims for approximately € 509 million (plus interest) against Deutsche Bank in both Iceland and England. The claims relate to leveraged credit linked notes (“CLNs”), referencing Kaupthing, issued by Deutsche Bank to two British Virgin Island special purpose vehicles (“SPVs”) in 2008. The SPVs were ultimately owned by high net worth individuals. Kaupthing claims to have funded the SPVs and alleges that Deutsche Bank was or should have been aware that Kaupthing itself was economically exposed in the transactions. Kaupthing claims that the transactions are voidable by Kaupthing on a number of alternative grounds, including the ground that the transactions were improper because one of the alleged purposes of the transactions was to allow Kaupthing to influence the market in its own CDS (credit default swap) spreads and thereby its listed bonds. Additionally, in November 2012, an English law claim (with allegations similar to those featured in the Icelandic law claims) was commenced by Kaupthing against Deutsche Bank in London. Deutsche Bank filed its defense in the Icelandic proceedings in late February 2013 and continues to defend the claims. In February 2014, both proceedings in England were stayed pending final determination of the Icelandic proceedings. Additionally, in December 2014, the SPVs and their joint liquidators served Deutsche Bank with substantively similar claims arising out of the CLN transactions against Deutsche Bank and other defendants in England. The SPVs’ claims are not expected to increase Deutsche Bank’s overall potential liability in respect of the CLN transactions beyond the amount already claimed by Kaupthing.

Kirch. The public prosecutor’s office in Munich has conducted and is currently conducting criminal investigations in connection with the Kirch case with regard to former Management Board members as well as the current Management Board members Juergen Fitschen and Dr. Stephan Leithner. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

Deutsche Bank	Consolidated Financial Statements	110
Interim Report as of March 31, 2015	Other Financial Information (unaudited)
	Other Contingencies

The investigation involving current Management Board member Juergen Fitschen and several former Management Board members has been concluded. At the beginning of August 2014, an indictment was filed with the District Court of Munich against Mr. Fitschen and such former Management Board members. The public prosecutor has applied for the court to order Deutsche Bank’s secondary participation in the proceedings in regard to a potential regulatory offence pursuant to Section 30 of the German Regulatory Offences Act. The indictment was served to the former Management Board members, Mr. Fitschen and Deutsche Bank AG in September 2014. On March 2, 2015, the District Court of Munich admitted the indictment and opened the trial against all accused. The court also ordered the secondary participation of Deutsche Bank AG. Trial will start on April 28, 2015 and court dates are currently scheduled until end of September 2015, generally one day per week.

The investigation involving current Management Board member Dr. Stephan Leithner is ongoing.

The allegations of the public prosecutors are that the two current Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in a civil case between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct. Under German law, a party in a civil litigation is under a statutory duty to make sure all factual statements made by it in court are accurate. The investigation of Dr. Leithner and the indictment of Mr. Fitschen are based on the allegation that (unlike the other current Management Board members of the Bank) they had special knowledge or responsibility in relation to the Kirch case. The indictment regarding former Management Board members is based on the allegation that such former Management Board members gave incorrect testimony to the Munich Higher Regional Court.

The Supervisory Board and the Management Board of the Bank have obtained opinions from an international law firm and a retired president of one of the leading courts of appeal in Germany to the effect that there is no basis for the accusation of criminal wrongdoing made by the public prosecutors against Mr. Fitschen and Dr. Leithner. Deutsche Bank is fully cooperating with the Munich public prosecutor’s office.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (“KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) for vicarious liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. A verdict in respect of DSK and one of the four indicted employees may be delivered during 2015. In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. The claimants are seeking damages with an aggregate claim amount of approximately € 250 million (at present exchange rates) plus interest and costs. These litigations are at various stages of proceedings, with verdicts in some actions possible during 2015.

Deutsche Bank	Consolidated Financial Statements	111
Interim Report as of March 31, 2015	Other Financial Information (unaudited)
	Other Contingencies

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations, other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as a defendant in a civil action brought by the Commonwealth of Virginia asserting claims for fraud and breach of the Virginia Fraud Against Taxpayers Act as a result of purchases by the Virginia Retirement System (VRS) of RMBS issued or underwritten by Deutsche Bank. Deutsche Bank is one of thirteen financial institutions named as defendants. The complaint alleges damages of U.S.$ 1.15 billion in the aggregate against all defendants but does not specify the damages sought from each defendant. The action was originally filed under seal by a private party and was unsealed on September 16, 2014, after the Attorney General for Virginia decided to intervene in the action. The case is in the early stages, and Deutsche Bank is contesting VRS’s assertion that the Virginia state court can exercise personal jurisdiction over it.

Deutsche Bank has been named as defendant in numerous other civil litigations in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, include putative class action suits, actions by individual purchasers of securities and actions by trustees on behalf of RMBS trusts. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. On September 8, 2014, Deutsche Bank, certain other financial institution defendants and lead plaintiffs executed a stipulation to settle the action. On September 30, 2014, the court issued an order certifying the class for settlement and approving notice to the class. On February 23, 2015, the court issued an order approving the settlement and dismissing the action. Under the settlement, all settling defendants paid a total of U.S.$ 340 million. Deutsche Bank’s portion of the settlement is not material to it. On March 25, 2015, Pacific Investment Management Company, LLC (PIMCO) filed a notice of appeal of the court’s February 23, 2015 order. PIMCO had previously filed an objection to the settlement for the limited purpose of seeking an order clarifying or otherwise narrowing the scope of the release provided in the settlement agreement, which objection was overruled by the court.

Deutsche Bank is a defendant in a putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by Novastar Mortgage Corporation. On February 4, 2015, the court issued an order vacating its prior decision that had dismissed five of six RMBS offerings from the case. The court ordered the plaintiffs to amend the operative complaint to include the previously dismissed offerings. Discovery in the action, which had been stayed while the plaintiffs’ motion had been pending, will now resume.

On December 18, 2013, the United States District Court for the Southern District of New York dismissed the claims against Deutsche Bank in a putative class action relating to RMBS issued by Residential Accredit Loans, Inc. and its affiliates.

Deutsche Bank is a defendant in various non-class action lawsuits and arbitrations by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Aozora Bank, Ltd., Commerzbank AG, the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, HSBC Bank USA, National Association (as trustee for certain RMBS trusts), Knights of Columbus, Mass Mutual

Deutsche Bank	Consolidated Financial Statements	112
Interim Report as of March 31, 2015	Other Financial Information (unaudited)
	Other Contingencies

Life Insurance Company, Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank), Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), Texas County & District Retirement System and The Charles Schwab Corporation.

On December 18, 2014, a stipulation was filed dismissing with prejudice claims brought against Deutsche Bank by Mass Mutual Life Insurance Company relating to offerings issued by entities affiliated with Countrywide. Deutsche Bank’s understanding is that the dismissal with respect to these offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank remains a defendant in separate litigation brought by Mass Mutual Life Insurance Company relating to certificates not issued by entities affiliated with Countrywide.

On January 14, 2015, the court granted Deutsche Bank’s motion to dismiss the action brought against it by Aozora Bank, Ltd., relating to a collateralized debt obligation identified as Blue Edge ABS CDO Ltd. On February 17, 2015, Aozora Bank, Ltd. filed a motion to reargue, or, in the alternative, to file an amended complaint. Deutsche Bank has opposed the motion. Deutsche Bank also is a defendant, along with UBS AG and affiliates, in an action brought by Aozora Bank relating to a collateralized debt obligation identified as Brooklyn Structured Finance CDO, Ltd., in which a motion to dismiss currently is pending before the court.

On January 22, 2015, pursuant to a confidential settlement agreement with Deutsche Bank dated January 14, 2015, the Federal Home Loan Bank of San Francisco dismissed with prejudice claims that it had filed against Deutsche Bank relating to seven RMBS offerings. On January 26, 2015, pursuant to a confidential agreement between the Federal Home Loan Bank of San Francisco and Countrywide, the Federal Home Loan Bank of San Francisco entered an order dismissing with prejudice claims brought against Deutsche Bank by the Federal Home Loan Bank of San Francisco relating to 15 offerings issued by entities affiliated with Countrywide. Deutsche Bank’s understanding is that the dismissal with respect to these 15 offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank remains a defendant in the case with respect to one RMBS offering and two offerings described as resecuritizations of RMBS certificates. The case is in discovery.

Deutsche Bank and Monarch Alternative Capital LP and certain of its advisory clients and managed investments vehicles (Monarch) reached an agreement on December 18, 2014 to propose a settlement agreement to HSBC Bank USA, National Association (HSBC) to resolve litigation relating to three RMBS trusts. Pursuant to the agreement with Monarch, Monarch requested that HSBC conduct a vote of certificateholders for each of the trusts with respect to the approval or rejection of the proposed settlements. HSBC has notified the relevant certificateholders of the proposed settlement agreements and that it is currently undertaking a review of the proposed agreements and intends to issue future notices to certificateholders regarding the proposed agreements shortly. The court has stayed the litigations pending the outcome of the proposed settlements. In the event one or more of the settlements are completed, a substantial portion of the settlement funds paid by Deutsche Bank would be reimbursed by a non-party to the litigation. The net economic impact of the settlements is not material to Deutsche Bank.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

Deutsche Bank	Consolidated Financial Statements	113
Interim Report as of March 31, 2015	Other Financial Information (unaudited)
	Other Contingencies

Deutsche Bank National Trust Company (“DBNTC”) and Deutsche Bank Trust Company Americas (“DBTCA”) have been sued by investors in civil litigation concerning their roles as trustees of certain RMBS trusts. On June 18, 2014, a group of investors including BlackRock and PIMCO filed a civil action against DBNTC and DBTCA in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label RMBS trusts asserting claims for alleged violations of the Trust Indenture Act of 1939 (TIA), breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA’s alleged failure to perform their duties as trustees for the trusts. Plaintiffs later dismissed their state court complaint and refiled an amended complaint in the U.S. District Court for the Southern District of New York (SDNY). On June 18, 2014, Royal Park Investments SA/NV filed a purported class action on behalf of investors in 10 RMBS trusts against DBNTC in the SDNY asserting claims for alleged violations of the TIA, breach of contract and breach of trust based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. DBNTC has moved to dismiss the complaint. On November 7, 2014, the National Credit Union Administration Board, as an investor in 121 RMBS trusts, filed a lawsuit in the SDNY, alleging violations of the TIA and the New York Streit Act for DBNTC’s alleged failure to perform certain purported statutory and contractual duties; on March 5, 2015, plaintiff filed an amended complaint with respect to 97 trusts and adding claims for breach of contract, breach of fiduciary duty, and negligence. On December 23, 2014, certain CDOs that hold RMBS certificates issued by 21 RMBS trusts filed a complaint in the SDNY against DBNTC as trustee of the trusts, asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty and negligence, based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. On March 24, 2015, six insurance companies including Western & Southern Life Insurance filed suit in Ohio state court against DBNTC and HSBC, in their capacity as RMBS trustees of 18 trusts (12 of which are administered by DBTNC), asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty, and negligence, based on DBNTC’s and HSBC’s alleged failure to perform their duties as trustees for the trusts.

Precious Metals Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement authorities who are investigating trading, and various other aspects of, precious metals. The Bank is cooperating with these investigations. Relatedly, Deutsche Bank has been conducting its own internal review of precious metals trading and other aspects of its precious metals business. Deutsche Bank is also named as a defendant in several putative class action complaints pending in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law and the U.S. Commodity Exchange Act related to the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes.

Referral Hiring Practices Investigations. Certain regulators are investigating, among other things, Deutsche Bank’s compliance with the Foreign Corrupt Practices Act and other laws with respect to the Bank’s hiring practices related to candidates referred by clients, potential clients and government officials, and its engagement of consultants in the Asia/Pacific region. Deutsche Bank is responding to and continuing to cooperate with these investigations.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. Deutsche Bank is providing information to and otherwise cooperating with the investigating agencies.

Deutsche Bank	Consolidated Financial Statements	114
Interim Report as of March 31, 2015	Other Financial Information (unaudited)
	Related Party Transactions

Mortgage Repurchase Demands

From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of March 31, 2015, Deutsche Bank has approximately U.S.$ 4.8 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 808 million (€ 752 million) as of March 31, 2015. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables of U.S.$ 359 million (€ 334 million) as of March 31, 2015. The net provisions against these demands following deduction of such receivables were U.S.$ 449 million (€ 418 million) as of March 31, 2015.

As of March 31, 2015, Deutsche Bank has completed repurchases, obtained agreements to rescind or otherwise settled claims on loans with an original principal balance of approximately U.S.$ 5.3 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 72.9 billion of loans sold by Deutsche Bank as described above.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert mortgage loan repurchase demands against Deutsche Bank to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Deutsche Bank anticipates that additional mortgage repurchase demands may be made in respect of mortgage loans that it has sold, but cannot reliably estimate their timing or amount, which can be influenced by, among other things, court decisions on when the statute of limitations on breaches of representations and warranties accrues including in an appeal pending before the New York Court of Appeal with respect to a residential mortgage-backed security issued by Deutsche Bank.

Related Party Transactions

Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of March 31, 2015, were loans and commitments of € 5 million and deposits of € 21 million. As of December 31, 2014, there were loans and commitments of € 3 million and deposits of € 16 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Deutsche Bank	Consolidated Financial Statements	115
Interim Report as of March 31, 2015	Other Financial Information (unaudited)
	Related Party Transactions

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans issued and guarantees granted

	Associated companies and other related parties
in € m.	Mar 31, 2015	Dec 31, 2014
Loans outstanding, beginning of period	321	357

Loans issued during the period	182	596

Loan repayments during the period	170	657

Changes in the group of consolidated companies	0	(1)

Exchange rate changes/other	28	27

Loans outstanding, end of period[1]	361	321

Other credit risk related transactions:
Allowance for loan losses	3	5

Provision for loan losses	0	0

Guarantees and commitments	225	45

[1]

Loans past due were € 3 million as of March 31, 2015 and € 3 million as of December 31, 2014. For the above loans, the Group held collateral of € 131 million and € 70 million as of March 31, 2015 and December 31, 2014, respectively.

Deposits received

	Associated companies and other related parties
in € m.	Mar 31, 2015	Dec 31, 2014
Deposits, beginning of period	128	167

Deposits received during the period	345	245

Deposits repaid during the period	359	244

Changes in the group of consolidated companies	0	(43)

Exchange rate changes/other	4	4

Deposits, end of period	119	128

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 123 million as of March 31, 2015, and € 87 million as of December 31, 2014. Trading liabilities and negative market values from derivative financial transactions with associated companies were € 2 million as of March 31, 2015, and € 0 million as of December 31, 2014.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of March 31, 2015, transactions with these plans were not material for the Group.

Deutsche Bank	Consolidated Financial Statements	116
Interim Report as of March 31, 2015	Other Financial Information (unaudited)
	Events after the Reporting Period

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of March 31, 2015.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 546 million as of March 31, 2015 (December 31, 2014: € 180 million) and the disposal groups included liabilities of € 15 million (December 31, 2014: € 0 million).

In the first quarter 2015, the Group classified its investment in the Fairview Container Terminal in Port of Prince Rupert, Canada, which is a segment of Maher Terminals, a multi-user container terminal operator, as a disposal group held for sale within the Corporate Division Non-Core Operations Unit. Under the designated disposal transaction, DP World, a Dubai-based marine terminal operator, has agreed to acquire 100 % of the Fairview Container Terminal for a consideration of € 424 million (CAD 580 million). The transaction is subject to regulatory approvals and is expected to close within one year. Its classification as a disposal group held for sale did not result in an impairment loss.

As of March 31, 2015 and December 31, 2014, there were no unrealized net gains relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

Events after the Reporting Period

On April 22, 2015 Deutsche Bank signed an agreement to purchase additional Postbank shares. With this transaction Deutsche Bank’s share in Postbank increases to approximately 97%. The transaction will result in a net loss of approximately € 93 million in the second quarter of 2015.

Deutsche Bank	Other Information (unaudited)	117
Interim Report as of March 31, 2015	Non-GAAP Financial Measures
	Pre-Tax and Post-Tax Return on Average Active Equity

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Fully loaded CRR/CRD 4 Leverage Ratio

As part of its balance sheet management, the Group uses a fully loaded CRR/CRD 4 leverage ratio, which is Tier 1 capital on a fully loaded basis as a percentage of the CRR/CRD 4 exposure measure (which is derived by applying adjustments to IFRS total assets). Such non-GAAP financial measure is described in “Management Report: Risk Report: Balance Sheet Management”.

Pre-Tax and Post-Tax Return on Average Active Equity

The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, both as defined below.

The post-tax return on both average shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 62 % for the three months ended March 31, 2015 and 34 % for the prior year’s quarter. For the post-tax return on average active equity of the segments, the applied tax rate was 35 % for the three months ended March 31, 2015, and 35 % for the three months ended March 31, 2014.

IBIT attributable to Deutsche Bank Shareholders: The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes as follows:

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
Income (loss) before income taxes (IBIT)	1,479	1,680

Less income (loss) before income taxes attributable to noncontrolling interests	(16)	(20)

IBIT attributable to Deutsche Bank shareholders	1,464	1,660

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering differences in the calculations. The Group adjusts the average shareholders’ equity for average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year.

	Three months ended
in € m.	Mar 31, 2015	Mar 31, 2014
Average shareholders’ equity	71,153	55,348[1]

Average dividend accruals	(1,164)	(860)

Average active equity	69,990	54,488

[1]	Average shareholders’ equity was restated by € (6) million.

Deutsche Bank	Other Information (unaudited)	118
Interim Report as of March 31, 2015	Non-GAAP Financial Measures
	Book Value and Tangible Book Value per Basic Share Outstanding

Pre-tax and post-tax returns on average active equity are presented below. For comparison, also presented are the pre-tax and post-tax returns on average shareholders’ equity, which are defined as IBIT and net income, respectively, attributable to Deutsche Bank shareholders, as a percentage of average shareholders’ equity.

	Three months ended
in %	Mar 31, 2015	Mar 31, 2014
Pre-tax return on average shareholders’ equity	8.2	12.0

Pre-tax return on average active equity	8.4	12.2

Post-tax return on average shareholders’ equity	3.1	7.8

Post-tax return on average active equity	3.1	8.0

Post-tax return on average tangible shareholders’ equity

Post-tax return on average tangible shareholders’ equity is calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders’ equity. Net income (loss) attributable to Deutsche Bank shareholders is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. Tangible shareholders’ equity is the shareholders’ equity per balance sheet excluding goodwill and other intangible assets.

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2015	Mar 31, 2014
Average shareholders’ equity[1]	71,153	55,348

Average goodwill and other intangible assets	(15,462)	(13,963)

Average tangible shareholders’ equity	55,691	41,385

Net income (loss)[2]	559	1,103

Net income attributable to noncontrolling interests	(16)	(20)

Net income attributable to Deutsche Bank shareholders	544	1,083

Post-tax return on average tangible shareholders’ equity (in %)	3.9	10.5

[1]	Average tangible shareholders’ equity is calculated as last four months average of tangible shareholders’ equity.
[2]	For the Group, calculation is based on an effective tax rate of 62 % for three months ended March 31, 2015 and 34 % for three months ended March 31, 2014.

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share and tangible book value per basic share are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m.	Mar 31, 2015	Dec 31, 2014
Total shareholders’ equity (Book value)	72,979	68,351

Goodwill and other intangible assets	(15,802)	(14,951)

Tangible shareholders’ equity (Tangible book value)	57,177	53,400

Deutsche Bank	Other Information (unaudited)	119
Interim Report as of March 31, 2015	Non-GAAP Financial Measures
	Valuation Adjustments

Basic Shares Outstanding

in million (unless stated otherwise)	Mar 31, 2015	Dec 31, 2014
Number of shares issued	1,379.3	1,379.3

Treasury shares	(0.5)	(0.3)

Vested share awards	6.9	6.8

Basic shares outstanding	1,385.7	1,385.8

Book value per basic share outstanding in €	52.67	49.32

Tangible book value per basic share outstanding in €	41.26	38.53

Cost-income ratio (adjusted) and Post-tax return on average active equity (adjusted)

Deutsche Bank reports at a Group level cost-income ratio (adjusted) and post-tax return on average active equity (adjusted), both of which are non-GAAP financial measures. Post-tax return on average active equity (adjusted) is also reported for the CB&S Corporate Division.

Cost-income ratio (adjusted) is calculated by dividing adjusted cost base (described below) by net revenues (reported).

Post-tax return on average active equity (adjusted) is calculated by dividing net income attributable to Deutsche Bank shareholders (adjusted) (described below) by average active equity (described above).

Adjusted cost base is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted cost base is calculated by adjusting noninterest expenses under IFRS for (i) the costs-to-achieve (CtA) of the Group’s Operational Excellence (OpEx) program, (ii) other severances, (iii) policyholder benefits and claims, (iv) litigation expenses, (v) impairment of goodwill and other intangible assets and (vi) other divisional-specific cost items.

IBIT attributable to Deutsche Bank shareholders (adjusted) is a non-GAAP financial measure most directly comparable to the IFRS financial measure income before income taxes (IBIT). It is calculated by adjusting IBIT attributable to Deutsche Bank shareholders (which, as described above, is itself a non-GAAP financial measure based on income before income taxes (IBIT) under IFRS) for (i) CRR/CRD 4 CVA (mark-to-market movements on related hedges), DVA and FVA, (ii) OpEx CtA, (iii) other severances, (iv) litigation expenses and (v) impairment of goodwill and other intangible assets.

Net income attributable to Deutsche Bank shareholders (adjusted) is a non-GAAP financial measure most directly comparable to the IFRS financial measure net income. It is calculated by adjusting IBIT attributable to Deutsche Bank shareholders (adjusted) for the income tax expense (benefit) impact for the period.

Valuation Adjustments

The reconciliation for determining adjusted Group and CB&S IBIT and Net Income identifies the Credit Valuation Adjustment (CVA), the Debt Valuation Adjustment (DVA) and the Funding Valuation Adjustment (FVA) as adjusting items.

As described in Note 14 ‘Financial Instruments Carried at Fair Value’ of the Group’s Financial Report 2014, CVA is applied to derivative positions and is determined by assessing the potential credit exposure to a given counterparty. The calculation of CVA takes into account any collateral held, the effect of netting agreements, expected loss given default and the credit risk, based on available market information, including credit default swap spreads.

Deutsche Bank	Other Information (unaudited)	120
Interim Report as of March 31, 2015	Non-GAAP Financial Measures
	Valuation Adjustments

CVA under the CRR/CRD 4 capital rules increases the Group’s Risk Weighted Asset (RWAs). The Group has sought to mitigate these CVA RWA through hedging with credit derivatives. These regulatory hedges are additional to those entered into to hedge CVA exposures under IFRS hedge accounting rules, and accordingly, result in mark-to-market movements in profit and loss that are reported as a revenue item. These CVA regulatory hedge-related movements are identified in the reconciling items in the calculation of adjusted IBIT and net income as “CVA”.

DVA incorporates the impact of the Group’s own credit risk in the fair valuing of financial liabilities, including derivative contracts. Profit and loss movements resulting from DVA are identified in the reconciling items in the calculation of adjusted IBIT and net income as “DVA”.

FVA is applied to derivative positions that are not wholly collateralized. It reflects the market implied funding costs on both assets and liabilities and has the effect of incorporating the present value of funding costs into the fair value of derivative positions that are not wholly collateralized. Profit and loss movements resulting from FVA are identified in the reconciling items in the calculation of adjusted IBIT and net income as “FVA”.

The Group believes that the presentation of these measures excluding the impact of these items provides a more meaningful depiction of the underlying fundamentals of its businesses impacted by such items.

Reconciliation of the movement of reported to adjusted parameters

	Three months ended
	Mar 31, 2015		Mar 31, 2014
in € m. (unless stated otherwise)	CB&S	Group	CB&S	Group
Net revenues (reported)	4,654	10,376	4,042	8,392

Valuation Adjustments (CVA/DVA/FVA)[1]	(226)	(298)	3	(101)

Net revenues (adjusted)	4,880	10,674	4,039	8,493

Noninterest expenses (reported)	(3,959)	(8,678)	(2,566)	(6,466)

Cost-to-Achieve[2]	(70)	(208)	(111)	(310)

Other Severance	(24)	(44)	(12)	(27)

Policyholder benefits and claims	0	(153)	0	(52)

Litigation	(1,161)	(1,544)	18	0

Impairment of Goodwill & Intangibles	0	0	0	0

Other disclosed cost specific items	(11)	(31)	0	(85)

Adjusted cost base	(2,693)	(6,699)	(2,462)	(5,992)

Income (loss) before income taxes (reported)	643	1,479	1,439	1,680

Income (loss) before income taxes attributable to noncontrolling interests[3]	0	(16)	0	(20)

IBIT attributable to Deutsche Bank shareholders	643	1,464	1,439	1,660

Valuation Adjustments (CVA/DVA/FVA)[1]	(226)	(298)	3	(101)

Cost-to-Achieve[2]	(70)	(208)	(111)	(310)

Other Severance	(24)	(44)	(12)	(27)

Litigation	(1,161)	(1,544)	18	0

Impairment of Goodwill & Intangibles	0	0	0	0

IBIT attributable to Deutsche Bank shareholders (adjusted)	2,124	3,558	1,540	2,097

Cost/income ratio (reported)		84%		77%

Cost/income ratio (adjusted)		65%		71%

Average Active Equity (three month ended)	30,595	69,990	20,937	54,488

Post-tax return on average active equity based on net income (loss) (reported)[4]	5%	3%	18%	8%

Post-tax return on average active equity based on net income (loss) (adjusted)[4,5]	18%	13%	19%	10%

[1]	CRR/CRD 4 Credit Valuation Adjustment (CVA), Debt Valuation Adjustment (DVA), Funding Valuation Adjustment (FVA).
[2]	Includes CtA related to Postbank, Investment and OpEx.
[3]	Within income before income taxes of the Segments, noncontrolling interests are reflected as expenses.
[4]	Based on net income (loss) attributable to Deutsche Bank shareholders.
[5]

For the Group, calculation is based on an adjusted tax rate of 35 % for three months ended March 31, 2015 and 34 % for three months ended March 31, 2014. For CB&S calculation is based on an adjusted tax rate of 34 % for three months ended March 31, 2015 and 34 % for three months ended March 31, 2014.

Deutsche Bank	Impressum	121
Interim Report as of March 31, 2015